UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_________________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

Date: July 23, 2019

UBS Group AG

Commission File Number: 1-36764

UBS AG

Commission File Number: 1-15060

(Registrants' Name)

Bahnhofstrasse 45, Zurich, Switzerland

Aeschenvorstadt 1, Basel, Switzerland

(Address of principal executive offices)

Indicate by check mark whether the registrants file or will file annual reports under cover of Form 20‑F or Form 40-F.

Form 20-F  x                        Form 40-F  o

This Form 6-K consists of the Second Quarter 2019 Report of UBS Group AG, which appears immediately following this page.

Our financial results

Second quarter 2019  report

Corporate calendar UBS Group AG

1.	UBS Group
4	Recent developments
6	Group performance

2.	UBS business divisions and Corporate Center
20	Global Wealth Management
23	Personal & Corporate Banking
28	Asset Management
31	Investment Bank
35	Corporate Center

3.	Risk, treasury and capital management
39	Risk management and control
43	Balance sheet, liquidity and funding management
47	Capital management

4.	Consolidated financial statements
61	UBS Group AG interim consolidated financial statements (unaudited)
103	UBS AG interim consolidated financial information (unaudited)

5.	Significant regulated subsidiary and sub-group information
107	Financial and regulatory key figures for our significant regulated subsidiaries and sub-groups

Appendix

109	Abbreviations frequently used in our financial reports
112	Information sources
113	Cautionary statement

Publication of the third quarter 2019 report:                         Tuesday, 22 October 2019
Publication of the fourth quarter 2019 report:                      Tuesday, 21 January 2020
Publication of the Annual Report 2019:                               Friday, 28 February 2020
Publication of the first quarter 2020 report:                          Tuesday, 28 April 2020

Corporate calendar UBS AG*

Publication of the second quarter 2019 report:                     Friday, 26 July 2019

*Publication dates of further quarterly and annual reports and results will be made available as part of the corporate calendar of UBS AG at www.ubs.com/investors

Contacts

Switchboards

For all general inquiries
www.ubs.com/contact

Zurich +41-44-234 1111
London +44-207-567 8000
New York +1-212-821 3000
Hong Kong +852-2971 8888

Singapore +65-6495 8000

Investor Relations

UBS’s Investor Relations team supports
institutional, professional and retail
investors from our offices in Zurich,
New York and Krakow.

UBS Group AG, Investor Relations
P.O. Box, CH-8098 Zurich, Switzerland

www.ubs.com/investors

Zurich +41-44-234 4100
New York +1-212-882 5734

Media Relations

UBS’s Media Relations team supports
global media and journalists from our
offices in Zurich, London, New York
and Hong Kong.

www.ubs.com/media

Zurich +41-44-234 8500
mediarelations@ubs.com

London +44-20-7567 4714
ubs-media-relations@ubs.com

New York +1-212-882 5858
mediarelations-ny@ubs.com

Hong Kong +852-2971 8200
sh-mediarelations-ap@ubs.com

Office of the Group Company Secretary

The Group Company Secretary receives
inquiries on compensation and related
issues addressed to members of the
Board of Directors.

UBS Group AG, Office of the Group Company Secretary
P.O. Box, CH-8098 Zurich, Switzerland

sh-company-secretary@ubs.com

+41-44-235 6652

Shareholder Services

UBS’s Shareholder Services team, a unit
of the Group Company Secretary office,
is responsible for the registration of UBS Group AG registered shares.

UBS Group AG, Shareholder Services
P.O. Box, CH-8098 Zurich, Switzerland

sh-shareholder-services@ubs.com

+41-44-235 6652

US Transfer Agent

For global registered share-related
inquiries in the US.

Computershare Trust Company NA
P.O. Box 505000
Louisville, KY 40233-5000, USA

Shareholder online inquiries:
https://www-us.computershare.com/ investor/Contact

Shareholder website:
www.computershare.com/investor

Calls from the US
+1-866-305-9566
Calls from outside the US
+1-781-575-2623
TDD for hearing impaired
+1-800-231-5469
TDD for foreign shareholders
+1-201-680-6610

Imprint

Publisher: UBS Group AG, Zurich, Switzerland | www.ubs.com
Language: English

© UBS 2019. The key symbol and UBS are among the registered and unregistered trademarks of UBS. All rights reserved.

Second quarter 2019 report

Our key figures

	As of or for the quarter ended				As of or year-to-date
USD million, except where indicated	30.6.19	31.3.19	31.12.18	30.6.18	30.6.19	30.6.18
Group results
Operating income	7,532	7,218	6,972	7,644	14,750	15,812
Operating expenses	5,773	5,672	6,492	5,938	11,445	12,007
Operating profit / (loss) before tax	1,759	1,546	481	1,706	3,305	3,806
Net profit / (loss) attributable to shareholders	1,392	1,141	315	1,382	2,533	2,948
Diluted earnings per share (USD)[1]	0.37	0.30	0.08	0.36	0.67	0.76
Profitability and growth[2]
Return on equity (%)[3]	10.4	8.6	2.4	10.5	9.5	11.2
Return on tangible equity (%)[4]	11.9	9.8	2.7	12.0	10.8	12.8
Return on common equity tier 1 capital (%)[5]	16.0	13.3	3.7	16.1	14.6	17.2
Return on risk-weighted assets, gross (%)[6]	11.4	10.9	10.8	11.8	11.1	12.3
Return on leverage ratio denominator, gross (%)[6]	3.3	3.2	3.1	3.3	3.3	3.5
Cost / income ratio (%)[7]	76.5	78.4	92.4	77.4	77.4	75.7
Adjusted cost / income ratio (%)[8]	76.1	77.9	92.2	75.9	77.0	75.6
Net profit growth (%)[9]	0.7	(27.1)		19.9	(14.1)	22.6
Resources
Total assets	968,728	956,579	958,489	952,817	968,728	952,817
Equity attributable to shareholders	53,180	53,667	52,928	51,210	53,180	51,210
Common equity tier 1 capital[10]	34,948	34,658	34,119	34,116	34,948	34,116
Risk-weighted assets[10]	262,135	267,556	263,747	254,603	262,135	254,603
Common equity tier 1 capital ratio (%)[10]	13.3	13.0	12.9	13.4	13.3	13.4
Going concern capital ratio (%)[10]	19.1	18.5	17.5	17.8	19.1	17.8
Total loss-absorbing capacity ratio (%)[10]	33.3	32.7	31.7	32.3	33.3	32.3
Leverage ratio denominator[10]	911,379	910,993	904,598	910,383	911,379	910,383
Common equity tier 1 leverage ratio (%)[10]	3.83	3.80	3.77	3.75	3.83	3.75
Going concern leverage ratio (%)[10]	5.5	5.4	5.1	5.0	5.5	5.0
Total loss-absorbing capacity leverage ratio (%)[10]	9.6	9.6	9.3	9.0	9.6	9.0
Liquidity coverage ratio (%)[11]	145	153	136	144	145	144
Other
Invested assets (USD billion)[12]	3,381	3,318	3,101	3,271	3,381	3,271
Personnel (full-time equivalents)	66,922	67,481	66,888	63,684	66,922	63,684
Market capitalization[13,14]	43,491	45,009	45,907	57,654	43,491	57,654
Total book value per share (USD)[13]	14.53	14.45	14.35	13.73	14.53	13.73
Total book value per share (CHF)[13,15]	14.18	14.39	14.11	13.61	14.18	13.61
Tangible book value per share (USD)[13]	12.72	12.67	12.55	12.00	12.72	12.00
Tangible book value per share (CHF)[13,15]	12.42	12.62	12.33	11.90	12.42	11.90

1 Refer to “Note 9 Earnings per share (EPS) and shares outstanding” in the “Consolidated financial statements” section of this report for more information.    2 Refer to the “Performance targets and measurement” section of our Annual Report 2018 for more information on our performance targets.    3 Calculated as net profit attributable to shareholders (annualized as applicable) / average equity attributable to shareholders.    4 Calculated as net profit attributable to shareholders (annualized as applicable) / average equity attributable to shareholders less average goodwill and intangible assets. Effective 1 January 2019, the definition of the numerator for return on tangible equity has been revised to align with numerators for return on equity and return on CET1 capital; i.e., we no longer adjust for amortization and impairment of goodwill and intangible assets. Prior periods have been restated.    5 Calculated as net profit attributable to shareholders (annualized as applicable) / average common equity tier 1 capital.    6 Calculated as operating income before credit loss expense or recovery (annualized as applicable) / average risk-weighted assets and average leverage ratio denominator, respectively.    7 Calculated as operating expenses / operating income before credit loss expense or recovery.    8 Calculated as adjusted operating expenses / adjusted operating income before credit loss expense or recovery.    9 Calculated as change in net profit attributable to shareholders from continuing operations between current and comparison periods / net profit attributable to shareholders from continuing operations of comparison period.    10 Based on the Swiss systemically relevant bank framework as of 1 January 2020. Refer to the “Capital management” section of this report for more information.    11 Refer to the “Balance sheet, liquidity and funding management” section of this report for more information.    12 Includes invested assets for Global Wealth Management, Asset Management and Personal & Corporate Banking.    13 Refer to “UBS shares” in the “Capital management” section of this report for more information.    14 Beginning with our Annual Report 2018, the calculation of market capitalization has been amended to reflect total shares outstanding multiplied by the share price at the end of the period. The calculation was previously based on total shares issued multiplied by the share price at the end of the period. Market capitalization has been reduced by USD 2.1 billion as of 31 December 2018 and by USD 1.9 billion as of 30 June 2018 as a result.    15 Total book value per share and tangible book value per share in Swiss francs are calculated based on a translation of equity under our US dollar presentation currency. As a consequence of the restatement to a US dollar presentation currency, amounts may differ from those originally published in our quarterly and annual reports.

Performance measures: reasons for use

Return on equity                                               This measure provides information on the profitability of the business in relation to equity.

Return on tangible equity                                 This measure provides information on the profitability of the business in relation to tangible equity.

Return on common equity tier 1 capital                   This measure provides information on the profitability of the business in relation to common equity tier 1 capital.

Return on risk-weighted assets, gross              This measure provides information on the revenues of the business in relation to risk-weighted assets.

Return on leverage ratio denominator, gross           This measure provides information on the revenues of the business in relation to leverage ratio denominator.

Cost / income ratio                                           This measure provides information on the efficiency of the business by comparing operating expenses with gross income.

Adjusted cost / income ratio                             This measure provides information on the efficiency of the business by comparing operating expenses with gross income, while              excluding items that management believes are not representative of the underlying performance of the businesses.

Net profit growth                                             This measure provides information on profit growth in comparison with the prior-year period.

UBS Group

Management report

Changes to our presentation currency

Effective from 1 October 2018, the presentation currency of UBS Group AG’s consolidated financial statements has changed from Swiss francs to US dollars. Comparative information in this report for periods prior to the fourth quarter of 2018 has been restated. Assets, liabilities and total equity were translated to US dollars at closing exchange rates prevailing on the respective balance sheet dates, and income and expenses were translated at the respective average rates prevailing for the relevant periods.

Terms used in this report, unless the context requires otherwise

“UBS,” “UBS Group,” “UBS Group AG consolidated,”                                  UBS Group AG and its consolidated subsidiaries
“Group,” “the Group,” “we,” “us” and “our”

“UBS AG consolidated”                                                                                       UBS AG and its consolidated subsidiaries

“UBS Group AG” and “UBS Group AG standalone”                                       UBS Group AG on a standalone basis

“UBS AG” and “UBS AG standalone”                                                               UBS AG on a standalone basis

“UBS Switzerland AG” and “UBS Switzerland AG standalone”                     UBS Switzerland AG on a standalone basis

“UBS Europe SE consolidated”                                                                            UBS Europe SE and its consolidated subsidiaries

“UBS Americas Holding LLC” and                                                                       UBS Americas Holding LLC and its
“UBS Americas Holding LLC consolidated”                                                       consolidated subsidiaries

Recent developments

Recent developments

Regulatory and legal developments

Swiss Corporate Tax Reform

In May 2019, the Swiss electorate approved corporate tax reform measures that abolish preferential corporate tax regimes and introduce a series of tax measures aligned with Organisation for Economic Co-operation and Development (OECD) standards, while seeking to maintain Switzerland’s competitiveness as a business location. The federal changes resulting from this tax reform are not expected to have a significant effect on the tax expenses for the Group, as increases resulting from the reform are expected to be largely offset by tax rate reductions and other changes currently under consideration at the cantonal level. The federal reform will become effective on 1 January 2020.

The reform measures also provide that for Swiss domiciled companies with shares listed on a stock exchange no more than 50% of dividends may be, and at least 50% of share repurchases for redemption must be, paid out of capital contribution reserves, with the remainder required to be paid from retained earnings.

As a result, at least 50% of all dividends paid after 1 January 2020, including dividends in respect of the financial year 2019, will be paid from retained earnings, and will be subject to a 35% Swiss withholding tax. As of 30 June 2019, UBS held USD 13 billion in approved capital contribution reserves for potential future distributions to shareholders, either in the form of dividends or share buybacks.

Separately, following a change in Swiss tax law as of 1 January 2019 that applies to holding companies of systemically relevant banks issuing loss-absorbing additional tier 1 or total loss-absorbing capacity (TLAC)-eligible senior unsecured debt instruments, UBS will no longer issue such instruments out of UBS Group Funding (Switzerland) AG and existing instruments will be migrated to UBS Group AG during the second half of 2019.

EU equivalence for Swiss trading venues

On 18 June 2019, the European Commission decided not to extend its equivalence decision for Swiss trading venues beyond the end of June 2019, citing a perceived lack of progress toward the conclusion of an institutional framework agreement between Switzerland and the EU as the reason for this decision. In reaction, the Swiss Federal Council activated a contingency measure to protect the Swiss stock exchange infrastructure, effective as of 1 July 2019. The Swiss measure introduced a recognition requirement for foreign trading venues that admit shares issued by Swiss incorporated companies to trading, with all EU trading venues having their recognition revoked due to the lack of reciprocity.

To comply with this measure, trading in Swiss shares on EU trading venues ceased on and was redirected from EU to Swiss trading venues as of 1 July 2019 as permitted under EU law in the absence of an EU trading venue.

We have prepared for this scenario and have, as of 1 July 2019, routed relevant trade flows in Swiss shares from EU to Swiss trading venues, with limited adjustment costs for UBS.

BCBS initial margin offset in the leverage ratio and new disclosure requirements

The Basel Committee on Banking Supervision (BCBS) agreed to align the leverage ratio measurement of client-cleared derivatives with the standardized approach to measuring counterparty credit risk exposures (SA-CCR). We expect these provisions will become effective as of 1 January 2022. This treatment permits both cash and non-cash forms of segregated initial margin, as well as cash and non-cash variation margin, received from a client to offset the replacement cost and potential future exposure for client-cleared derivatives only. This will help to mitigate any potential effect on the leverage ratio denominator from the finalization of the Basel III capital framework, which takes effect from 1 January 2022.

The BCBS also introduced a new disclosure standard, effective as of 1 January 2022, which sets out additional requirements for banks to disclose their leverage ratios based on quarter-end and daily average values of securities financing transactions.

Consultation regarding revision of the Swiss Banking Act

In March 2019, the Swiss Federal Council commenced a consultation process with regard to a partial revision of the Swiss Banking Act. The consultation process ended in June 2019.

Among the proposed measures to strengthen the depositor protection scheme is a requirement that banks deposit half of their contribution obligations for the deposit protection scheme in securities or cash with a custodian.

An adjustment to the Intermediated Securities Act would introduce a requirement that all custodians of intermediated securities separate their own portfolios from the portfolios of their clients.

We expect the final rules to enter into effect no earlier than 2021 and to result in moderate additional costs for all Switzerland-based Group entities in scope.

US Regulation Best Interest

The US Securities and Exchange Commission (SEC) has adopted rules and interpretations to enhance customer protection of retail investors. The effective date of these new provisions will be 30 June 2020. The new rules are intended to align the legal requirements and mandated disclosures for broker-dealers and investment advisers with reasonable investor expectations, while preserving access, in terms of choice and cost, to a variety of investment services and products.

Regulation Best Interest elevates the standard of care for broker-dealers from the current “suitability” requirement to a newly defined “best interest” standard, which applies to any securities transaction or investment strategy involving securities offered to a retail customer and makes clear that a broker-dealer may not put its financial interests ahead of the interests of a retail customer when making recommendations. The regulation also creates new disclosure requirements and additional compliance program requirements. Implementation of these changes will require operational and supervisory changes for UBS’s US broker-dealers.

SEC amendments to cross-border application of US security-based swap regulations / Capital, margin and segregation requirements for security-based swap dealers

The SEC recently proposed amendments to previously proposed measures on the cross-border application of US security-based swap regulations, as well as adopting capital, margin and segregation requirements for security-based swap dealers.

The amendments to the cross-border application of US security-based swap regulations would allow greater involvement by US-based personnel in transactions by non-US security-based swap dealers with non-US persons without requiring the non-US dealer to register with the SEC. The SEC also proposed interpretative guidance on its registration requirements, including the requirements for representations and legal opinions on access to books and records of a non-US dealer and requests for substituted compliance. We continue to expect that UBS AG will be required to register with the SEC as a security-based swap dealer, most likely not before 2021.

Developments related to the transition away from IBORs

Liquidity and activity in Alternative Reference Rates (ARR) continue to develop in markets globally, with work progressing to resolve the remaining issues associated with transitioning away from interbank offered rates (IBORs). Regulatory authorities continue to focus on transitioning to ARR by the end of 2021.

In May 2019, the International Accounting Standards Board (IASB) issued an exposure draft Interest Rate Benchmark Reform addressing hedge accounting issues that arise before the IBORs are replaced to provide some relief during this period of uncertainty, with work continuing on those issues that are expected to arise after replacement.

We have a substantial number of contracts linked to IBORs. The new risk-free ARRs do not currently provide a term structure, which will require a change in the contractual terms of products currently indexed on terms other than overnight. We have established a cross-divisional, cross-regional governance structure and change program to address the scale and complexity of the transition.

Strategic optimization initiatives

In June 2019, we announced a strategic wealth management partnership in Japan with Sumitomo Mitsui Trust Holdings, Inc. (SuMi Trust Holdings). Subject to receiving all necessary regulatory and other approvals, UBS and SuMi Trust Holdings plan to offer each other’s products and services to their respective current and future clients from the end of 2019 through the establishment of a marketing joint venture. Subject to the same approvals, an operational joint venture entity will be established in 2021, which will be 51% owned and controlled by UBS, requiring UBS to consolidate the new company for accounting and regulatory reporting. UBS and SuMi Trust Holdings will, through the overall joint venture arrangement, be able to offer a more extensive range of products and services than either partner is currently able to offer on its own.

Effective 1 April 2019, as part of UBS’s efforts to improve the resolvability of the Group, the portion of the Asset Management business in Switzerland conducted by UBS AG was transferred from UBS AG to its indirect subsidiary, UBS Asset Management Switzerland AG. With this transfer, we have completed the transfer of our Swiss Asset Management business and all Asset Management subsidiaries outside the US into a separate Asset Management sub-group structure.

We are continuing to execute on our strategic initiatives and are considering other strategic optimization opportunities that would leverage our technology capabilities, build on our strengths and focus resources on growth areas. These opportunities may include strategic partnerships, additional collaboration across business divisions, evolution of our business models and optimization of our legal entities.

Group performance

Group performance

Income statement
	For the quarter ended			% change from		Year-to-date
USD million	30.6.19	31.3.19	30.6.18	1Q19	2Q18	30.6.19	30.6.18
Net interest income	1,026	1,123	1,205	(9)	(15)	2,149	2,639
Other net income from financial instruments measured at fair value through profit or loss	1,939	1,935	2,001	0	(3)	3,874	3,974
Credit loss (expense) / recovery	(12)	(20)	(29)	(40)	(57)	(33)	(55)
Fee and commission income	4,907	4,541	4,845	8	1	9,448	10,022
Fee and commission expense	(434)	(409)	(421)	6	3	(842)	(855)
Net fee and commission income	4,474	4,132	4,423	8	1	8,606	9,168
Other income	105	49	44	116	141	154	86
Total operating income	7,532	7,218	7,644	4	(1)	14,750	15,812
Personnel expenses	4,153	4,043	4,102	3	1	8,196	8,357
General and administrative expenses	1,175	1,187	1,533	(1)	(23)	2,362	3,042
Depreciation and impairment of property, equipment and software	427	427	287	0	49	854	575
Amortization and impairment of intangible assets	18	16	16	13	9	33	33
Total operating expenses	5,773	5,672	5,938	2	(3)	11,445	12,007
Operating profit / (loss) before tax	1,759	1,546	1,706	14	3	3,305	3,806
Tax expense / (benefit)	366	407	322	(10)	14	773	855
Net profit / (loss)	1,393	1,139	1,384	22	1	2,532	2,951
Net profit / (loss) attributable to non-controlling interests	1	(2)	1		(31)	(1)	3
Net profit / (loss) attributable to shareholders	1,392	1,141	1,382	22	1	2,533	2,948

Comprehensive income
Total comprehensive income	2,473	1,039	359	138	589	3,512	2,213
Total comprehensive income attributable to non-controlling interests	(5)	2	(3)		51	(3)	0
Total comprehensive income attributable to shareholders	2,478	1,037	362	139	584	3,515	2,213

Performance of our business divisions and Corporate Center – reported and adjusted[1,2]
	For the quarter ended 30.6.19
USD million	Global Wealth Management	Personal & Corporate Banking	Asset Manage- ment	Investment Bank	Corporate Center[3]	UBS
Operating income as reported	4,057	958	475	2,071	(30)	7,532
of which: net foreign currency translations gains[4]					10	10
Operating income (adjusted)	4,057	958	475	2,071	(40)	7,522

Operating expenses as reported	3,183	568	351	1,644	26	5,773
of which: personnel-related restructuring expenses[5]	0	0	3	1	22	25
of which: non-personnel-related restructuring expenses[5]	0	0	2	2	10	13
of which: restructuring expenses allocated from Corporate Center[5]	12	2	5	10	(30)	0
Operating expenses (adjusted)	3,171	566	340	1,631	25	5,735
of which: net expenses for litigation, regulatory and similar matters[6]	19	0	0	(1)	(14)	4

Operating profit / (loss) before tax as reported	874	390	124	427	(56)	1,759
Operating profit / (loss) before tax (adjusted)	886	392	135	440	(65)	1,787

	For the quarter ended 31.3.19
USD million	Global Wealth Management	Personal & Corporate Banking	Asset Manage- ment	Investment Bank	Corporate Center[3]	UBS
Operating income as reported	4,003	957	446	1,765	47	7,218
Operating income (adjusted)	4,003	957	446	1,765	47	7,218

Operating expenses as reported	3,140	570	343	1,558	62	5,672
of which: personnel-related restructuring expenses[5]	0	0	2	1	14	17
of which: non-personnel-related restructuring expenses[5]	0	0	2	2	10	14
of which: restructuring expenses allocated from Corporate Center[5]	10	4	2	11	(27)	0
Operating expenses (adjusted)	3,130	567	337	1,544	63	5,641
of which: net expenses for litigation, regulatory and similar matters[6]	0	0	0	(1)	(8)	(8)

Operating profit / (loss) before tax as reported	863	387	103	207	(15)	1,546
Operating profit / (loss) before tax (adjusted)	873	391	109	221	(17)	1,577

Group performance

Performance of our business divisions and Corporate Center – reported and adjusted (continued)[1,2]
	For the quarter ended 30.6.18
USD million	Global Wealth Management	Personal & Corporate Banking	Asset Manage- ment	Investment Bank	Corporate Center[3]	UBS
Operating income as reported	4,164	930	461	2,162	(73)	7,644
Operating income (adjusted)	4,164	930	461	2,162	(73)	7,644

Operating expenses as reported	3,202	584	365	1,627	160	5,938
of which: personnel-related restructuring expenses[5]	3	1	15	2	43	64
of which: non-personnel-related restructuring expenses[5]	5	0	3	3	40	51
of which: restructuring expenses allocated from Corporate Center[5]	39	9	8	32	(88)	0
Operating expenses (adjusted)	3,155	574	339	1,591	165	5,823
of which: net expenses for litigation, regulatory and similar matters[6]	53	0	0	2	78	132

Operating profit / (loss) before tax as reported	961	347	97	535	(233)	1,706
Operating profit / (loss) before tax (adjusted)	1,009	357	122	571	(238)	1,821

1 Adjusted results are non-GAAP financial measures as defined by SEC regulations.    2 Comparative figures in this table have been restated for the changes in Corporate Center cost and resource allocation to the business divisions and the changes in the equity attribution framework. Refer to “Note 2 Segment reporting” in the “Consolidated financial statements” section of this report for more information. Comparatives may additionally differ as a result of adjustments following organizational changes, restatements due to the retrospective adoption of new accounting standards or changes in accounting policies, and events after the reporting period.    3 Corporate Center operating expenses presented in this table are after service allocations to business divisions.    4 Related to the disposal of foreign branches and subsidiaries.    5 Reflects restructuring expenses related to legacy cost programs as well as expenses for new restructuring initiatives.    6 Reflects the net increase in / (release of) provisions for litigation, regulatory and similar matters recognized in the income statement. Refer to ”Note 16 Provisions and contingent liabilities” in the “Consolidated financial statements” section of this report for more information. Also includes recoveries from third parties (second quarter of 2019: USD 1 million; first quarter of 2019: USD 7 million; second quarter of 2018: USD 10 million).

Performance of our business divisions and Corporate Center – reported and adjusted[1,2]
	Year-to-date 30.6.19
USD million	Global Wealth Management	Personal & Corporate Banking	Asset Manage- ment	Investment Bank	Corporate Center[3]	UBS
Operating income as reported	8,061	1,915	921	3,836	17	14,750
of which: net foreign currency translations gains[4]					10	10
Operating income (adjusted)	8,061	1,915	921	3,836	6	14,740

Operating expenses as reported	6,323	1,139	693	3,202	88	11,445
of which: personnel-related restructuring expenses[5]	0	0	5	2	36	43
of which: non-personnel-related restructuring expenses[5]	0	0	4	3	20	27
of which: restructuring expenses allocated from Corporate Center[5]	22	6	7	21	(57)	0
Operating expenses (adjusted)	6,301	1,133	677	3,175	89	11,375
of which: net expenses for litigation, regulatory and similar matters[6]	20	0	0	(2)	(22)	(4)

Operating profit / (loss) before tax as reported	1,737	777	228	634	(71)	3,305
Operating profit / (loss) before tax (adjusted)	1,759	783	244	661	(82)	3,364

	Year-to-date 30.6.18
USD million	Global Wealth Management	Personal & Corporate Banking	Asset Manage- ment	Investment Bank	Corporate Center[3]	UBS
Operating income as reported	8,572	1,911	927	4,577	(174)	15,812
Operating income (adjusted)	8,572	1,911	927	4,577	(174)	15,812

Operating expenses as reported	6,509	1,156	725	3,465	151	12,007
of which: personnel-related restructuring expenses[5]	6	2	16	14	93	131
of which: non-personnel-related restructuring expenses[5]	15	0	6	5	93	119
of which: restructuring expenses allocated from Corporate Center[5]	89	18	15	66	(187)	0
of which: gain related to changes to the Swiss pension plan[7]	(66)	(38)	(10)	(5)	(122)	(241)
Operating expenses (adjusted)	6,465	1,174	698	3,387	274	11,997
of which: net expenses for litigation, regulatory and similar matters[6]	85	0	0	0	36	121

Operating profit / (loss) before tax as reported	2,064	754	202	1,111	(325)	3,806
Operating profit / (loss) before tax (adjusted)	2,108	737	229	1,190	(448)	3,815

1 Adjusted results are non-GAAP financial measures as defined by SEC regulations.    2 Comparative figures in this table have been restated for the changes in Corporate Center cost and resource allocation to the business divisions and the changes in the equity attribution framework. Refer to “Note 2 Segment reporting” in the “Consolidated financial statements” section of this report for more information. Comparatives may additionally differ as a result of adjustments following organizational changes, restatements due to the retrospective adoption of new accounting standards or changes in accounting policies, and events after the reporting period.    3 Corporate Center operating expenses presented in this table are after service allocations to business divisions.    4 Related to the disposal of foreign branches and subsidiaries.    5 Reflects restructuring expenses related to legacy cost programs as well as expenses for new restructuring initiatives.    6 Reflects the net increase in / (release of) provisions for litigation, regulatory and similar matters recognized in the income statement. Refer to ”Note 16 Provisions and contingent liabilities” in the “Consolidated financial statements” section of this report for more information. Also includes recoveries from third parties of USD 8 million and USD 28 million for the first six months of 2019 and 2018, respectively.    7 Changes to the Pension Fund of UBS in Switzerland in the first quarter of 2018 resulted in a reduction in the pension obligation recognized by UBS. As a consequence, a pre-tax gain of USD 241 million was recognized in the income statement in the first quarter of 2018, with no overall effect on total equity. Refer to “Note 29 Pension and other post-employment benefit plans” in the “Consolidated financial statements” section of our Annual Report 2018 for more information.

Group performance

Results: 2Q19 vs 2Q18

Profit before tax increased by USD 53 million, or 3%, to USD 1,759 million, reflecting a decrease in operating expenses, partly offset by lower operating income. Operating income decreased by USD 112 million, or 1%, to USD 7,532 million, mainly reflecting USD 241 million lower net interest income and other net income from financial instruments measured at fair value through profit or loss, partly offset by a USD 61 million increase in other income and a USD 51 million increase in net fee and commission income. Operating expenses decreased by USD 165 million, or 3%, to USD 5,773 million, primarily due to a USD 358 million decrease in general and administrative expenses, partly offset by a USD 142 million increase in depreciation, amortization and impairment of property, equipment and software, as well as a USD 51 million increase in personnel expenses.

In addition to reporting our results in accordance with International Financial Reporting Standards (IFRS), we report adjusted results that exclude items that management believes are not representative of the underlying performance of our businesses. Such adjusted results are non-GAAP financial measures as defined by US Securities and Exchange Commission (SEC) regulations. These adjustments include restructuring expenses related to our CHF 2.1 billion cost reduction program completed at the end of 2017 (referred to as our “legacy cost programs” in this report) as well as expenses relating to new restructuring initiatives. For the full year 2019, we expect restructuring expenses associated with our legacy cost programs to be approximately USD 0.2 billion.

For the purpose of determining adjusted results for the second quarter of 2019, we excluded net foreign currency translation gains of USD 10 million and net restructuring expenses of USD 39 million. For the second quarter of 2018, we excluded net restructuring expenses of USD 115 million.

On this adjusted basis, profit before tax for the second quarter of 2019 decreased by USD 34 million, or 2%, to USD 1,787 million, driven by a USD 122 million, or 2%, decrease in operating income, partly offset by a USD 88 million, or 2%, decrease in operating expenses.

Operating income: 2Q19 vs 2Q18

Total operating income decreased by USD 112 million, or 1%, to USD 7,532 million, mainly reflecting USD 241 million lower net interest income and other net income from financial instruments measured at fair value through profit or loss, partly offset by a USD 61 million increase in other income and a USD 51 million increase in net fee and commission income.

Net interest income and other net income from financial instruments measured at fair value through profit or loss
	For the quarter ended			% change from		Year-to-date
USD million	30.6.19	31.3.19	30.6.18	1Q19	2Q18	30.6.19	30.6.18
Net interest income from financial instruments measured at amortized cost and fair value through other comprehensive income	794	785	920	1	(14)	1,579	1,917
Net interest income from financial instruments measured at fair value through profit or loss[1]	232	339	285	(32)	(19)	571	722
Other net income from financial instruments measured at fair value through profit or loss[1]	1,939	1,935	2,001	0	(3)	3,874	3,974
Total	2,965	3,058	3,206	(3)	(7)	6,023	6,613
Global Wealth Management[2]	1,206	1,261	1,279	(4)	(6)	2,467	2,596
of which: net interest income	966	1,009	1,041	(4)	(7)	1,975	2,062
of which: transaction-based income from foreign exchange and other intermediary activity[3]	240	252	238	(5)	1	492	534
Personal & Corporate Banking[2]	610	609	599	0	2	1,219	1,222
of which: net interest income	501	493	501	1	0	994	1,017
of which: transaction-based income from foreign exchange and other intermediary activity[3]	110	116	98	(5)	12	225	205
Asset Management[2]	1	1	(5)	61		2	(12)
Investment Bank[2,4]	1,185	1,094	1,359	8	(13)	2,278	2,880
Corporate Client Solutions	241	164	254	48	(5)	405	672
Investor Client Services	943	930	1,104	1	(15)	1,873	2,208
Corporate Center[2]	(37)	94	(26)		40	57	(73)

1 Effective as of 1 January 2019, UBS refined the presentation of dividend income and expense by reclassifying dividends from Net interest income from financial instruments measured at fair value through profit or loss to Other net income from financial instruments measured at fair value through profit or loss. Prior-period information was restated accordingly and the total effect to the Group was as follows: USD 210 million of net dividend expense and USD 202 million of net dividend income were reclassified for the quarter ended 30 June 2018 and the first six months of 2018, respectively. Refer to “Note 1 Basis of accounting” in the “Consolidated financial statements” section of this report for more information.    2 Comparative figures have been restated for changes in Corporate Center cost allocations to the business divisions. Refer to “Note 2 Segment reporting” in the “Consolidated financial statements” section of this report for more information.    3 Mainly includes spread-related income in connection with client-driven transactions, foreign currency translation effects and income and expenses from precious metals, which are included in the income statement line Other net income from financial instruments measured at fair value through profit or loss. The amounts reported on this line are one component of Transaction-based income in the management discussion and analysis of Global Wealth Management and Personal & Corporate Banking in the “Global Wealth Management” and “Personal & Corporate Banking” sections of this report.    4 Investment Bank information is provided at the business line level rather than by financial statement reporting line in order to reflect the underlying business activities, which is consistent with the structure of the management discussion and analysis in the “Investment Bank” section of this report.

Net interest income and other net income from financial instruments measured at fair value through profit or loss

Total combined net interest income and other net income from financial instruments measured at fair value through profit or loss decreased by USD 241 million to USD 2,965 million. This was mainly driven by our Foreign Exchange, Rates and Credit business in the Investment Bank and in Global Wealth Management.

Global Wealth Management

In Global Wealth Management, net interest income decreased by USD 75 million to USD 966 million, mainly reflecting lower deposit and loan margins, partly offset by higher investment of equity income.

Transaction-based income from foreign exchange and other intermediary activity was broadly stable at USD 240 million.

Personal & Corporate Banking

In Personal & Corporate Banking, net interest income remained stable at USD 501 million as a result of higher deposit and loan revenues, largely offset by higher funding costs for total loss-absorbing capacity.

Transaction-based income from foreign exchange and other intermediary activity increased by USD 12 million to USD 110 million, mainly driven by foreign exchange transactions.

Investment Bank

In the Investment Bank, net interest income and other net income from financial instruments measured at fair value through profit or loss decreased by USD 174 million to USD 1,185 million. This was mainly driven by a USD 109 million decrease in Foreign Exchange, Rates and Credit, primarily as the second quarter of 2018 included net income of around USD 100 million, consisting mainly of previously deferred day-1 profits that were subsequently recognized due to enhanced observability and revised valuations in the funding curve used to value UBS interest rate-linked notes. In addition, a decrease of USD 52 million in Equities reflected lower client balances and reduced client activity levels.

Group performance

Corporate Center

In Corporate Center, net interest income and other net income from fair value changes on financial instruments decreased by USD 11 million to negative USD 37 million, reflecting a USD 86 million decrease in Non-core and Legacy Portfolio, mainly as the second quarter of 2018 included valuation gains of USD 89 million on financial assets measured at fair value through profit and loss, as well as a USD 61 million decrease in other Corporate Center income, reflecting higher funding costs relating to Corporate Center balance sheet assets and USD 31 million of additional interest expense related to lease liabilities recognized as a result of the adoption of IFRS 16, Leases, effective from 1 January 2019. These effects were largely offset by an increase in net treasury income of USD 137 million, mainly reflecting income from hedge accounting ineffectiveness, revenues from accounting asymmetries, as well as higher net interest income.

→   Refer to “Note 1 Basis of accounting” in the “Consolidated financial statements” section of this report for more information on the adoption of IFRS 16

→   Refer to “Note 2 Segment reporting” in the “Consolidated financial statements” section of this report for more information on Corporate Center allocations

→   Refer to “Note 3 Net interest income” in the “Consolidated financial statements” section of this report for more information on net interest income

Net fee and commission income

Net fee and commission income was USD 4,474 million compared with USD 4,423 million.

M&A and corporate finance fees increased by USD 116 million to USD 296 million, primarily reflecting higher revenues from merger and acquisition transactions, despite a 26% decline in the global fee pool.

Underwriting fees increased by USD 39 million to USD 224 million, predominantly driven by higher equity underwriting revenues from public offerings despite a 5% decline in the global fee pool.

Net brokerage fees decreased by USD 73 million to USD 738 million, mainly in our Equities business in the Investment Bank, reflecting lower client activity levels.

Investment fund fees decreased by USD 30 million to USD 1,196 million, primarily in Global Wealth Management, reflecting margin compression, mainly driven by shifts into lower-margin mandate products, partly offset by an increase in overall mandate penetration.

→   Refer to “Note 4 Net fee and commission income” in the “Consolidated financial statements” section of this report for more information

Other income

Other income was USD 105 million compared with USD 44 million. The second quarter of 2019 included net foreign currency translation gains of USD 10 million related to the disposal of a branch. Excluding this item, adjusted other income increased by USD 51 million, mainly in Corporate Center, as the second quarter of 2019 included a gain of USD 38 million related to the settlement of a litigation claim and income of USD 14 million related to a claim on a defaulted counterparty position.

→   Refer to “Note 5 Other income” in the “Consolidated financial statements” section of this report for more information

Credit loss (expense) / recovery
	For the quarter ended			% change from		Year-to-date
USD million	30.6.19	31.3.19	30.6.18	1Q19	2Q18	30.6.19	30.6.18
Global Wealth Management	(5)	1	(1)		465	(4)	3
Personal & Corporate Banking	(1)	2	(22)		(97)	1	(36)
Investment Bank	(1)	(22)	(6)	(94)	(74)	(24)	(21)
Corporate Center	(6)	0	0			(6)	0
Total	(12)	(20)	(29)	(40)	(57)	(33)	(55)

Credit loss expense / recovery

Total net credit loss expenses were USD 12 million, mainly in Corporate Center – Non-core and Legacy Portfolio and Global Wealth Management, reflecting losses of USD 35 million from credit-impaired (stage 3) positions, partly offset by USD 23 million of releases in expected credit losses from stage 1 and 2 positions.

→   Refer to “Note 10 Expected credit loss measurement” in the “Consolidated financial statements” section of this report for more information on credit loss expense / recovery

Operating expenses
	For the quarter ended			% change from		Year-to-date
USD million	30.6.19	31.3.19	30.6.18	1Q19	2Q18	30.6.19	30.6.18

Operating expenses as reported
Personnel expenses	4,153	4,043	4,102	3	1	8,196	8,357
General and administrative expenses	1,175	1,187	1,533	(1)	(23)	2,362	3,042
Depreciation and impairment of property, equipment and software	427	427	287	0	49	854	575
Amortization and impairment of intangible assets	18	16	16	13	9	33	33
Total operating expenses as reported	5,773	5,672	5,938	2	(3)	11,445	12,007

Adjusting items
Personnel expenses	25	17	64			43	(110)
of which: restructuring expenses[1]	25	17	64			43	131
of which: gain related to changes to the Swiss pension plan[2]							(241)
General and administrative expenses[1]	11	10	49			21	117
Depreciation and impairment of property, equipment and software[1]	2	4	2			6	2
Total adjusting items	39	31	115			70	9

Operating expenses (adjusted)[3]
Personnel expenses	4,127	4,026	4,039	3	2	8,153	8,467
of which: salaries and variable compensation	2,506	2,410	2,401	4	4	4,916	5,088
of which: financial advisor compensation[4]	1,005	960	1,007	5	0	1,965	2,040
of which: other personnel expenses[5]	616	655	630	(6)	(2)	1,271	1,339
General and administrative expenses	1,164	1,177	1,483	(1)	(22)	2,341	2,925
of which: net expenses for litigation, regulatory and similar matters	4	(8)	132		(97)	(4)	121
of which: other general and administrative expenses	1,160	1,185	1,351	(2)	(14)	2,345	2,804
Depreciation and impairment of property, equipment and software	425	422	285	1	49	847	573
Amortization and impairment of intangible assets	18	16	16	13	9	33	33
Total operating expenses (adjusted)	5,735	5,641	5,823	2	(2)	11,375	11,997

1 Reflects restructuring expenses related to legacy cost programs as well as expenses for new restructuring initiatives.    2 Changes to the Pension Fund of UBS in Switzerland in the first quarter of 2018 resulted in a reduction in the pension obligation recognized by UBS. As a consequence, a pre-tax gain of USD 241 million was recognized in the income statement in the first quarter of 2018, with no overall effect on total equity. Refer to “Note 29 Pension and other post-employment benefit plans” in the “Consolidated financial statements” section of our Annual Report 2018 for more information.    3 Adjusted results are non-GAAP financial measures as defined by SEC regulations.    4 Financial advisor compensation consists of formulaic compensation based directly on compensable revenues generated by financial advisors and supplemental compensation calculated on the basis of financial advisor productivity, firm tenure, new assets and other variables. It also includes expenses related to compensation commitments with financial advisors entered into at the time of recruitment that are subject to vesting requirements.    5 Consists of expenses related to contractors, social security, pension and other post-employment benefit plans, and other personnel expenses. Refer to “Note 6 Personnel expenses” in the “Consolidated financial statements” section of this report for more information.

Group performance

Operating expenses: 2Q19 vs 2Q18

Total operating expenses decreased by USD 165 million, or 3%, to USD 5,773 million. Adjusted total operating expenses decreased by USD 88 million, or 2%, to USD 5,735 million. These exclude net restructuring expenses related to legacy cost programs and new restructuring initiatives of USD 39 million, compared with USD 115 million in the prior year.

Personnel expenses

Personnel expenses increased by USD 51 million to USD 4,153 million on a reported basis, and by USD 88 million to USD 4,127 million on an adjusted basis, primarily reflecting higher salary expenses, mainly in Corporate Center, driven by insourcing of certain activities and staff from third-party vendors to our Business Solutions Centers over the last 12 months, with an offsetting effect in general and administrative expenses.

→   Refer to “Note 6 Personnel expenses” in the “Consolidated financial statements” section of this report for more information

General and administrative expenses

General and administrative expenses decreased by USD 358 million to USD 1,175 million, mainly driven by lower rent expenses, expenses related to litigation, regulatory and similar matters, outsourcing costs and professional fees. A USD 137 million decrease in rent expenses was a direct result of the adoption of IFRS 16, Leases, in the first quarter of 2019.  This decrease was more than offset by an increase of USD 119 million in depreciation expense and an increase of USD 31 million in interest expense relating to lease liabilities, also as a result of the adoption of IFRS 16.

On an adjusted basis, general and administrative expenses decreased by USD 319 million to USD 1,164 million, largely due to the aforementioned decreases in expenses related to litigation, regulatory and similar matters, rent expenses, outsourcing costs and professional fees.

We believe that the industry continues to operate in an environment in which expenses associated with litigation, regulatory and similar matters will remain elevated for the foreseeable future and we continue to be exposed to a number of significant claims and regulatory matters. The outcome of many of these matters, the timing of a resolution, and the potential effects of resolutions on our future business, financial results or financial condition are extremely difficult to predict.

→   Refer to “Note 1 Basis of accounting” in the “Consolidated financial statements” section of this report for more information on the adoption of IFRS 16

→   Refer to “Note 7 General and administrative expenses” in the “Consolidated financial statements” section of this report for more information

→   Refer to “Note 16 Provisions and contingent liabilities” in the “Consolidated financial statements” section of this report and to the “Regulatory and legal developments” and “Risk factors” sections of our Annual Report 2018 for more information on litigation, regulatory and similar matters

Depreciation, amortization and impairment

Depreciation, amortization and impairment of property, equipment and software increased by USD 142 million to USD 445 million on a reported basis, and by USD 142 million to USD 443 million on an adjusted basis, mainly resulting from USD 119 million higher depreciation expenses following the adoption of IFRS 16 in the first quarter of 2019.

→   Refer to “Note 1 Basis of accounting” in the “Consolidated financial statements” section of this report for more information on the adoption of IFRS 16

Tax: 2Q19 vs 2Q18

We recognized income tax expenses of USD 366 million for the second quarter of 2019, compared with USD 322 million for the second quarter of 2018.

Current tax expenses were USD 209 million, compared with USD 198 million, and related to taxable profits of UBS Switzerland AG and other entities.

Deferred tax expenses were USD 157 million, compared with USD 124 million. Deferred tax expenses in the second quarter of 2019 included expenses of USD 222 million, which reflect the amortization of deferred tax assets (DTAs) previously recognized in relation to tax losses carried forward and deductible temporary differences to reflect their offset against profits for the quarter, including the amortization of US tax loss DTAs at the level of UBS Americas Inc. Deferred tax expenses were decreased by a benefit of USD 130 million in respect of additional DTA recognition that resulted from the contribution of real estate assets by UBS AG to UBS Americas Inc. during the second quarter of 2019. The additional DTA recognition related to the elections that were made in the fourth quarter of 2018 to capitalize certain historic real estate costs. This amount represents one half of the expected full year benefit and, therefore, further amounts totaling USD 65 million will be recognized in each of the third and fourth quarters in accordance with the requirements of IAS 34, Interim Financial Reporting.

As a result of the above-mentioned item, we expect a tax rate for the second half of 2019 that is lower than the 23.4% tax rate for the first half of this year, subject to any potential DTA-related adjustments made as part of our annual business planning process. From 2020 onwards, we expect a tax rate, excluding any potential effects from reassessment of deferred tax assets, of around 25%.

→   Refer to “Note 8 Income taxes” in the “Consolidated financial statements” section of this report for more information

Total comprehensive income attributable to shareholders: 2Q19 vs 2Q18

Total comprehensive income attributable to shareholders was USD 2,478 million compared with USD 362 million. Net profit attributable to shareholders was USD 1,392 million compared with USD 1,382 million and other comprehensive income (OCI) attributable to shareholders, net of tax, was positive USD 1,086 million compared with negative USD 1,020 million.

In the second quarter of 2019, OCI related to cash flow hedges was positive USD 773 million, mainly reflecting an increase in unrealized gains on US dollar hedging derivatives resulting from decreases in the relevant US dollar long-term interest rates. In the second quarter of 2018, OCI related to cash flow hedges was negative USD 160 million.

Foreign currency translation OCI was positive USD 168 million in the second quarter of 2019, mainly resulting from the strengthening of the Swiss franc and the euro against the US dollar. OCI related to foreign currency translation in the same quarter of last year was negative USD 1,343 million.

OCI related to own credit on financial liabilities designated at fair value was positive USD 72 million compared with positive USD 250 million and mainly reflected a widening of credit spreads.

OCI associated with financial assets measured at fair value through OCI was positive USD 65 million compared with negative USD 14 million and largely reflected net unrealized gains following decreases in the relevant US dollar long-term interest rates in the second quarter of 2019.

Defined benefit plan OCI was positive USD 8 million compared with positive USD 247 million. We recorded net pre-tax OCI gains of USD 25 million related to our non-Swiss pension plans, mainly driven by the UK defined benefit plans, which recorded OCI gains of USD 49 million. This reflected OCI gains of USD 112 million due to a positive return on plan assets, partly offset by OCI losses of USD 63 million from the remeasurement of the defined benefit obligation. Net pre-tax OCI losses related to the Swiss pension plans were USD 10 million.

→   Refer to “Statement of comprehensive income” in the “Consolidated financial statements” section of this report for more information

→   Refer to “Note 29 Pension and other post-employment benefit plans” in the “Consolidated financial statements” section of our Annual Report 2018 for more information on other comprehensive income related to defined benefit plans

Sensitivity to interest rate movements

As of 30 June 2019, we estimate that a parallel shift in yield curves by +100 basis points could lead to a combined increase in annual net interest income of approximately USD 0.5 billion in Global Wealth Management and Personal & Corporate Banking. US dollar and euro interest rates each contribute approximately USD 0.2 billion to this increase.

These estimates are based on a hypothetical scenario of an immediate increase in interest rates, equal across all currencies and relative to implied forward rates applied to our banking book. These estimates further assume no change to balance sheet size and structure, constant foreign exchange rates and no specific management action.

→   Refer  to the “Risk management and control section” of this report for information on interest rate risk in the banking book under new Pillar 3 requirements

Key figures and personnel

Return on common equity tier 1 (CET1) capital: 2Q19 vs 2Q18

The annualized return on CET1 capital (RoCET1) was 16.0% compared with 16.1%, mainly driven by a USD 0.4 billion increase in the average CET1 capital.

Adjusted cost / income ratio: 2Q19 vs 2Q18

The adjusted cost / income ratio was 76.1% compared with 75.9%.

Risk-weighted assets: 2Q19 vs 1Q19

During the second quarter of 2019, risk-weighted assets (RWA) decreased by USD 5.4 billion to USD 262.1 billion, reflecting decreases from asset size and other movements of USD 3.5 billion, methodology and policy changes of USD 1.9 billion, and lower regulatory add-ons of USD 1.5 billion, partly offset by currency effects of USD 1.2 billion and increases from model updates of USD 0.3 billion.

→   Refer to the “Capital management” section of this report for more information

Group performance

Common equity tier 1 capital ratio: 2Q19 vs 1Q19

Our common equity tier 1 (CET1) capital ratio increased to 13.3% from 13.0%, reflecting a USD 0.3 billion increase in CET1 capital and the aforementioned USD 5.4 billion decrease in RWA.

→   Refer to the “Capital management” section of this report for more information

Leverage ratio denominator: 2Q19 vs 1Q19

The leverage ratio denominator (LRD) remained stable at USD 911 billion in the second quarter of 2019.

→   Refer to the “Capital management” section of this report for more information

Common equity tier 1 leverage ratio: 2Q19 vs 1Q19

Our CET1 leverage ratio increased to 3.83% from 3.80%, reflecting the aforementioned increase in CET1 capital.

→   Refer to the “Capital management” section of this report for more information

Going concern leverage ratio: 2Q19 vs 1Q19

Our going concern leverage ratio increased from 5.4% to 5.5%, reflecting a USD 0.6 billion increase in going concern capital.

→   Refer to the “Capital management” section of this report for more information

Personnel: 2Q19 vs 1Q19

We employed 66,922 personnel (full-time equivalents) as of 30 June 2019, a net decrease of 559 compared with 31 March 2019. This mainly reflects the effect of our cost management initiatives, which was only partly offset by the effect of our insourcing initiatives. External staff in Corporate Center decreased by 890 over the same period.

Return on equity
	As of or for the quarter ended			Year-to-date
USD million, except where indicated	30.6.19	31.3.19	30.6.18	30.6.19	30.6.18

Net profit
Net profit / (loss) attributable to shareholders	1,392	1,141	1,382	2,533	2,948

Equity
Equity attributable to shareholders	53,180	53,667	51,210	53,180	51,210
Less: goodwill and intangible assets	6,624	6,621	6,448	6,624	6,448
Tangible equity attributable to shareholders	46,555	47,046	44,762	46,555	44,762
Less: other CET1 deductions	11,607	12,388	10,646	11,607	10,646
Common equity tier 1 capital	34,948	34,658	34,116	34,948	34,116

Return on equity
Return on equity (%)[1]	10.4	8.6	10.5	9.5	11.2
Return on tangible equity (%)[2]	11.9	9.8	12.0	10.8	12.8
Return on common equity tier 1 capital (%)[3]	16.0	13.3	16.1	14.6	17.2

1 Calculated as net profit attributable to shareholders (annualized as applicable) / average equity attributable to shareholders.    2 Calculated as net profit attributable to shareholders (annualized as applicable) / average equity attributable to shareholders less average goodwill and intangible assets. Effective 1 January 2019, the definition of the numerator for return on tangible equity has been revised to align with numerators for return on equity and return on CET1 capital; i.e., we no longer adjust for amortization and impairment of goodwill and intangible assets. Prior periods have been restated.    3 Calculated as net profit attributable to shareholders (annualized as applicable) / average common equity tier 1 capital.

Net new money and invested assets

Management’s discussion and analysis of net new money and invested assets is provided in the “UBS business divisions and Corporate Center” section of this report.

Net new money[1]
	For the quarter ended			Year-to-date
USD billion	30.6.19	31.3.19	30.6.18	30.6.19	30.6.18
Global Wealth Management	(1.7)	22.3	(1.2)	20.6	18.8
Asset Management[2]	(15.0)	0.1	(2.1)	(14.9)	31.2
of which: excluding money market flows	(13.9)	(2.3)	1.2	(16.1)	29.0
of which: money market flows	(1.1)	2.3	(3.3)	1.3	2.1

1 Net new money excludes interest and dividend income.    2 Effective 1 January 2019, certain assets have been reclassified between asset classes to better reflect their underlying nature, with prior-period information restated. The adjustments have no effect on total net new money.

Invested assets
	As of			% change from
USD billion	30.6.19	31.3.19	30.6.18	31.3.19	30.6.18
Global Wealth Management	2,486	2,432	2,393	2	4
Asset Management[1]	831	824	817	1	2
of which: excluding money market funds	734	726	728	1	1
of which: money market funds	97	98	89	(1)	9

1 Effective 1 January 2019, certain assets have been reclassified between asset classes to better reflect their underlying nature, with prior-period information restated. The adjustments have no effect on total invested assets.

Results: 6M19 vs 6M18

Profit before tax decreased by USD 501 million, or 13%, to USD 3,305 million.

Operating income decreased by USD 1,062 million, or 7%, mainly reflecting USD 590 million lower net interest income and other net income from fair value changes on financial instruments, primarily driven by decreases in the Investment Bank and in Global Wealth Management, partly offset by an increase in Corporate Center. In addition, net fee and commission income decreased by USD 562 million, mainly due to a USD 261 million decrease in net brokerage fees across both Global Wealth Management and the Investment Bank as well as USD 284 million lower investment fund fees and fees for portfolio management and related services, primarily in Global Wealth Management.

Operating expenses decreased by USD 562 million, or 5%, mainly reflecting USD 680 million lower general and administrative expenses. This was largely driven by decreases in outsourcing costs, expenses related to litigation, regulatory and similar matters, and professional fees. Additionally, following the adoption of IFRS 16, Leases, rent expenses decreased by USD 268 million, which was more than offset by a USD 279 million increase in expenses from depreciation, amortization and impairment of property, equipment and software. Personnel expenses decreased by USD 161 million, primarily due to lower variable compensation, financial advisor compensation and costs for contractors, partly offset by higher pension costs, as the first quarter of 2018 included a gain of USD 241 million related to changes to our Swiss pension plan.

On an adjusted basis, profit before tax decreased by USD 451 million, or 12%, reflecting lower operating income, partly offset by a decrease in operating expenses.

Adjusted operating income decreased by USD 1,072 million, or 7%, reflecting the aforementioned decreases in net interest income and other net income from fair value changes on financial instruments and net fee and commission income.

Adjusted operating expenses decreased by USD 622 million, or 5%, mainly reflecting a USD 314 million decrease in adjusted personnel expenses, mainly as a result of lower variable compensation, as well as the aforementioned decreases in  outsourcing costs, expenses for litigation, regulatory and similar matters and professional fees.

Outlook

The overall pace of global growth has stabilized at a lower level after a synchronized global slowdown in prior quarters. Downside risks remain due to political uncertainties and geopolitical tensions. Central banks are indicating a reversal of monetary policy normalization and embarking on new stimulus measures.

A sharp drop in interest rates and expected rate cuts will continue to adversely affect net interest income compared with last year. Our regional and business diversification, along with higher invested assets benefitting recurring revenues, will help to mitigate this. An improvement in investor sentiment and higher market volatility could help to offset the typical third quarter seasonality.

We are executing our strategy with discipline, focusing on balancing efficiency and investments for growth, to deliver on our capital return objectives and to create sustainable long-term value for our shareholders.

UBS business
divisions
and Corporate
Center

 Management report

Global Wealth Management

Global Wealth Management

Global Wealth Management[1]
	As of or for the quarter ended			% change from		Year-to-date
USD million, except where indicated	30.6.19	31.3.19	30.6.18	1Q19	2Q18	30.6.19	30.6.18

Results
Net interest income	966	1,009	1,041	(4)	(7)	1,975	2,062
Recurring net fee income[2]	2,315	2,218	2,373	4	(2)	4,533	4,793
Transaction-based income[3]	764	765	741	0	3	1,529	1,694
Other income	17	11	9	50	85	28	20
Income	4,062	4,003	4,164	1	(2)	8,064	8,570
Credit loss (expense) / recovery	(5)	1	(1)		465	(4)	3
Total operating income	4,057	4,003	4,164	1	(3)	8,061	8,572
Personnel expenses	1,905	1,900	1,925	0	(1)	3,805	3,898
Salaries and other personnel costs	900	940	918	(4)	(2)	1,840	1,858
Financial advisor variable compensation[4,5]	879	816	862	8	2	1,694	1,739
Compensation commitments with recruited financial advisors[4,6]	127	144	146	(12)	(13)	271	300
General and administrative expenses	271	249	305	9	(11)	520	610
Services (to) / from Corporate Center and other business divisions	992	975	959	2	3	1,967	1,973
of which: services from Corporate Center	948	938	929	1	2	1,886	1,910
Depreciation and impairment of property, equipment and software	1	1	1	4	84	3	2
Amortization and impairment of intangible assets	14	14	13	6	10	28	26
Total operating expenses	3,183	3,140	3,202	1	(1)	6,323	6,509
Business division operating profit / (loss) before tax	874	863	961	1	(9)	1,737	2,064

Adjusted results[7]
Total operating income as reported	4,057	4,003	4,164	1	(3)	8,061	8,572
Total operating income (adjusted)	4,057	4,003	4,164	1	(3)	8,061	8,572
Total operating expenses as reported	3,183	3,140	3,202	1	(1)	6,323	6,509
of which: personnel-related restructuring expenses[8]	0	0	3			0	6
of which: non-personnel-related restructuring expenses[8]	0	0	5			0	15
of which: restructuring expenses allocated from Corporate Center[8]	12	10	39			22	89
of which: gain related to changes to the Swiss pension plan							(66)
Total operating expenses (adjusted)	3,171	3,130	3,155	1	1	6,301	6,465
Business division operating profit / (loss) before tax as reported	874	863	961	1	(9)	1,737	2,064
Business division operating profit / (loss) before tax (adjusted)	886	873	1,009	1	(12)	1,759	2,108

Performance measures[9]
Pre-tax profit growth (%)	(9.1)	(21.7)	15.8			(15.8)	23.6
Cost / income ratio (%)	78.4	78.4	76.9			78.4	75.9
Net new money growth (%)	(0.3)	3.9	(0.2)			1.8	1.6

Adjusted performance measures[7,9]
Pre-tax profit growth (%)	(12.2)	(20.5)	4.3			(16.5)	9.9
Cost / income ratio (%)	78.1	78.2	75.8			78.1	75.4

Global Wealth Management (continued)¹
	As of or for the quarter ended			% change from		Year-to-date
USD million, except where indicated	30.6.19	31.3.19	30.6.18	1Q19	2Q18	30.6.19	30.6.18

Additional information
Recurring income[10]	3,280	3,227	3,414	2	(4)	6,507	6,855
Recurring income as a percentage of income (%)	80.8	80.6	82.0			80.7	80.0
Average attributed equity (USD billion)[11]	16.6	16.4	16.2	2	2	16.5	16.3
Return on attributed equity (%)[11]	21.0	21.1	23.7			21.0	25.4
Risk-weighted assets (USD billion)[11]	77.3	76.9	75.2	1	3	77.3	75.2
Leverage ratio denominator (USD billion)[11]	323.2	325.9	309.4	(1)	4	323.2	309.4
Goodwill and intangible assets (USD billion)	5.1	5.1	5.0	0	2	5.1	5.0
Net new money (USD billion)	(1.7)	22.3	(1.2)			20.6	18.8
Invested assets (USD billion)	2,486	2,432	2,393	2	4	2,486	2,393
Net margin on invested assets (bps)[12]	14	15	16	(3)	(11)	14	17
Gross margin on invested assets (bps)	66	68	69	(3)	(5)	67	71
Client assets (USD billion)	2,768	2,709	2,656	2	4	2,768	2,656
Loans, gross (USD billion)[13]	176.4	174.3	177.2	1	0	176.4	177.2
Customer deposits (USD billion)[13,14]	288.7	283.2	270.8	2	7	288.7	270.8
Recruitment loans to financial advisors[4]	2,195	2,264	2,405	(3)	(9)	2,195	2,405
Other loans to financial advisors[4]	880	894	1,019	(2)	(14)	880	1,019
Personnel (full-time equivalents)	22,925	23,443	23,458	(2)	(2)	22,925	23,458
Advisors (full-time equivalents)	10,403	10,573	10,682	(2)	(3)	10,403	10,682

1 Prior-year comparative figures in this table have been restated for the changes in Corporate Center cost and resource allocation to the business divisions and the changes in the equity attribution framework effective 1 January 2019. Refer to “Note 2 Segment reporting” in the “Consolidated financial statements” section of this report for more information on the changes to the Corporate Center cost and resource allocation to business divisions and to the “Recent developments” section in our first quarter 2019 report for more information on the changes in the equity attribution framework. Comparatives may additionally differ as a result of adjustments following organizational changes, restatements due to the retrospective adoption of new accounting standards or changes in accounting policies, and events after the reporting period.    2 Recurring net fee income consists of fees for services provided on an ongoing basis, such as portfolio management fees, asset-based investment fund fees, custody fees and account-keeping fees, which are generated on client assets.    3 Transaction-based income consists of the non-recurring portion of net fee and commission income, mainly composed of brokerage and transaction-based investment fund fees, as well as credit card fees and fees for payment transactions, together with Other net income from financial instruments measured at fair value through profit or loss.    4 Relates to licensed professionals with the ability to provide investment advice to clients in the Americas.    5 Financial advisor variable compensation consists of formulaic compensation based directly on compensable revenues generated by financial advisors and supplemental compensation calculated on the basis of financial advisor productivity, firm tenure, new assets and other variables.    6 Compensation commitments with recruited financial advisors represent expenses related to compensation commitments granted to financial advisors at the time of recruitment that are subject to vesting requirements.    7 Adjusted results are non-GAAP financial measures as defined by SEC regulations.    8 Reflects restructuring expenses related to legacy cost programs as well as expenses for new restructuring initiatives.    9 Refer to the “Performance targets and measurement” section of our Annual Report 2018 for the definitions of our performance measures.    10 Recurring income consists of net interest income and recurring net fee income.    11 Refer to the “Capital management” section of this report for more information.    12 Calculated as operating profit before tax (annualized as applicable) / average invested assets.    13 Loans and Customer deposits in this table include customer brokerage receivables and payables, respectively, which with the adoption of IFRS 9 effective 1 January 2018 have been reclassified to a separate reporting line on the balance sheet.    14 Customer deposits in Global Wealth Management have been restated to reflect a reclassification of balances from Corporate Center, with no impact on customer deposits reported for the Group. This has resulted in an increase in customer deposits reported for Global Wealth Management of USD 8.4 billion as of 31 March 2019.

Regional breakdown of performance measures[1]
As of or for the quarter ended 30.6.19 USD billion, except where indicated	Americas	EMEA	Asia Pacific	Switzerland	Total of regions[2]	of which: ultra high net worth (UHNW)
Net new money	(8.3)	4.5	1.1	1.1	(1.6)	1.1
Net new money growth (%)	(2.6)	3.5	1.1	2.0	(0.3)	0.3
Invested assets	1,321	530	411	221	2,483	1,269
Loans, gross	60.1[3]	37.4	42.3	36.0	175.8
Advisors (full-time equivalents)	6,689	1,758	1,108	740	10,294	1,101[4]

1 Refer to the “Performance targets and measurement” section of our Annual Report 2018 for the definitions of our performance measures.    2 Excluding minor functions with 108 advisors, USD 3 billion of invested assets, USD 0.5 billion of loans and USD 0.1 billion of net new money outflows in the second quarter of 2019.    3 Loans include customer brokerage receivables, which with the adoption of IFRS 9 effective 1 January 2018 have been reclassified to a separate reporting line on the balance sheet.    4 Represents advisors who exclusively serve ultra high net worth clients in a globally managed unit.

Global Wealth Management

Results: 2Q19 vs 2Q18

Profit before tax decreased by USD 87 million, or 9%, to USD 874 million. Excluding restructuring expenses, adjusted profit before tax decreased by USD 123 million, or 12%, to USD 886 million, reflecting lower operating income and higher operating expenses.

Operating income

Total operating income decreased by USD 107 million, or 3%, to USD 4,057 million, mainly driven by lower net interest and lower recurring net fee income.

Net interest income decreased by USD 75 million to USD 966 million, mainly reflecting lower deposit and loan margins, partly offset by higher investment of equity income.

Recurring net fee income decreased by USD 58 million to USD 2,315 million, reflecting margin compression, mainly driven by shifts into lower-margin mandate products, partly offset by an increase in overall mandate penetration.

Transaction-based income increased by USD 23 million to USD 764 million, mainly as a result of higher client activity in the Americas and in Switzerland.

Other income increased by USD 8 million to USD 17 million.

Operating expenses

Total operating expenses decreased by USD 19 million, or 1%, to USD 3,183 million, while adjusted operating expenses increased by USD 16 million, or 1%, to USD 3,171 million.

Personnel expenses decreased by USD 20 million and adjusted personnel expenses decreased by USD 17 million to USD 1,905 million, mainly as a result of lower variable compensation.

General and administrative expenses decreased by USD 34 million and adjusted general and administrative expenses decreased by USD 29 million to USD 271 million, predominantly driven by lower expenses for provisions for litigation matters.

Net expenses for services to / from Corporate Center and other business divisions increased by USD 33 million to USD 992 million. Excluding restructuring expenses, adjusted net expenses for services increased by USD 60 million to USD 980 million, mainly reflecting higher regulatory-driven expenses from control functions as well as higher property-related expenses.

Net new money: 2Q19 vs 2Q18

Net new money outflows were USD 1.7 billion compared with net outflows of USD 1.2 billion, an annualized net new money growth rate of negative 0.3% compared with negative 0.2%. The outflows were mainly driven by seasonal income tax payments in the Americas of approximately USD 5.1 billion compared with approximately USD 4.6 billion. Net new money from ultra high net worth clients was USD 1.1 billion.

Invested assets: 2Q19 vs 1Q19

Invested assets increased by USD 54 billion to USD 2,486 billion, driven by a positive market performance of USD 48 billion and currency effects of USD 8 billion, partly offset by net new money outflows of USD 2 billion. Mandate penetration increased to 34.4% from 33.9%.

Results: 6M19 vs 6M18

Profit before tax decreased by USD 327 million, or 16%, to USD 1,737 million. Excluding a credit of USD 66 million related to our Swiss pension plan in the first quarter of 2018 and restructuring expenses, adjusted profit before tax decreased by USD 349 million, or 17%, to USD 1,759 million, reflecting lower operating income, partly offset by lower operating expenses.

Total operating income decreased by USD 511 million, or 6%, to USD 8,061 million, driven by lower recurring net fee, transaction-based, and net interest income.

Net interest income decreased by USD 87 million to USD 1,975 million, primarily as a result of lower deposit and loan margins, as well as lower loan volumes. Decreases in net income from structural risk management activities and banking book interest income also contributed to the decrease in net interest income. This was partly offset by higher investment of equity income.

Recurring net fee income decreased by USD 260 million to USD 4,533 million, primarily driven by lower average invested assets as a result of the decline in market levels in the fourth quarter of 2018. Margin compression also contributed to the decrease, mainly reflecting shifts into lower-margin mandate products, which was partly offset by an increase in overall mandate penetration.

Transaction-based income decreased by USD 165 million to USD 1,529 million, mainly as a result of lower client activity in all regions, most notably in Asia Pacific and, to a lesser extent, the Americas.

Total operating expenses decreased by USD 186 million, or 3%, to USD 6,323 million, and adjusted operating expenses decreased by USD 164 million, or 3%, to USD 6,301 million.

Personnel expenses decreased by USD 93 million to USD 3,805 million. Excluding the aforementioned credit related to changes to our Swiss pension plan and restructuring expenses, adjusted personnel expenses decreased by USD 152 million to USD 3,806 million, driven by lower variable compensation and lower expenses for compensation commitments to recruited financial advisors.

General and administrative expenses decreased by USD 90 million and adjusted general and administrative expenses decreased by USD 74 million to USD 520 million, predominantly driven by lower expenses for provisions for litigation matters.

Net expenses for services to / from Corporate Center and other business divisions decreased by USD 6 million to USD 1,967 million, while adjusted net expenses for services increased by USD 60 million to USD 1,945 million. This increase was mainly driven by higher net expenses from control functions and higher property-related expenses.

Personal & Corporate Banking

Personal & Corporate Banking – in Swiss francs[1]
	As of or for the quarter ended			% change from		Year-to-date
CHF million, except where indicated	30.6.19	31.3.19	30.6.18	1Q19	2Q18	30.6.19	30.6.18

Results
Net interest income	500	491	496	2	1	991	982
Recurring net fee income[2]	159	155	157	2	1	315	311
Transaction-based income[3]	286	282	275	1	4	569	556
Other income	12	23	14	(45)	(12)	35	31
Income	958	952	942	1	2	1,910	1,880
Credit loss (expense) / recovery	(1)	2	(22)		(95)	1	(35)
Total operating income	957	954	920	0	4	1,910	1,845
Personnel expenses	225	218	221	3	2	443	398
General and administrative expenses	53	52	56	1	(6)	105	115
Services (to) / from Corporate Center and other business divisions	286	295	297	(3)	(4)	581	598
of which: services from Corporate Center	319	319	322	0	(1)	638	653
Depreciation and impairment of property, equipment and software	4	3	3	17	10	7	6
Amortization and impairment of intangible assets	0	0	0			0	0
Total operating expenses	568	568	578	0	(2)	1,136	1,118
Business division operating profit / (loss) before tax	389	385	343	1	14	774	727

Adjusted results[4]
Total operating income as reported	957	954	920	0	4	1,910	1,845
Total operating income (adjusted)	957	954	920	0	4	1,910	1,845
Total operating expenses as reported	568	568	578	0	(2)	1,136	1,118
of which: personnel-related restructuring expenses[5]	0	0	1			0	2
of which: non-personnel-related restructuring expenses[5]	0	0	0			0	0
of which: restructuring expenses allocated from Corporate Center[5]	2	4	9			6	17
of which: gain related to changes to the Swiss pension plan							(35)
Total operating expenses (adjusted)	565	564	568	0	0	1,130	1,134
Business division operating profit / (loss) before tax as reported	389	385	343	1	14	774	727
Business division operating profit / (loss) before tax (adjusted)	391	389	353	1	11	781	711

Performance measures[6]
Pre-tax profit growth (%)	13.5	0.3	4.0			6.5	2.7
Cost / income ratio (%)	59.2	59.7	61.3			59.5	59.5
Net interest margin (bps)	152	150	152			151	150

Adjusted performance measures[4,6]
Pre-tax profit growth (%)	11.0	8.5	0.0			9.7	(5.2)
Cost / income ratio (%)	59.0	59.3	60.3			59.2	60.3

Personal & Corporate Banking

Personal & Corporate Banking – in Swiss francs (continued)[1]
	As of or for the quarter ended			% change from		Year-to-date
CHF million, except where indicated	30.6.19	31.3.19	30.6.18	1Q19	2Q18	30.6.19	30.6.18

Additional information
Average attributed equity (CHF billion)[7]	8.3	8.3	7.8	0	7	8.3	7.7
Return on attributed equity (%)[7]	18.7	18.5	17.7			18.6	19.0
Risk-weighted assets (CHF billion)[7]	64.2	64.0	59.2	0	8	64.2	59.2
Leverage ratio denominator (CHF billion)[7]	209.5	210.7	208.7	(1)	0	209.5	208.7
Business volume for personal banking (CHF billion)	160	159	156	1	3	160	156
Net new business volume for personal banking (CHF billion)	1.8	3.2	1.5			4.9	3.9
Net new business volume growth for personal banking (%)[8]	4.4	8.2	3.9			6.3	5.1
Client assets (CHF billion)[9]	662	674	658	(2)	1	662	658
Loans, gross (CHF billion)	131.9	131.5	130.6	0	1	131.9	130.6
Customer deposits (CHF billion)	143.1	143.5	138.0	0	4	143.1	138.0
Secured loan portfolio as a percentage of total loan portfolio, gross (%)	92.0	91.9	92.1			92.0	92.1
Impaired loan portfolio as a percentage of total loan portfolio, gross (%)[10]	1.2	1.2	1.2			1.2	1.2
Personnel (full-time equivalents)	5,184	5,220	5,141	(1)	1	5,184	5,141

1 Prior-year comparative figures in this table have been restated for the changes in Corporate Center cost and resource allocation to the business divisions and the changes in the equity attribution framework effective 1 January 2019. Refer to “Note 2 Segment reporting” in the “Consolidated financial statements” section of this report for more information on the changes to the Corporate Center cost and resource allocation to business divisions and to the “Recent developments” section in our first quarter 2019 report for more information on the changes in the equity attribution framework. Comparatives may additionally differ as a result of adjustments following organizational changes, restatements due to the retrospective adoption of new accounting standards or changes in accounting policies, and events after the reporting period.    2 Recurring net fee income consists of fees for services provided on an ongoing basis, such as portfolio management fees, asset-based investment fund fees, custody fees and account-keeping fees, which are generated on client assets.    3 Transaction-based income comprises the non-recurring portion of net fee and commission income, mainly consisting of brokerage and transaction-based investment fund fees, as well as credit card fees and fees for payment transactions, together with Other net income from financial instruments measured at fair value through profit or loss.    4 Adjusted results are non-GAAP financial measures as defined by SEC regulations.    5 Reflects restructuring expenses related to legacy cost programs.    6 Refer to the “Performance targets and measurement” section of our Annual Report 2018 for the definitions of our performance measures.    7 Refer to the “Capital management” section of this report for more information.    8 Calculated as net new business volume for the period (annualized as applicable) / business volume at the beginning of the period.    9 Client assets are comprised of invested assets and other assets held purely for transactional purposes or custody only. We do not measure net new money for Personal & Corporate Banking.    10 Refer to the “Risk management and control” section of this report for more information on (credit-)impaired exposures.

Results: 2Q19 vs 2Q18

Profit before tax increased by CHF 46 million, or 14%, to CHF 389 million, while adjusted profit before tax increased by CHF 38 million, or 11%, to CHF 391 million, predominantly reflecting higher operating income.

Operating income

Total operating income increased by 4% to CHF 957 million from CHF 920 million, mainly reflecting lower credit loss expenses as well as higher transaction-based income.

Net interest income increased by CHF 4 million to CHF 500 million as a result of higher deposit and loan revenues, partly offset by higher funding costs for total loss-absorbing capacity.

Recurring net fee income was CHF 159 million compared with CHF 157 million in the second quarter of 2018.

Transaction-based income increased by CHF 11 million to CHF 286 million, mainly reflecting higher revenues from both credit card fees and foreign exchange transactions.

Other income decreased by CHF 2 million to CHF 12 million.

Net credit loss expenses were CHF 1 million, compared with expenses of CHF 22 million in the second quarter of 2018. Stage 3 expected credit losses of CHF 13 million, primarily in the Corporate Clients area, were partly offset by a release of CHF 12 million of stage 1 and 2 expected credit losses.

Operating expenses

Total operating expenses decreased by CHF 10 million to CHF 568 million. Excluding a reduction in restructuring expenses, adjusted operating expenses decreased by CHF 3 million to CHF 565 million.

Personnel expenses increased by CHF 4 million to CHF 225 million, including slightly higher variable compensation accruals reflecting higher performance. General and administrative expenses decreased by CHF 3 million to CHF 53 million, mainly reflecting lower consulting costs.

Net expenses for services to / from Corporate Center and other business divisions decreased by CHF 11 million to CHF 286 million and by CHF 4 million to CHF 284 million on an adjusted basis, mainly reflecting higher net charges out for services provided by Personal & Corporate Banking to Global Wealth Management and vice versa.

Results: 6M19 vs 6M18

Profit before tax increased by CHF 47 million, or 7%, to CHF 774 million and adjusted profit before tax increased by CHF 70 million, or 10%, to CHF 781 million, mainly reflecting higher income and lower credit loss expenses.

Total operating income increased by CHF 65 million, or 4%, to CHF 1,910 million. Net interest income increased by CHF 9 million to CHF 991 million, as a result of higher deposit and loan revenues, partly offset by higher funding costs for total loss-absorbing capacity.

Recurring net fee income increased by CHF 4 million to CHF 315 million. Transaction-based income increased by CHF 13 million to CHF 569 million, mainly as a result of higher revenues from interest rate derivative and foreign exchange transactions. Other income increased by CHF 4 million to CHF 35 million.

Net credit loss recoveries were CHF 1 million compared with CHF 35 million expenses in the first half of 2018 and included CHF 16 million of stage 1 and 2 expected credit loss releases compared with CHF 17 million losses in the first half of 2018.

Total operating expenses increased by CHF 18 million, or 2%, to CHF 1,136 million, as the first half of 2018 included a credit of CHF 35 million related to changes to our Swiss pension plan. Adjusted operating expenses decreased by CHF 4 million to CHF 1,130 million. Personnel expenses increased by CHF 45 million to CHF 443 million and on an adjusted basis increased by CHF 11 million to CHF 443 million. General and administrative expenses decreased by CHF 10 million to CHF 105 million, mainly reflecting lower consulting and marketing costs. Net expenses for services to / from Corporate Center and other business divisions decreased by CHF 17 million to CHF 581 million, and by CHF 6 million to CHF 575 million on an adjusted basis, mainly reflecting lower expenses for Group Operations.

Personal & Corporate Banking

Personal & Corporate Banking – in US dollars[1]
	As of or for the quarter ended			% change from		Year-to-date
USD million, except where indicated	30.6.19	31.3.19	30.6.18	1Q19	2Q18	30.6.19	30.6.18

Results
Net interest income	501	493	501	1	0	994	1,017
Recurring net fee income[2]	160	156	159	2	0	315	322
Transaction-based income[3]	286	283	278	1	3	570	576
Other income	13	23	14	(45)	(13)	35	32
Income	959	955	952	0	1	1,914	1,946
Credit loss (expense) / recovery	(1)	2	(22)		(97)	1	(36)
Total operating income	958	957	930	0	3	1,915	1,911
Personnel expenses	225	219	223	3	1	444	411
General and administrative expenses	53	52	57	1	(7)	105	119
Services (to) / from Corporate Center and other business divisions	286	296	300	(3)	(4)	582	620
of which: services from Corporate Center	319	320	326	0	(2)	640	676
Depreciation and impairment of property, equipment and software	4	3	3	16	9	7	7
Amortization and impairment of intangible assets	0	0	0			0	0
Total operating expenses	568	570	584	0	(3)	1,139	1,156
Business division operating profit / (loss) before tax	390	387	347	1	13	777	754

Adjusted results[4]
Total operating income as reported	958	957	930	0	3	1,915	1,911
Total operating income (adjusted)	958	957	930	0	3	1,915	1,911
Total operating expenses as reported	568	570	584	0	(3)	1,139	1,156
of which: personnel-related restructuring expenses[5]	0	0	1			0	2
of which: non-personnel-related restructuring expenses[5]	0	0	0			0	0
of which: restructuring expenses allocated from Corporate Center[5]	2	4	9			6	18
of which: gain related to changes to the Swiss pension plan							(38)
Total operating expenses (adjusted)	566	567	574	0	(1)	1,133	1,174
Business division operating profit / (loss) before tax as reported	390	387	347	1	13	777	754
Business division operating profit / (loss) before tax (adjusted)	392	391	357	0	10	783	737

Performance measures[6]
Pre-tax profit growth (%)	12.5	(5.2)	2.5			2.9	5.2
Cost / income ratio (%)	59.3	59.7	61.3			59.5	59.4
Net interest margin (bps)	150	149	149			149	150

Adjusted performance measures[4,6]
Pre-tax profit growth (%)	10.0	2.7	(1.5)			6.2	(3.1)
Cost / income ratio (%)	59.0	59.3	60.2			59.2	60.3

Personal & Corporate Banking – in US dollars (continued)¹
	As of or for the quarter ended			% change from		Year-to-date
USD million, except where indicated	30.6.19	31.3.19	30.6.18	1Q19	2Q18	30.6.19	30.6.18

Additional information
Average attributed equity (USD billion)[7]	8.3	8.3	7.9	0	5	8.3	7.9
Return on attributed equity (%)[7]	18.8	18.5	17.6			18.6	19.0
Risk-weighted assets (USD billion)[7]	65.7	64.3	59.8	2	10	65.7	59.8
Leverage ratio denominator (USD billion)[7]	214.6	211.6	210.6	1	2	214.6	210.6
Business volume for personal banking (USD billion)	164	160	158	3	4	164	158
Net new business volume for personal banking (USD billion)	1.8	3.2	1.5			5.0	4.1
Net new business volume growth for personal banking (%)[8]	4.4	8.0	3.8			6.3	5.2
Client assets (USD billion)[9]	678	677	664	0	2	678	664
Loans, gross (USD billion)	135.1	132.0	131.8	2	3	135.1	131.8
Customer deposits (USD billion)	146.6	144.1	139.2	2	5	146.6	139.2
Secured loan portfolio as a percentage of total loan portfolio, gross (%)	92.0	91.9	92.1			92.0	92.1
Impaired loan portfolio as a percentage of total loan portfolio, gross (%)[10]	1.2	1.2	1.2			1.2	1.2
Personnel (full-time equivalents)	5,184	5,220	5,141	(1)	1	5,184	5,141

1 Prior-year comparative figures in this table have been restated for the changes in Corporate Center cost and resource allocation to the business divisions and the changes in the equity attribution framework effective 1 January 2019. Refer to “Note 2 Segment reporting” in the “Consolidated financial statements” section of this report for more information on the changes to the Corporate Center cost and resource allocation to business divisions and to the “Recent developments” section in our first quarter 2019 report for more information on the changes in the equity attribution framework. Comparatives may additionally differ as a result of adjustments following organizational changes, restatements due to the retrospective adoption of new accounting standards or changes in accounting policies, and events after the reporting period.    2 Recurring net fee income consists of fees for services provided on an ongoing basis, such as portfolio management fees, asset-based investment fund fees, custody fees and account-keeping fees, which are generated on client assets.    3 Transaction-based income comprises the non-recurring portion of net fee and commission income, mainly consisting of brokerage and transaction-based investment fund fees, as well as credit card fees and fees for payment transactions, together with Other net income from financial instruments measured at fair value through profit or loss.    4 Adjusted results are non-GAAP financial measures as defined by SEC regulations.    5 Reflects restructuring expenses related to legacy cost programs.    6 Refer to the “Performance targets and measurement” section of our Annual Report 2018 for the definitions of our performance measures.    7 Refer to the “Capital management” section of this report for more information.    8 Calculated as net new business volume for the period (annualized as applicable) / business volume at the beginning of the period.    9 Client assets are comprised of invested assets and other assets held purely for transactional purposes or custody only. We do not measure net new money for Personal & Corporate Banking.    10 Refer to the “Risk management and control” section of this report for more information on (credit-)impaired exposures.

Asset Management

Asset Management

Asset Management[1]
	As of or for the quarter ended			% change from		Year-to-date
USD million, except where indicated	30.6.19	31.3.19	30.6.18	1Q19	2Q18	30.6.19	30.6.18

Results
Net management fees[2]	452	419	442	8	2	871	893
Performance fees	23	27	19	(15)	20	50	34
Total operating income	475	446	461	7	3	921	927
Personnel expenses	186	178	191	4	(3)	364	368
General and administrative expenses	44	48	49	(7)	(9)	92	100
Services (to) / from Corporate Center and other business divisions	121	117	124	3	(3)	237	255
of which: services from Corporate Center	131	128	135	3	(3)	259	278
Depreciation and impairment of property, equipment and software	0	0	1	(27)	(79)	0	1
Amortization and impairment of intangible assets	0	0	0			0	1
Total operating expenses	351	343	365	2	(4)	693	725
Business division operating profit / (loss) before tax	124	103	97	20	29	228	202

Adjusted results[3]
Total operating income as reported	475	446	461	7	3	921	927
Total operating income (adjusted)	475	446	461	7	3	921	927
Total operating expenses as reported	351	343	365	2	(4)	693	725
of which: personnel-related restructuring expenses[4]	3	2	15			5	16
of which: non-personnel-related restructuring expenses[4]	2	2	3			4	6
of which: restructuring expenses allocated from Corporate Center[4]	5	2	8			7	15
of which: gain related to changes to the Swiss pension plan							(10)
Total operating expenses (adjusted)	340	337	339	1	0	677	698
Business division operating profit / (loss) before tax as reported	124	103	97	20	29	228	202
Business division operating profit / (loss) before tax (adjusted)	135	109	122	23	10	244	229

Performance measures[5]
Pre-tax profit growth (%)	28.8	(1.8)	(11.3)			12.8	(0.5)
Cost / income ratio (%)	73.8	76.8	79.1			75.3	78.2
Net new money growth excluding money market flows (%)[6]	(7.6)	(1.3)	0.6			(4.7)	8.2

Adjusted performance measures[3,5]
Pre-tax profit growth (%)[7]	10.0	2.1	(2.3)			6.3	(1.0)
Cost / income ratio (%)	71.7	75.5	73.5			73.5	75.3

Information by business line / asset class
Net new money (USD billion)[6]
Equities	(10.1)	6.0	3.1			(4.1)	19.6
Fixed Income	(1.9)	(5.5)	(9.8)			(7.3)	(5.9)
of which: money market	(1.1)	2.3	(3.3)			1.3	2.1
Multi-asset & Solutions	(1.5)	(1.0)	2.3			(2.6)	15.3
Hedge Fund Businesses	(1.4)	(0.1)	1.9			(1.5)	1.1
Real Estate & Private Markets	0.0	0.7	0.5			0.7	1.0
Total net new money	(15.0)	0.1	(2.1)			(14.9)	31.2
of which: net new money excluding money markets	(13.9)	(2.3)	1.2			(16.1)	29.0

Asset Management (continued)¹
	As of or for the quarter ended			% change from		Year-to-date
USD million, except where indicated	30.6.19	31.3.19	30.6.18	1Q19	2Q18	30.6.19	30.6.18

Invested assets (USD billion)[6]
Equities	312	310	314	0	(1)	312	314
Fixed Income	252	250	237	1	6	252	237
of which: money market	97	98	89	(1)	9	97	89
Multi-asset & Solutions	141	138	142	2	(1)	141	142
Hedge Fund Businesses	42	43	44	(2)	(5)	42	44
Real Estate & Private Markets	84	82	80	3	6	84	80
Total invested assets	831	824	817	1	2	831	817
of which: passive strategies	326	327	318	0	2	326	318

Information by region
Invested assets (USD billion)
Americas	194	196	188	(1)	3	194	188
Asia Pacific	151	149	161	2	(6)	151	161
Europe, Middle East and Africa	209	209	202	0	3	209	202
Switzerland	277	270	267	3	4	277	267
Total invested assets	831	824	817	1	2	831	817

Information by channel
Invested assets (USD billion)
Third-party institutional	513	509	515	1	0	513	515
Third-party wholesale	88	84	83	5	6	88	83
UBS’s wealth management businesses	230	230	220	0	5	230	220
Total invested assets	831	824	817	1	2	831	817

Additional information
Average attributed equity (USD billion)[8]	1.8	1.8	1.8	0	(1)	1.8	1.8
Return on attributed equity (%)[8]	27.6	23.0	21.3			25.3	22.1
Risk-weighted assets (USD billion)[8]	4.6	4.8	4.4	(4)	4	4.6	4.4
Leverage ratio denominator (USD billion)[8]	4.7	5.1	4.8	(9)	(3)	4.7	4.8
Goodwill and intangible assets (USD billion)	1.4	1.3	1.4	0	(1)	1.4	1.4
Net margin on invested assets (bps)[9]	6	5	5	17	28	6	5
Gross margin on invested assets (bps)	23	22	22	3	3	23	23
Personnel (full-time equivalents)	2,288	2,287	2,329	0	(2)	2,288	2,329

1 Prior-year comparative figures in this table have been restated for the changes in Corporate Center cost and resource allocation to the business divisions and the changes in the equity attribution framework effective 1 January 2019. Refer to “Note 2 Segment reporting” in the “Consolidated financial statements” section of this report for more information on the changes to the Corporate Center cost and resource allocation to business divisions and to the “Recent developments” section in our first quarter 2019 report for more information on the changes in the equity attribution framework. Comparatives may additionally differ as a result of adjustments following organizational changes, restatements due to the retrospective adoption of new accounting standards or changes in accounting policies, and events after the reporting period.    2 Net management fees include transaction fees, fund administration revenues (including net interest and trading income from lending activities and foreign exchange hedging as part of the fund services offering), gains or losses from seed money and co-investments, funding costs, and other items that are not performance fees.    3 Adjusted results are non-GAAP financial measures as defined by SEC regulations.    4 Reflects restructuring expenses related to legacy cost programs as well as expenses for new restructuring initiatives.    5 Refer to the “Performance targets and measurement” section of our Annual Report 2018 for the definitions of our performance measures.    6 Effective 1 January 2019, certain assets have been reclassified between asset classes to better reflect their underlying nature, with prior-period information restated. The adjustments have no effect on total net new money and total invested assets.    7 Excluding the effect of business exits.    8 Refer to the “Capital management” section of this report for more information.    9 Calculated as operating profit before tax (annualized as applicable) / average invested assets.

Asset Management

Results: 2Q19 vs 2Q18

Profit before tax increased by USD 27 million, or 29%, to USD 124 million. Excluding restructuring expenses, adjusted profit before tax increased by USD 13 million, or 10%, to USD 135 million, reflecting higher operating income.

Operating income

Total operating income increased by USD 14 million, or 3%, to USD 475 million.

Net management fees increased by USD 10 million to USD 452 million, reflecting slightly higher average invested assets.

Performance fees increased by USD 4 million to USD 23 million, mainly driven by an increase in performance fees in Equities, partly offset by lower performance fees from Real Estate & Private Markets.

Operating expenses

Total operating expenses decreased by USD 14 million, or 4%, to USD 351 million, while adjusted operating expenses were stable at USD 340 million.

Personnel expenses declined by USD 5 million to USD 186 million. Excluding expenses of USD 13 million related to the actions taken in the second quarter of 2018 to reduce costs and create capacity, and other personnel-related restructuring expenses, adjusted personnel expenses increased by USD 6 million to USD 183 million, mainly driven by increased expenses for variable compensation.

General and administrative expenses decreased by USD 5 million to USD 44 million, and on an adjusted basis by USD 3 million to USD 42 million, reflecting lower expenses for consulting and legal services, partly offset by higher outsourcing costs.

Net expenses for services to / from Corporate Center and other business divisions decreased by USD 3 million to USD 121 million. Adjusted net expenses decreased by USD 1 million to USD 115 million, as lower expenses from Group Operations and regulatory and compliance-driven initiatives were offset by higher expenses from Group Finance and Group Technology.

Net new money: 2Q19  vs 2Q18

Net new money outflows were USD 15.0 billion compared with net outflows of USD 2.1 billion. Excluding money market flows, net new money outflows were USD 13.9 billion compared with net inflows of USD 1.2 billion, an annualized net new money growth rate of negative 7.6% compared with positive 0.6%. Net new money was negatively affected by continued macroeconomic uncertainties which, among other things, caused investors to de-risk, change asset allocations and delay investment decisions.

Invested assets: 2Q19  vs 1Q19

Invested assets increased by USD 7 billion to USD 831 billion, reflecting positive market performance of USD 18 billion and currency effects of USD 4 billion, partly offset by outflows of USD 15 billion.

Results: 6M19 vs 6M18

Profit before tax increased by USD 26 million, or 13%, to USD 228 million. Excluding a credit of USD 10 million related to changes to our Swiss pension plan in the first quarter of 2018 and restructuring expenses, adjusted profit before tax increased by USD 15 million, or 6%, to USD 244 million, reflecting reduced operating expenses.

Total operating income remained broadly unchanged at USD 921 million, with declining net management fees largely offset by increased performance fees.

Net management fees decreased by USD 22 million, reflecting lower average invested assets as a result of the lower market levels in the fourth quarter of 2018.

Performance fees increased by USD 16 million to USD 50 million, mainly driven by an increase in Equities.

Total operating expenses decreased by USD 32  million, or 4%, to USD 693 million, and adjusted operating expenses decreased by USD 21  million, or 3%, to USD 677 million.

Personnel expenses decreased by USD 4 million, or 1%, to USD 364 million. Excluding the aforementioned credit related to changes to our Swiss pension plan in the first quarter of 2018 and restructuring expenses, adjusted personnel expenses decreased by USD 3 million to USD 359 million.

General and administrative expenses decreased by USD 8 million to USD 92 million, and adjusted general and administrative expenses by USD 6 million to USD 88 million, primarily driven by reduced expenses for consulting services, marketing and travel, partly offset by higher outsourcing costs.

Net expenses for services to / from Corporate Center and other business divisions decreased by USD 18 million to USD 237 million, and adjusted expenses for services decreased by USD 11 million to USD 230 million, reflecting lower expenses from Group Operations, variable compensation, and strategic and regulatory initiatives, partly offset by higher expenses from Group Technology, rent expenses and Group Finance.

Investment Bank

Investment Bank[1]
	As of or for the quarter ended			% change from		Year-to-date
USD million, except where indicated	30.6.19	31.3.19	30.6.18	1Q19	2Q18	30.6.19	30.6.18

Results
Corporate Client Solutions	742	451	629	65	18	1,193	1,503
Advisory	268	109	168	146	59	377	365
Equity Capital Markets	235	126	190	86	23	361	503
Debt Capital Markets	164	154	164	7	0	318	426
Financing Solutions	69	57	79	22	(12)	126	151
Risk Management	6	5	27	32	(77)	11	58
Investor Client Services	1,331	1,337	1,539	0	(14)	2,668	3,095
Equities	940	883	1,036	6	(9)	1,823	2,174
Foreign Exchange, Rates and Credit	391	454	503	(14)	(22)	845	920
Income	2,073	1,788	2,167	16	(4)	3,860	4,598
Credit loss (expense) / recovery	(1)	(22)	(6)	(94)	(74)	(24)	(21)
Total operating income	2,071	1,765	2,162	17	(4)	3,836	4,577
Personnel expenses	794	705	779	13	2	1,499	1,731
General and administrative expenses	143	141	145	2	(2)	284	297
Services (to) / from Corporate Center and other business divisions	704	708	698	0	1	1,412	1,428
of which: services from Corporate Center	717	722	710	(1)	1	1,438	1,448
Depreciation and impairment of property, equipment and software	2	2	2	(30)	(26)	4	4
Amortization and impairment of intangible assets	2	2	2	(21)	(31)	4	5
Total operating expenses	1,644	1,558	1,627	6	1	3,202	3,465
Business division operating profit / (loss) before tax	427	207	535	106	(20)	634	1,111

Adjusted results[2]
Total operating income as reported	2,071	1,765	2,162	17	(4)	3,836	4,577
Total operating income (adjusted)	2,071	1,765	2,162	17	(4)	3,836	4,577
Total operating expenses as reported	1,644	1,558	1,627	6	1	3,202	3,465
of which: personnel-related restructuring expenses[3]	1	1	2			2	14
of which: non-personnel-related restructuring expenses[3]	2	2	3			3	5
of which: restructuring expenses allocated from Corporate Center[3]	10	11	32			21	66
of which: gain related to changes to the Swiss pension plan							(5)
Total operating expenses (adjusted)	1,631	1,544	1,591	6	3	3,175	3,387
Business division operating profit / (loss) before tax as reported	427	207	535	106	(20)	634	1,111
Business division operating profit / (loss) before tax (adjusted)	440	221	571	99	(23)	661	1,190

Performance measures[4]
Return on attributed equity (%)[5]	13.8	6.8	16.0			10.3	16.8
Cost / income ratio (%)	79.3	87.1	75.1			82.9	75.4

Adjusted performance measures[2,4]
Return on attributed equity (%)[5]	14.2	7.2	17.1			10.7	18.0
Cost / income ratio (%)	78.7	86.4	73.4			82.3	73.7

Investment Bank

Investment Bank (continued)¹
	As of or for the quarter ended			% change from		Year-to-date
USD million, except where indicated	30.6.19	31.3.19	30.6.18	1Q19	2Q18	30.6.19	30.6.18

Additional information
Pre-tax profit growth (%)	(20.2)	(64.0)	27.9			(42.9)	30.9
Adjusted pre-tax profit growth (%)	(23.0)	(64.3)	47.6			(44.5)	32.9
Average attributed equity (USD billion)[5]	12.4	12.3	13.4	1	(7)	12.3	13.2
Risk-weighted assets (USD billion)[5]	85.9	92.6	87.4	(7)	(2)	85.9	87.4
Return on risk-weighted assets, gross (%)	9.3	7.7	9.5			8.5	10.2
Leverage ratio denominator (USD billion)[5]	300.4	288.4	314.1	4	(4)	300.4	314.1
Return on leverage ratio denominator, gross (%)	2.8	2.5	2.8			2.7	2.9
Goodwill and intangible assets (USD billion)	0.1	0.1	0.1	(4)	125	0.1	0.1
Compensation ratio (%)	38.3	39.4	35.9			38.8	37.6
Average VaR (1-day, 95% confidence, 5 years of historical data)	10	10	10	1	2	10	12
Impaired loan portfolio as a percentage of total loan portfolio, gross (%)[6]	1.2	1.5	1.2			1.2	1.2
Personnel (full-time equivalents)	5,333	5,311	4,778	0	12	5,333	4,778

1 Prior-year comparative figures in this table have been restated for the changes in Corporate Center cost and resource allocation to the business divisions and the changes in the equity attribution framework effective 1 January 2019. Refer to “Note 2 Segment reporting” in the “Consolidated financial statements” section of this report for more information on the changes to the Corporate Center cost and resource allocation to business divisions and to the “Recent developments” section in our first quarter 2019 report for more information on the changes in the equity attribution framework. Comparatives may additionally differ as a result of adjustments following organizational changes, restatements due to the retrospective adoption of new accounting standards or changes in accounting policies, and events after the reporting period.    2 Adjusted results are non-GAAP financial measures as defined by SEC regulations.    3 Reflects restructuring expenses related to legacy cost programs.    4 Refer to the “Performance targets and measurement” section of our Annual Report 2018 for the definitions of our performance measures.    5 Refer to the “Capital management” section of this report for more information.    6 Refer to the “Risk management and control” section of this report for more information on (credit-)impaired loan exposures.

Results: 2Q19 vs  2Q18

Profit before tax decreased by USD 108 million, or 20%, to USD 427 million. Excluding restructuring expenses, adjusted profit before tax decreased by USD 131 million, or 23%, to USD 440 million. This was driven by lower operating income in Investor Client Services and higher operating expenses, partly offset by higher operating income in Corporate Client Solutions.

Operating income

Total operating income decreased by USD 91 million, or 4%, to USD 2,071 million, despite a strong performance in Corporate Client Solutions. This reflected lower revenues in Foreign Exchange, Rates and Credit, as the second quarter of 2018 included net income of around USD 100 million consisting mainly of previously deferred day-1 profits, as well as declines in Equities, amid ongoing challenging market conditions.

Corporate Client Solutions

Corporate Client Solutions revenues increased by USD 113 million, or 18%, to USD 742 million. This mainly reflected higher revenues in Advisory and Equity Capital Markets, partly offset by lower revenues in Risk Management and Financing Solutions.

Advisory revenues increased 59% to USD 268 million from USD 168 million, mainly driven by higher revenues from merger and acquisition transactions, despite a 26% decline in the global fee pool.

Equity Capital Markets revenues increased by USD 45 million, or 23%, to USD 235 million, mainly reflecting higher revenues from public offerings, despite a 5% decline in the global fee pool. Revenues from private transactions also increased.

Debt Capital Markets revenues were unchanged at USD 164 million. Revenues in both investment grade and leveraged finance were broadly stable, against a global fee pool increase of 2% and a decline of 42%, respectively.

Financing Solutions revenues decreased to USD 69 million from USD 79 million, reflecting lower levels of client activity across most products.

Risk Management revenues decreased by USD 21 million to USD 6 million, mainly driven by losses in a portfolio of loans that are being exited and lower gains on a restructured debt position.

Investor Client Services

Investor Client Services revenues decreased by USD 208 million, or 14%, to USD 1,331 million, reflecting decreases in Foreign Exchange, Rates and Credit revenues and Equities revenues.

Equities

Equities revenues decreased by USD 96 million, or 9%, to USD 940 million, reflecting lower market volumes, market volatility and client activity, as well as the strong second quarter of 2018.

Cash revenues were USD 289 million compared with USD 315 million, mainly reflecting lower client activity levels.

Derivatives revenues decreased to USD 255 million from USD 280 million, reflecting the strong second quarter of 2018 and lower client activity levels.

Financing Services revenues decreased to USD 399 million from USD 451 million, driven by lower prime brokerage and equity finance revenues as a result of lower client balances and activity levels.

Foreign Exchange, Rates and Credit

Foreign Exchange, Rates and Credit revenues decreased by USD 112 million, or 22%, to USD 391 million, primarily because the second quarter of 2018 included net income of around USD 100 million consisting mainly of previously deferred day-1 profits that were subsequently recognized as a result of enhanced observability and revised valuations in the funding curve used to value UBS interest rate-linked notes. Excluding this net income, Foreign Exchange, Rates and Credit revenues decreased slightly. Higher Rates and Credit revenues that mainly reflected improved trading performance were more than offset by decreased Foreign Exchange revenues as a result of lower volatility and client activity levels. The second quarter of 2019 included a gain of USD 38 million on the sale of our remaining investment in TradeWeb, compared with mark-to-market gains of USD 20 million recognized in the second quarter of 2018.

Operating expenses

Total operating expenses increased by USD 17 million, or 1%, to USD 1,644 million, and adjusted operating expenses increased by USD 40 million, or 3%, to USD 1,631 million.

Personnel expenses increased by USD 15 million to USD 794 million, and adjusted personnel expenses increased by USD 16 million to USD 793 million.

General and administrative expenses remained broadly unchanged at USD 143 million, and on an adjusted basis at USD 141 million.

Net expenses for services to / from Corporate Center and other business divisions increased to USD 704 million from USD 698 million. Excluding restructuring expenses, adjusted net expenses increased to USD 694 million from USD 666 million, mainly reflecting higher expenses from Group Technology.

Risk-weighted assets and leverage ratio denominator: 2Q19  vs 1Q19

Risk-weighted assets

Total risk-weighted assets (RWA) decreased by USD 7 billion to USD 86 billion, driven by lower credit risk RWA, primarily due to methodology changes and exposure decreases in unutilized credit facilities, and lower market risk RWA, reflecting lower average regulatory and stressed value-at-risk (VaR) levels.

→   Refer to the “Capital management” section of this report for more information

Leverage ratio denominator

The leverage ratio denominator (LRD) increased by USD 12 billion to USD 300 billion, mainly driven by higher trading portfolio assets, reflecting the unwinding of short positions in our Equities business.

→   Refer to the “Capital management” and “Balance sheet, liquidity and funding management” sections of this report for more information

Investment Bank

Results: 6M19 vs 6M18

Profit before tax decreased by USD 477 million, or 43%, to USD 634 million. Excluding restructuring expenses, adjusted profit before tax decreased by USD 529 million, or 44%, to USD 661 million. This mainly resulted from lower Investor Client Services and Corporate Client Solutions revenues, reflecting lower levels of client activity and declines in the global fee pool, partly offset by lower operating expenses.

Revenues in Corporate Client Solutions decreased by USD 310 million, or 21%, to USD 1,193 million, as a result of significantly lower levels of market activity and significantly reduced private transaction revenues, particularly in Equity Capital Markets, compared with the strong first half of 2018.

Advisory revenues increased by USD 12 million to USD 377 million, reflecting higher revenues from merger and acquisition transactions, against a global fee pool decrease of 13%, partly offset by lower revenues from private transactions.

Equity Capital Markets revenues decreased 28% from USD 503 million to USD 361 million, largely driven by lower revenues from private transactions, as well as lower revenues from public offerings, against a decline in the global fee pool of 22%.

Debt Capital Markets revenues decreased to USD 318 million from USD 426 million, mainly reflecting lower leveraged finance revenues against a global fee pool decrease of 29%. Financing Solutions revenues decreased to USD 126 million from USD 151 million, reflecting lower levels of client activity across most products.

Risk Management revenues decreased to USD 11 million from USD 58 million, mainly driven by losses in a portfolio of loans that are being exited and lower gains on a restructured debt position.

Investor Client Services revenues decreased by USD 427 million, or 14%, to USD 2,668 million, reflecting lower revenues across Equities and Foreign Exchange, Rates and Credit.

Equities revenues decreased by USD 351 million to USD 1,823 million. Cash revenues decreased to USD 591 million from USD 661 million, mainly reflecting lower client activity levels. Derivatives revenues decreased to USD 513 million from USD 642 million, reflecting the very strong first quarter of 2018 and lower client activity levels. Financing Services revenues decreased to USD 737 million from USD 885 million, reflecting lower client activity level across most products.

Foreign Exchange, Rates and Credit revenues decreased to USD 845 million from USD 920 million, primarily as the second quarter of 2018 included net income of around USD 100 million consisting mainly of previously deferred day-1 profits that were subsequently recognized as a result of enhanced observability and revised valuations in the funding curve used to value UBS interest rate-linked notes. Excluding this, Foreign Exchange, Rates and Credit revenues increased 3%. The first half of 2019 included a gain of USD 68 million on our investment in TradeWeb, which was sold in the second quarter of 2019, compared with mark-to-market gains of USD 22 million recognized in the first half of 2018.

Total operating expenses decreased by USD 263 million, or 8%, to USD 3,202 million, and adjusted operating expenses decreased by USD 212 million, or 6%, to USD 3,175 million. Personnel expenses decreased to USD 1,499 million from USD 1,731 million, and adjusted personnel expenses decreased to USD 1,497 million from USD 1,723 million, mainly reflecting lower variable compensation expenses. General and administrative expenses decreased to USD 284 million from USD 297 million and on an adjusted basis decreased to USD 280 million from USD 292 million. Net expenses for services to / from Corporate Center and other business divisions decreased to USD 1,412 million from USD 1,428 million, mainly as higher expenses from Group Technology were more than offset by lower expenses from strategic and regulatory initiatives and other services. Excluding restructuring expenses, adjusted net expenses increased to USD 1,391 million from USD 1,363 million, mainly driven by higher expenses from Group Technology.

Corporate Center

Corporate Center[1]
	As of or for the quarter ended			% change from		Year-to-date
USD million, except where indicated	30.6.19	31.3.19	30.6.18	1Q19	2Q18	30.6.19	30.6.18

Results
Total operating income	(30)	47	(73)		(59)	17	(174)
of which: net treasury income	39	124	(117)	(68)		163	(248)
of which: Non-core and Legacy Portfolio	61	47	99	29	(39)	108	149
Personnel expenses	1,043	1,040	984	0	6	2,083	1,949
General and administrative expenses	664	697	976	(5)	(32)	1,361	1,916
Depreciation and impairment of property, equipment and software	420	420	280	0	50	840	561
Amortization and impairment of intangible assets	2	0	0			2	1
Total operating expenses before allocations to / from BDs	2,129	2,157	2,241	(1)	(5)	4,286	4,427
Services (to) / from business divisions	(2,103)	(2,095)	(2,081)	0	1	(4,198)	(4,276)
of which: services to Global Wealth Management	(948)	(938)	(929)	1	2	(1,886)	(1,910)
of which: services to Personal & Corporate Banking	(319)	(320)	(326)	0	(2)	(640)	(676)
of which: services to Asset Management	(131)	(128)	(135)	3	(3)	(259)	(278)
of which: services to Investment Bank	(717)	(722)	(710)	(1)	1	(1,438)	(1,448)
Total operating expenses	26	62	160	(57)	(84)	88	151
of which: Non-core and Legacy Portfolio	27	43	111	(38)	(76)	70	167
Operating profit / (loss) before tax	(56)	(15)	(233)	276	(76)	(71)	(325)

Adjusted results[2]
Total operating income as reported	(30)	47	(73)		(59)	17	(174)
of which: net foreign currency translation gains / (losses)	10					10
Total operating income (adjusted)	(40)	47	(73)		(45)	6	(174)
Total operating expenses as reported	26	62	160	(57)	(84)	88	151
of which: personnel-related restructuring expenses[3]	22	14	43			36	93
of which: non-personnel-related restructuring expenses[3]	10	10	40			20	93
of which: restructuring expenses allocated from Corporate Center[3]	(30)	(27)	(88)			(57)	(187)
of which: gain related to changes to the Swiss pension plan							(122)
Total operating expenses (adjusted)	25	63	165	(60)	(85)	89	274
Operating profit / (loss) before tax as reported	(56)	(15)	(233)	276	(76)	(71)	(325)
Operating profit / (loss) before tax (adjusted)	(65)	(17)	(238)	290	(73)	(82)	(448)

Additional information
Average attributed equity (USD billion)[4]	14.3	14.5	13.1	(1)	9	14.4	13.5
Risk-weighted assets (USD billion)[4]	28.6	29.0	27.8	(1)	3	28.6	27.8
Leverage ratio denominator (USD billion)[4]	68.5	79.9	71.5	(14)	(4)	68.5	71.5
Personnel (full-time equivalents)	31,191	31,220	27,978	0	11	31,191	27,978

1 Prior-year comparative figures in this table have been restated for the changes in Corporate Center cost and resource allocation to the business divisions and the changes in the equity attribution framework effective 1 January 2019. Refer to “Note 2 Segment reporting” in the “Consolidated financial statements” section of this report for more information on the changes to the Corporate Center cost and resource allocation to business divisions and to the “Recent developments” section in our first quarter 2019 report for more information on the changes in the equity attribution framework. Comparatives may additionally differ as a result of adjustments following organizational changes, restatements due to the retrospective adoption of new accounting standards or changes in accounting policies, and events after the reporting period.    2 Adjusted results are non-GAAP financial measures as defined by SEC regulations.    3 Reflects restructuring expenses related to legacy cost programs.    4 Refer to the “Capital management” section of this report for more information.

Corporate Center

Results: 2Q19 vs 2Q18

Corporate Center recorded a loss before tax of USD 56 million compared with a loss of USD 233 million in the prior-year quarter, and an adjusted loss before tax of USD 65 million compared with a loss of USD 238 million.

We continue to expect Corporate Center to average a loss before tax of around USD 250 million per quarter in the second half of 2019, excluding gains, losses, income or expense from accounting asymmetries, hedge accounting ineffectiveness and litigation.

Operating income

Operating income was negative USD 30 million compared with negative USD 73 million. An increase in net treasury income of USD 156 million was partly offset by lower net income from Non-core and Legacy Portfolio and a decrease in other Corporate Center revenues.

Net treasury income

The net treasury income result was positive USD 39 million compared with negative USD 117 million. Excluding net foreign currency translation gains of USD 10 million, adjusted operating income was positive USD 29 million compared with negative USD 117 million.

Net treasury income included negative revenues of USD 69 million relating to centralized Group Treasury risk management services, compared with negative revenues of USD 64 million. Income related to hedge accounting ineffectiveness was positive USD 87 million compared with negative USD 16 million. Revenues from accounting asymmetries were positive USD 13 million compared with negative USD 33 million.

Operating income from Non-core and Legacy Portfolio

The operating income from Non-core and Legacy Portfolio was USD 61 million compared with USD 99 million. The second quarter of 2019 included a gain of USD 38 million related to the settlement of a litigation claim and income of USD 14 million related to a claim on a defaulted counterparty position. The second quarter of 2018 included valuation gains of USD 89 million on financial assets measured at fair value through profit and loss.

Operating expenses

Total operating expenses remaining in Corporate Center after allocations were USD 26 million compared with USD 160 million, and USD 25 million on an adjusted basis compared with USD 165 million, mainly related to a net release of USD 14 million of provisions for litigation, regulatory and similar matters compared with a net expense of USD 78 million and the allocation of the funding costs recorded under operating income.

Results: 6M19 vs 6M18

Corporate Center recorded a loss before tax of USD 71 million, compared with a loss of USD 325 million. The first quarter of 2018 included a credit of USD 122 million related to changes to our Swiss pension plan. On an adjusted basis, Corporate Center recorded a loss before tax of USD 82 million compared with USD 448 million.

Total operating income was positive USD 17 million compared with negative USD 174 million. An increase in net treasury income of USD 411 million was partly offset by lower net income from Non-core and Legacy Portfolio and a decrease in other Corporate Center revenues, driven mainly by higher funding costs relating to Corporate Center balance sheet assets, most of which were allocated to the business divisions through the line ”Services (to) / from business divisions.”

The net treasury income result was positive USD 163 million in the first half of 2019 compared with negative USD 248 million. Excluding net foreign currency translation gains of USD 10 million, adjusted operating income was positive USD 153 million compared with negative USD 248 million.

Net treasury income included negative revenues of USD 88 million relating to centralized Group Treasury risk management services, compared with negative revenues of USD 152 million. Income related to hedge accounting ineffectiveness was positive USD 147 million compared with negative USD 71 million. Revenues from accounting asymmetries were positive USD 94 million compared with negative USD 28 million.

The operating income from Non-core and Legacy Portfolio was USD 108 million compared with USD 149 million. The first half of 2019 included a gain related to the settlement of a litigation claim, valuation gains on financial assets measured at fair value through profit and loss, and income related to a claim on a defaulted counterparty position.

Total operating expenses remaining in Corporate Center after allocations were USD 88 million compared with USD 151 million and USD 89 million compared with USD 274 million on an adjusted basis, reflecting the aforementioned credit related to litigation, regulatory and similar matters and the allocation of the funding costs recorded under operating income.

Personnel: 2Q19 vs 1Q19

As of 30 June 2019, Corporate Center employed 31,191 personnel (full-time equivalents), a net decrease of 29 compared with 31 March 2019. External staff decreased by 890 over the same period.

Risk, treasury and capital management

Management report

Table of contents

39	Risk management and control
39	Credit risk
40	Market risk
42	Country risk
42	Operational risk

43	Balance sheet, liquidity and funding management
43	Strategy, objectives and governance
43	Assets and liquidity management
44	Liabilities and funding management

47	Capital management
48	Swiss SRB requirements and information
49	Total loss-absorbing capacity
53	Risk-weighted assets
55	Leverage ratio denominator
57	Equity attribution and return on attributed equity
58	UBS shares

Risk management and control

This section provides information on key developments during the reporting period and should be read in conjunction with the “Risk management and control” section of our Annual Report 2018.

Credit risk

Total net credit loss expenses in the second quarter of 2019 were USD 12 million, mainly in Corporate Center – Non-core and Legacy Portfolio and Global Wealth Management, reflecting losses of USD 35 million from credit-impaired (stage 3) positions, partly offset by USD 23 million of releases in expected credit losses from stage 1 and 2 positions.

Overall credit risk exposures were broadly unchanged during the second quarter of 2019.

We continue to seek to manage our Swiss lending portfolios prudently and remain watchful for signs of deterioration that could affect our counterparties.

Within the Investment Bank, our leveraged loan underwriting business’s overall ability to distribute risk remained robust. Loan underwriting exposures are held for trading, with fair values reflecting the market conditions at the end of the quarter.

Banking and traded products exposure in our business divisions and Corporate Center
	30.6.19
USD million	Global Wealth Management	Personal & Corporate Banking	Asset Management	Investment Bank	Corporate Center	Group
Banking products[1]
Gross exposure (IFRS 9)	238,391	185,403	2,480	50,430	26,970	503,674
of which: loans and advances to customers (on-balance sheet)	171,612	135,115	0	9,787	6,896	323,410
of which: guarantees and loan commitments (off-balance sheet)	5,954	20,574	0	17,416	329	44,273
Traded products[2,3]
Gross exposure	9,486	935	0	32,377		42,798
of which: over-the-counter derivatives	6,858	885	0	9,522		17,264
of which: securities financing transactions	269	0	0	17,323		17,592
of which: exchange-traded derivatives	2,359	50	0	5,533		7,942
Other credit lines, gross[4]	6,959	20,351	0	2,028	142	29,480

Total credit-impaired exposure, gross (stage 3)[1]	529	1,859	0	100	432	2,920
Total allowances and provisions for expected credit losses (stages 1 to 3)	210	675	0	112	33	1,030
of which: stage 1	57	77	0	43	2	180
of which: stage 2	28	131	0	4	0	163
of which: stage 3 (allowances and provisions for credit-impaired exposures)	124	467	0	65	30	687

	31.3.19
USD million	Global Wealth Management	Personal & Corporate Banking	Asset Management	Investment Bank	Corporate Center	Group
Banking products[1]
Gross exposure (IFRS 9)	243,592	184,219	3,016	54,513	28,959	514,299
of which: loans and advances to customers (on-balance sheet)	169,600	132,020	0	9,593	8,171	319,383
of which: guarantees and loan commitments (off-balance sheet)	6,060	19,718	0	19,245	331	45,353
Traded products[2,3]
Gross exposure	9,038	953	0	33,850		43,840
of which: over-the-counter derivatives	5,979	866	0	9,324		16,169
of which: securities financing transactions	190	0	0	17,943		18,133
of which: exchange-traded derivatives	2,868	86	0	6,584		9,539
Other credit lines, gross[4]	7,422	23,513	0	2,305	139	33,379

Total credit-impaired exposure, gross (stage 3)[1]	583	1,848	0	127	433	2,991
Total allowances and provisions for expected credit losses (stages 1 to 3)	216	677	0	132	27	1,052
of which: stage 1	57	78	0	45	2	182
of which: stage 2	35	138	0	5	0	179
of which: stage 3 (allowances and provisions for credit-impaired exposures)	123	461	0	82	25	691

1 IFRS 9 gross exposure including other financial assets at amortized cost, but excluding cash, receivables from securities financing transactions, cash collateral receivables on derivative instruments, financial assets at FVOCI, irrevocable committed prolongation of existing loans and unconditionally revocable committed credit lines and forward starting reverse repurchase and securities borrowing agreements.    2 Internal management view of credit risk, which differs in certain respects from IFRS.    3 As counterparty risk for traded products is managed at counterparty level, no further split between exposures in the Investment Bank and Corporate Center is provided.    4 Unconditionally revocable committed credit lines.

Risk management and control

Global Wealth Management and Personal & Corporate Banking loans and advances to customers, gross
	Global Wealth Management		Personal & Corporate Banking
USD million	30.6.19	31.3.19	30.6.19	31.3.19
Secured by residential property	53,464	51,774	98,160	95,984
Secured by commercial / industrial property	2,325	2,297	17,132	16,805
Secured by cash	14,849	14,191	1,426	1,424
Secured by securities	90,484	91,142	1,804	1,751
Secured by guarantees and other collateral	9,463	9,388	5,825	5,411
Unsecured loans and advances to customers	1,027	807	10,768	10,645
Total loans and advances to customers, gross	171,612	169,600	135,115	132,020
Allowances	(93)	(101)	(577)	(564)
Total loans and advances to customers, net of allowances	171,519	169,500	134,537	131,455

Market risk

We continued to manage market risks at generally low levels of management value-at-risk (VaR). Average management VaR
(1-day, 95% confidence level) remained unchanged, at USD 11 million, compared with the first quarter of 2019. Average regulatory VaR and stressed VaR decreased slightly in the second quarter.

There were no Group VaR negative backtesting exceptions in the second quarter of 2019, and the total number of negative backtesting exceptions within the most recent 250-business-day window decreased, from 2 to 1. The FINMA VaR multiplier for market risk RWA was unchanged compared with the prior quarter, at 3.

Management value-at-risk (1-day, 95% confidence, 5 years of historical data) of our business divisions and Corporate Center by general market risk type[1]
					Average by risk type
USD million	Min.	Max.	Period end	Average	Equity	Interest rates	Credit spreads	Foreign exchange	Commodities
Global Wealth Management	1	1	1	1	0	1	1	0	0
Personal & Corporate Banking	0	0	0	0	0	0	0	0	0
Asset Management	0	0	0	0	0	0	0	0	0
Investment Bank	8	13	11	10	7	7	4	3	2
Corporate Center	4	8	5	5	1	5	2	1	0
Diversification effect[2,3]			(4)	(4)	(1)	(4)	(2)	(1)	0
Total as of 30.6.19	9	15	12	11	7	9	4	4	2
Total as of 31.3.19	7	15	15	11	6	8	4	4	2

1 Statistics at individual levels may not be summed to deduce the corresponding aggregate figures. The minima and maxima for each level may occur on different days, and, likewise, the VaR for each business line or risk type, being driven by the extreme loss tail of the corresponding distribution of simulated profits and losses for that business line or risk type, may well be driven by different days in the historical time series, rendering invalid the simple summation of figures to arrive at the aggregate total.    2 Difference between the sum of the standalone VaR for the business divisions and Corporate Center and the VaR for the Group as a whole.    3 As the minimum and maximum occur on different days for different business divisions and Corporate Center, it is not meaningful to calculate a portfolio diversification effect.

Changes to our interest rate risk in the banking book (IRRBB) disclosure

Based on the 2016 standards of the Basel Committee on Banking Supervision, FINMA published a revised circular on the minimum standards for the measurement, management, monitoring and control of interest rate risks in the banking book (IRRBB). This circular came into effect in January 2019 with the first enhanced Pillar 3 disclosure to be provided for the period ended 30 June 2019 in our 30 June 2019 Pillar 3 report, which will be available as of 27 August 2019 under “Pillar 3 disclosures” at www.ubs.com/investors. The new IRRBB regulation is centered around two complementary metrics:

–      an economic value of equity (EVE)-based measure for changes in the theoretical present value of the banking book, which represents pro-forma information; and

–      an earnings-based measure for assessing the sensitivity of the net interest income (NII) of the banking book to changes in interest rates.

The EVE sensitivity, which excludes equity, goodwill, real estate and additional tier 1 (AT1) capital instruments, is assessed under six regulatory rate-shock scenarios defined by FINMA in Circular 2019/2 Interest Rate Risk – Banks, which are currency-specific and not subject to flooring. Disclosure of the NII sensitivity is only required for the two parallel shock scenarios.

USD Scenarios[1]	Description
Parallel up	rates for all tenors move by +200 bps
Parallel down	rates for all tenors move by –200 bps
Steepener	front-end moves by –195 bps, long-end by +134 bps
Flattener	front-end moves by +240 bps, long-end by –89 bps
Short-term up	front-end moves by +300 bps, long-end by +1 bp
Short-term down	front-end moves by –300 bps, long-end by –1 bp

1 The six scenarios for other currencies have a similar shape, but different magnitude: the parallel shocks are 150 basis points for CHF, 200 basis points for EUR, and 250 basis points for GBP. The term "front-end" stands for overnight tenor and "long-end" for a 20-year tenor of the yield curve. Refer to FINMA Circular 2019/2 for more information.

As of 30 June 2019, the interest rate sensitivity of our banking book to a +1 basis point parallel shift in yield curves was negative USD 22.2 million and excludes additional tier 1 capital instruments (AT1) as per FINMA Pillar 3 disclosure requirements. The interest rate sensitivity also excludes our equity, goodwill and real estate with a modelled sensitivity of approximately USD 4 million per basis point in Swiss francs and  USD 14 million per basis point in US dollars. The disclosures provided in the “Risk management and control“ section of previous reports included the sensitivities of these exposures.

The most adverse of the six FINMA interest rate scenarios was the “Parallel up” scenario (+200 basis points for US dollar and +150 basis points for Swiss francs) resulting in a change of the economic value of equity of the banking book of negative USD 4.5 billion, representing a pro-forma effect equal to 9.0% of tier 1 capital, which is well below a threshold of 15% of tier 1 capital of the regulatory outlier test in the IRRBB regulation. The immediate effect of the “Parallel up” scenario on tier 1 capital as of 30 June 2019 would be a reduction of 0.5%, or USD 0.2 billion, relating to the part of our banking book that is measured at fair value through profit or loss with recognition in eligible capital and a positive effect from pension funds.

Furthermore, this scenario would have a positive effect on net interest income.

→   Refer to “Interest rate risk in the banking book” in the “Market risk” section of our Annual Report 2018 for more information on the management of interest rate risk in the banking book

→   Refer to “Sensitivity to interest rate movements” in the “Group performance” section of this report for more information on the effect of increases in interest rates on equity, capital and net interest income of Global Wealth Management and Personal & Corporate Banking

→   Refer to the 30 June 2019 Pillar 3 report, which will be available as of 27 August 2019 under “Pillar 3 disclosures” at www.ubs.com/investors

Interest rate risk – banking book
As of 30.6.19, USD million	+1 bp	Parallel up	Parallel down	Steepener	Flattener	Short-term up	Short-term down
CHF	(2.6)	(373.2)	421.7	(224.5)	148.8	(9.1)	11.3
EUR	(0.7)	(133.1)	149.3	(0.6)	(20.8)	(59.6)	63.4
GBP	0.1	11.3	(26.4)	(3.9)	3.8	10.1	(9.2)
USD	(18.8)	(3,972.8)	3,219.1	(519.3)	(426.1)	(1,834.2)	1,959.4
Other	(0.2)	(35.7)	43.3	(0.5)	(3.7)	(15.7)	23.5
Total effect on economic value of equity as per Pillar 3 requirement	(22.2)	(4,503.5)	3,807.0	(748.8)	(298.0)	(1,908.5)	2,048.5
Additional tier 1 (AT1) capital instruments	5.1	964.3	(1,039.5)	(13.4)	229.3	598.3	(624.9)
Total including AT1 capital instruments	(17.2)	(3,539.3)	2,767.5	(762.2)	(68.7)	(1,310.2)	1,423.6

Risk management and control

Country risk

We remain watchful of developments in Europe and political shifts in a number of countries. Our direct exposure to peripheral European countries is limited, although we have significant country risk exposure to major European economies, including the UK, Germany and France. The UK’s process of withdrawing from the EU, as well as Italy’s budget deficit and tensions between Italy and the EU remain areas of concern.

We are closely monitoring the growing risks stemming from ongoing US trade policy shifts, and their potential effect on key markets, economies and countries.

We also continue to closely monitor our direct exposure to China. In addition, a number of emerging markets are facing economic, political and market pressures. Our exposure to emerging market countries is well diversified.

→   Refer to the “Risk management and control” section of our Annual Report 2018 for more information

Exposures to eurozone countries rated lower than AAA / Aaa by at least one major rating agency
USD million	30.6.19							31.3.19
	Banking products, gross[1]		Traded products		Trading inventory	Total		Total
	Before hedges	Net of hedges	Before hedges	Net of hedges	Net long per issuer		Net of hedges		Net of hedges
Austria	76	75	180	174	218	474	467	369	305
Belgium	45	45	168	168	21	234	234	518	514
Finland	47	47	37	37	144	228	228	215	215
France	521	519	1,172	1,081	1,709	3,402	3,309	3,036	2,941
Greece	12	7	0	0	3	16	10	12	6
Ireland[2]	233	226	63	63	537	833	826	921	914
Italy	745	611	188	158	218	1,151	986	1,181	1,058
Portugal	22	22	40	40	10	73	72	52	50
Spain	419	418	99	99	222	740	739	680	678
Other[3]	298	283	3	3	25	326	310	317	296
Total	2,418	2,253	1,950	1,823	3,107	7,477	7,181	7,300	6,978

1 Before deduction of IFRS 9 ECL allowances and provisions.    2 The majority of the Ireland exposure relates to funds and foreign bank subsidiaries.    3 Represents aggregate exposures to Andorra, Cyprus, Estonia, Latvia, Lithuania, Malta, Monaco, Montenegro, San Marino, Slovakia and Slovenia.

Operational risk

Operational resilience, conduct and culture, and financial crime continue to be the pervasive consequential risk themes challenging both UBS and the wider financial industry.

Operational resilience remains a key focus for the firm, as we continually enhance our ability to respond to disruptions and maintain effective day-to-day business activities. Cybersecurity and data protection are critical elements of operational resilience, and our cybersecurity objectives are set in line with prevailing international standards, while our data protection standards are intended to align with applicable data protection regulations and standards. We are investing in preemptive and detective measures to defend against evolving and highly sophisticated cyberattacks, to achieve our objectives and meet applicable standards. Our investment priorities focus on increasing readiness to detect and respond to cyber threats and data loss, employee training and behaviors, and application and infrastructure security (including vulnerability management).

Financial crime (including money laundering, terrorist financing, sanctions violations, fraud, bribery and corruption) continues to present a risk, as technological innovation and geopolitical developments increase the complexity of doing business and heightened regulatory attention persists. An effective financial crime prevention program remains essential for the firm. Money laundering and financial fraud techniques are becoming increasingly sophisticated, while geopolitical volatility makes the sanctions landscape more complex. We continue to invest heavily in our detection capabilities and core systems as part of our financial crime prevention program, with a focus on improving these to meet regulatory expectations, including to address the requirements of the May 2018 cease and desist order issued by the Office of the Comptroller of the Currency relating to our US branch know-your-customer and AML programs.

Management of conduct risk is an integral part of our operational risk framework. In addition to that framework, our two areas of focus when managing conduct risk are enhancing management information and improving our effectiveness at identifying and remediating operational risk. Conduct-related management information is reviewed at the business and regional governance level, providing metrics on employee conduct, clients and markets. Furthermore, we continue to pursue behavioral initiatives, such as the “Principles of Good Supervision,” and to provide mandatory compliance and risk training.

We maintain our focus on regulatory reporting, updating our regulatory process management framework and enhancing our regulatory developments tracking, as well as continuing to enhance our operational risk framework (ORF) assessment processes, including legal entity reporting, to meet evolving regulatory expectations.

Balance sheet, liquidity and funding management

Strategy, objectives and governance

This section provides balance sheet, liquidity and funding management information and should be read in conjunction with the “Treasury management” section of our Annual Report 2018, which provides more information about the Group’s strategy, objectives and governance in connection with liquidity and funding management.

Balances disclosed in this section represent quarter-end positions, unless indicated otherwise. Intra-quarter balances fluctuate in the ordinary course of business and may differ from quarter-end positions.

Assets and liquidity management

Balance sheet assets (30 June 2019 vs 31 March 2019)

As of 30 June 2019, balance sheet assets totaled USD 969 billion, an increase of USD 12 billion from 31 March 2019.

Total assets excluding derivatives and cash collateral receivables on derivative instruments increased by USD 3 billion to USD 823 billion, mainly driven by increases in trading portfolio assets and other financial assets measured at amortized cost and fair value. This was partly offset by decreases in cash and balances at central banks and receivables from securities financing transactions held at amortized cost.

Trading portfolio assets increased by USD 11 billion, mainly in the Investment Bank, largely reflecting the unwinding of short positions in our Equities business. Other financial assets measured at amortized cost and fair value increased by USD 8 billion, predominantly driven by an increase in receivables from securities financing transactions measured at fair value as a result of client activities, and a transfer from cash into debt securities measured at fair value within our high-quality liquid assets (HQLA) portfolio.

These increases were partly offset by a USD 9 billion reduction in cash and balances at central banks, mainly as a result of increased funding consumption by the business divisions, particularly the Investment Bank, and maturities of short-term borrowings. Receivables from securities financing transactions held at amortized cost decreased by USD 7 billion, mainly reflecting lower sourcing requirements for non-cash collateral within Group Treasury.

Derivatives and cash collateral receivables on derivative instruments increased by USD 9 billion, primarily due to mark-to-market effects on derivatives held and higher embedded spreads on new trades compared with those rolling off in our Foreign Exchange, Rates and Credit business in the Investment Bank.

→   Refer to the “Consolidated financial statements” section of this report for more information

Assets
	As of			% change from
USD billion	30.6.19	31.3.19	31.12.18	31.3.19	31.12.18
Cash and balances at central banks	101.5	110.6	108.4	(8)	(6)
Lending[1]	335.6	335.6	337.2	0	0
Securities financing transactions at amortized cost	92.9	100.2	95.3	(7)	(3)
Trading portfolio[2]	120.2	109.6	104.4	10	15
Derivatives and cash collateral receivables on derivative instruments	145.5	136.3	149.8	7	(3)
Brokerage receivables	16.9	16.3	16.8	4	0
Other financial assets at AC / FV3	94.4	86.9	90.5	9	4
Non-financial assets and financial assets for unit-linked investment contracts	61.8	61.0	56.1	1	10
Total assets	968.7	956.6	958.5	1	1

1 Consists of loans and advances to banks and customers.    2 Consists of financial assets at fair value held for trading.    3 Consists of financial assets at fair value not held for trading, financial assets measured at fair value through other comprehensive income and other financial assets measured at amortized cost, but excludes financial assets for unit-linked investment contracts and cash collateral receivables on derivative instruments.

Balance sheet, liquidity and funding management

Liquidity coverage ratio

In the second quarter of 2019, the UBS Group liquidity coverage ratio (LCR) decreased by 8 percentage points to 145%, remaining above the 110% Group LCR minimum communicated by the Swiss Financial Market Supervisory Authority (FINMA). The LCR decrease was primarily driven by decreased high-quality liquid assets resulting from lower average cash balances, reflecting increased funding consumption by the business divisions over the quarter.

→   Refer to the “Treasury management” section of our Annual Report 2018 for more information on liquidity management and the liquidity coverage ratio

Liquidity coverage ratio
USD billion, except where indicated	Average 2Q19[1]	Average 1Q19[1]

High-quality liquid assets[2]
Cash balances[3]	108	115
Securities (on- and off-balance sheet)	68	71
Total high-quality liquid assets[4]	176	186

Cash outflows[5]
Retail deposits and deposits from small business customers	27	27
Unsecured wholesale funding	106	103
Secured wholesale funding	74	73
Other cash outflows	40	42
Total cash outflows	247	246

Cash inflows[5]
Secured lending	85	84
Inflows from fully performing exposures	29	29
Other cash inflows	11	11
Total cash inflows	126	124

Liquidity coverage ratio
High-quality liquid assets	176	186
Net cash outflows	121	122
Liquidity coverage ratio (%)	145	153

1 Calculated based on an average of 65 data points in the second quarter of 2019 and 63 data points in the first quarter of 2019.    2 Calculated after the application of haircuts.    3 Includes cash and balances at central banks and other eligible balances as prescribed by FINMA.    4 Calculated in accordance with FINMA requirements.    5 Calculated after the application of inflow and outflow rates.

Liabilities and funding management

Liabilities (30 June 2019 vs 31 March 2019)

Total liabilities increased by USD 13 billion to USD 915 billion as of 30 June 2019. Total liabilities excluding derivatives and cash collateral were broadly unchanged at USD 763 billion as of 30 June 2019.

Customer deposits increased by USD 7 billion, primarily in Global Wealth Management and Personal & Corporate Banking, mainly driven by currency effects.

This increase was offset by a reduction in short-term borrowings of USD 7 billion, mainly reflecting net maturities of commercial paper and certificates of deposit.

Derivatives and cash collateral payables on derivative instruments increased by USD 11 billion, in line with the aforementioned increase in derivative financial assets and cash collateral receivables.

The “Funding by product and currency” table in this section provides more information on our funding sources.

→   Refer to “Bondholder information” at www.ubs.com/investors  for more information on capital and senior debt instruments

→   Refer to the “Consolidated financial statements” section of this report for more information

Equity

Equity attributable to shareholders decreased to USD 53,180 million as of 30 June 2019 from USD 53,667 million as of 31 March 2019.

Total comprehensive income attributable to shareholders was USD 2,478 million, reflecting net profit of USD 1,392 million and positive other comprehensive income (OCI) of USD 1,086 million. OCI included positive cash flow hedge OCI of USD 773 million, positive foreign currency translation OCI of USD 168 million, positive OCI related to own credit of USD 72 million, positive OCI related to debt instruments measured at fair value through OCI of USD 65 million and positive defined benefit plan OCI of USD 8 million.

Share premium decreased by USD 2,333 million, mainly due to the distribution of USD 2,544 million to shareholders out of the capital contribution reserve of UBS Group AG, partly offset by the amortization of deferred share-based compensation awards, which increased share premium by USD 174 million.

Net treasury share activity reduced equity attributable to shareholders by USD 633 million. This was largely due to the purchase of USD 382 million of shares from the market to hedge future share delivery obligations related to employee share-based compensation awards as well as repurchases of USD 297 million under our share repurchase program.

→   Refer to the “Consolidated financial statements” and “Group performance” sections of this report for more information

→   Refer to “UBS shares” in the “Capital management” section of this report for more information on the share repurchase program

Liabilities and equity
	As of			% change from
USD billion	30.6.19	31.3.19	31.12.18	31.3.19	31.12.18
Short-term borrowings[1]	34.2	41.1	50.0	(17)	(32)
Securities financing transactions at amortized cost	6.8	5.2	10.3	30	(34)
Customer deposits	433.0	425.9	419.8	2	3
Long-term debt issued[2]	164.1	163.0	150.3	1	9
Trading portfolio[3]	32.3	34.3	28.9	(6)	11
Derivatives and cash collateral payables on derivative instruments	152.5	141.1	154.6	8	(1)
Brokerage payables	36.9	39.3	38.4	(6)	(4)
Other financial liabilities at AC / FV4	19.8	18.5	18.8	7	6
Non-financial liabilities and financial liabilities related to unit-linked investment contracts	35.7	34.2	34.2	4	4
Total liabilities	915.4	902.7	905.4	1	1
Share capital	0.3	0.3	0.3	0	0
Share premium	17.8	20.1	20.8	(12)	(15)
Treasury shares	(2.8)	(2.2)	(2.6)	29	8
Retained earnings	32.5	31.1	30.4	5	7
Other comprehensive income[5]	5.3	4.3	3.9	24	36
Total equity attributable to shareholders	53.2	53.7	52.9	(1)	0
Equity attributable to non-controlling interests	0.2	0.2	0.2	(2)	(3)
Total equity	53.3	53.8	53.1	(1)	0
Total liabilities and equity	968.7	956.6	958.5	1	1

1 Consists of short-term debt issued measured at amortized cost and amounts due to banks.    2 Consists of long-term debt issued measured at amortized cost and debt issued designated at fair value. The classification of debt issued into short-term and long-term does not consider any early redemption features.    3 Consists of financial liabilities at fair value held for trading.    4 Consists of other financial liabilities measured at amortized cost and other financial liabilities designated at fair value, but excludes financial liabilities related to unit-linked investment contracts.    5 Excludes defined benefit plans and own credit that are recorded directly in Retained earnings.

Balance sheet, liquidity and funding management

Off-balance sheet[1]
	As of		% change from
USD billion	30.6.19	31.3.19	31.3.19
Total guarantees[2]	15.7	16.5	(5)
Loan commitments[2]	30.8	33.6	(8)
Forward starting reverse repurchase agreements	34.3	31.3	10
Forward starting repurchase agreements	18.8	16.0	18

1 The information provided in this table is aligned with the scope disclosed in “Note 17 Guarantees, commitments and forward starting transactions” in the “Consolidated financial statements” section of this report.    2 Total guarantees and Loan commitments are shown net of sub-participations.

Off-balance sheet (30 June 2019 vs 31 March 2019)

Forward starting reverse repurchase agreements and forward starting repurchase agreements each increased by USD 3 billion, primarily in Corporate Center, reflecting higher market activity in short-dated securities financing transactions. Guarantees decreased by USD 1 billion, primarily in Global Wealth Management and in the Investment Bank. Loan commitments decreased by USD 3 billion, primarily in our Corporate Client Solutions business in the Investment Bank, mainly reflecting commitments that were cancelled, reduced or funded during the quarter.

Pro forma net stable funding ratio
USD billion, except where indicated	30.6.19	31.3.19
Available stable funding	483	474
Required stable funding	435	432
Pro forma net stable funding ratio (%)	111	110

Net stable funding ratio

As of 30 June 2019, our estimated pro forma net stable funding ratio (NSFR) was 111%, an increase of 1 percentage point compared with 31 March 2019, primarily reflecting a USD 9 billion increase in available stable funding, mainly driven by an increase in deposits, and a USD 3 billion increase in required stable funding, mainly due to an increase in trading assets.

The calculation of our pro forma NSFR includes estimates of the effect of the Basel Committee on Banking Supervision rules and will be refined when NSFR rule-making is completed in Switzerland and as regulatory interpretations evolve and new models and associated systems are enhanced.

→   Refer to the “Treasury management” section of our Annual Report 2018 for more information on the net stable funding ratio

Funding by product and currency
	USD billion		As a percentage of total funding sources (%)
	All currencies		All currencies		USD		CHF		EUR		Other
	30.6.19	31.3.19	30.6.19	31.3.19	30.6.19	31.3.19	30.6.19	31.3.19	30.6.19	31.3.19	30.6.19	31.3.19
Short-term borrowings	34.2	41.1	4.8	5.8	2.3	3.0	0.5	0.4	1.3	1.5	0.8	0.9
of which: due to banks	9.5	9.1	1.3	1.3	0.3	0.3	0.5	0.4	0.2	0.2	0.4	0.4
of which: short-term debt issued[1]	24.7	32.0	3.5	4.5	2.0	2.7	0.0	0.0	1.1	1.3	0.4	0.5
Securities financing transactions	6.8	5.2	1.0	0.7	0.8	0.6	0.0	0.0	0.1	0.0	0.1	0.1
Cash collateral payables on derivative instruments	31.4	30.3	4.5	4.3	2.0	2.0	0.1	0.1	1.5	1.5	0.8	0.8
Customer deposits	433.0	425.9	61.3	60.4	20.3	20.4	27.0	26.2	7.9	8.1	6.1	5.7
of which: demand deposits	180.6	179.9	25.6	25.5	5.5	5.7	10.4	9.9	6.2	6.5	3.4	3.5
of which: retail savings / deposits	163.1	162.2	23.1	23.0	6.5	6.9	15.8	15.3	0.8	0.8	0.0	0.0
of which: time deposits	66.0	61.7	9.3	8.8	6.1	5.9	0.7	0.8	0.1	0.1	2.4	2.0
of which: fiduciary deposits	23.4	22.2	3.3	3.1	2.2	1.9	0.1	0.2	0.8	0.8	0.2	0.2
Long-term debt issued[2]	164.1	163.0	23.2	23.1	13.3	13.3	2.1	2.1	5.3	5.2	2.5	2.5
Brokerage payables	36.9	39.3	5.2	5.6	3.8	3.9	0.1	0.1	0.3	0.5	1.0	1.1
Total	706.5	704.9	100.0	100.0	42.4	43.1	29.9	28.9	16.5	16.9	11.2	11.1

1 Short-term debt issued is comprised of certificates of deposit, commercial paper, acceptances and promissory notes, and other money market paper.    2 Long-term debt issued also includes debt with a remaining time to maturity of less than one year.

Capital management

This section provides information on key developments during the reporting period and should be read in conjunction with the “Capital management” section of our Annual Report 2018, which provides more information about our strategy, objectives and governance for capital management. Disclosures in this section are provided for UBS Group AG on a consolidated basis and focus on information in accordance with the Basel III framework, as applicable to Swiss systemically relevant banks (SRBs).

Information in accordance with the Basel Committee on Banking Supervision framework for UBS Group AG consolidated together with capital and other regulatory information for UBS AG standalone, UBS Switzerland AG standalone, UBS Europe SE consolidated and UBS Americas Holding LLC consolidated is provided in our 30 June 2019 Pillar 3 report, which will be available as of 27 August 2019 under “Pillar 3 disclosures” at www.ubs.com/investors.

Capital and other regulatory information for UBS AG consolidated is provided in the UBS AG second quarter 2019 report, which will be available as of 26 July 2019 under “Quarterly reporting” at www.ubs.com/investors.

Capital management

Swiss SRB requirements and information

Information on the Swiss SRB capital framework and on Swiss SRB going and gone concern requirements that are being phased in until the end of 2019 is provided in the “Capital management” section of our Annual Report 2018.  These requirements are also applicable to UBS AG consolidated and UBS Switzerland AG standalone. UBS AG is subject to going concern requirements on a standalone basis, for which details are provided in the 31 December 2018 Pillar 3 report, which is available under “Pillar 3 disclosures” at www.ubs.com/investors, and in our 30 June 2019 Pillar 3 report, which will be available as of 27 August 2019 under “Pillar 3 disclosures” at www.ubs.com/investors.

The table below provides the risk-weighted assets (RWA)- and leverage ratio denominator (LRD)-based requirements and information as of 30 June 2019.

Swiss SRB going and gone concern requirements and information
	Swiss SRB, including transitional arrangements				Swiss SRB as of 1.1.20
As of 30.6.19	RWA		LRD		RWA		LRD
USD million, except where indicated	in %		in %		in %		in %
Required going concern capital
Total going concern capital	13.89	36,401	4.50	41,012	14.61[1]	38,289	5.00[1]	45,569
Common equity tier 1 capital	9.99	26,178	3.20	29,164	10.31	27,017	3.50	31,898
of which: minimum capital	4.90	12,845	1.70	15,493	4.50	11,796	1.50	13,671
of which: buffer capital	4.78	12,530	1.50	13,671	5.50	14,417	2.00	18,228
of which: countercyclical buffer	0.31	803			0.31	803
Maximum additional tier 1 capital	3.90	10,223	1.30	11,848	4.30	11,272	1.50	13,671
of which: additional tier 1 capital	3.10	8,126	1.30	11,848	3.50	9,175	1.50	13,671
of which: additional tier 1 buffer capital	0.80	2,097			0.80	2,097

Eligible going concern capital
Total going concern capital	21.22	55,618	6.10	55,618	19.07	49,993	5.49	49,993
Common equity tier 1 capital	13.33	34,948	3.83	34,948	13.33	34,948	3.83	34,948
Total loss-absorbing additional tier 1 capital[2]	7.89	20,670	2.27	20,670	5.74	15,045	1.65	15,045
of which: high-trigger loss-absorbing additional tier 1 capital	4.81	12,609	1.38	12,609	4.81	12,609	1.38	12,609
of which: low-trigger loss-absorbing additional tier 1 capital	0.93	2,436	0.27	2,436	0.93	2,436	0.27	2,436
of which: low-trigger loss-absorbing tier 2 capital	2.15	5,625	0.62	5,625

Required gone concern capital
Total gone concern loss-absorbing capacity	9.74	25,542	3.36	30,622	10.69	28,014	3.82	34,804
of which: base requirement	10.52	27,577	3.63	33,038	12.86	33,711	4.50	41,012
of which: additional requirement for market share and LRD	1.08	2,831	0.38	3,418	1.44	3,775	0.50	4,557
of which: applicable reduction on requirements	(1.86)	(4,865)	(0.64)	(5,833)	(3.61)	(9,471)	(1.18)	(10,765)
of which: rebate granted (equivalent to 40% of maximum rebate)	(1.86)	(4,865)	(0.64)	(5,833)	(2.29)	(5,998)	(0.80)	(7,291)
of which: reduction for usage of low-trigger tier 2 capital instruments					(1.33)	(3,474)	(0.38)	(3,474)

Eligible gone concern capital
Total gone concern loss-absorbing capacity	12.11	31,744	3.48	31,744	14.26	37,370	4.10	37,370
Total tier 2 capital	0.77	2,024	0.22	2,024	2.92	7,649	0.84	7,649
of which: low-trigger loss-absorbing tier 2 capital	0.50	1,322	0.15	1,322	2.65	6,947	0.76	6,947
of which: non-Basel III-compliant tier 2 capital	0.27	702	0.08	702	0.27	702	0.08	702
TLAC-eligible senior unsecured debt	11.34	29,721	3.26	29,721	11.34	29,721	3.26	29,721

Total loss-absorbing capacity
Required total loss-absorbing capacity	23.63	61,944	7.86	71,634	25.29	66,303	8.82	80,373
Eligible total loss-absorbing capacity	33.33	87,363	9.59	87,363	33.33	87,363	9.59	87,363

1 Includes applicable add-ons of 1.44% for RWA and 0.5% for LRD.    2 Includes outstanding low-trigger loss-absorbing additional tier 1 (AT1) and tier 2 capital instruments, which are available under the transitional rules of the Swiss SRB framework to meet the going concern requirements until their first call date, even if the first call date is after 31 December 2019. As of their first call date, these instruments are eligible to meet the gone concern requirements. Outstanding low-trigger loss-absorbing tier 2 capital instruments are subject to amortization starting five years prior to their maturity, with the amortized portion qualifying as gone concern loss-absorbing capacity. Instruments available to meet gone concern requirements are eligible until one year before maturity, with a haircut of 50% applied in the last year of eligibility.

Total loss-absorbing capacity

The table below provides Swiss SRB going and gone concern information based on transitional arrangements and based on the final rules, which will be effective as of 1 January 2020. The remaining differences between the columns “Swiss SRB, including transitional arrangements” and “Swiss SRB as of 1.1.20” are fully related to the eligibility of instruments as required by the too big to fail provisions in the Swiss Capital Adequacy Ordinance applicable to Swiss SRBs, which are described in the “Swiss SRB total loss-absorbing capacity framework” in the “Capital management” section of our Annual Report 2018.

Swiss SRB going and gone concern information
	Swiss SRB, including transitional arrangements			Swiss SRB as of 1.1.20
USD million, except where indicated	30.6.19	31.3.19	31.12.18	30.6.19	31.3.19	31.12.18

Eligible going concern capital
Total going concern capital	55,618	55,448	52,287	49,993	49,436	46,279
Total tier 1 capital	49,993	49,436	46,279	49,993	49,436	46,279
Common equity tier 1 capital	34,948	34,658	34,119	34,948	34,658	34,119
Total loss-absorbing additional tier 1 capital	15,045	14,778	12,160	15,045	14,778	12,160
of which: high-trigger loss-absorbing additional tier 1 capital	12,609	12,397	9,790	12,609	12,397	9,790
of which: low-trigger loss-absorbing additional tier 1 capital	2,436	2,381	2,369	2,436	2,381	2,369
Total tier 2 capital	5,625	6,012	6,008
of which: low-trigger loss-absorbing tier 2 capital[1]	5,625	6,012	6,008

Eligible gone concern capital[2]
Total gone concern loss-absorbing capacity	31,744	32,020	31,452	37,370	38,032	37,460
Total tier 2 capital	2,024	1,471	1,464	7,649	7,483	7,471
of which: low-trigger loss-absorbing tier 2 capital[1]	1,322	781	771	6,947	6,793	6,779
of which: non-Basel III-compliant tier 2 capital[3]	702	690	693	702	690	693
TLAC-eligible senior unsecured debt	29,721	30,548	29,988	29,721	30,548	29,988

Total loss-absorbing capacity
Total loss-absorbing capacity	87,363	87,468	83,738	87,363	87,468	83,738

Risk-weighted assets / leverage ratio denominator
Risk-weighted assets	262,135	267,556	263,747	262,135	267,556	263,747
Leverage ratio denominator	911,379	910,993	904,598	911,379	910,993	904,598

Capital and loss-absorbing capacity ratios (%)
Going concern capital ratio	21.2	20.7	19.8	19.1	18.5	17.5
of which: common equity tier 1 capital ratio	13.3	13.0	12.9	13.3	13.0	12.9
Gone concern loss-absorbing capacity ratio	12.1	12.0	11.9	14.3	14.2	14.2
Total loss-absorbing capacity ratio	33.3	32.7	31.7	33.3	32.7	31.7

Leverage ratios (%)
Going concern leverage ratio	6.1	6.1	5.8	5.5	5.4	5.1
of which: common equity tier 1 leverage ratio	3.83	3.80	3.77	3.83	3.80	3.77
Gone concern leverage ratio	3.5	3.5	3.5	4.1	4.2	4.1
Total loss-absorbing capacity leverage ratio	9.6	9.6	9.3	9.6	9.6	9.3

1 Under the transitional rules of the Swiss SRB framework, outstanding low-trigger loss-absorbing tier 2 capital instruments are subject to amortization starting five years prior to their maturity, with the amortized portion qualifying as gone concern loss-absorbing capacity.    2 Instruments available to meet gone concern requirements are eligible until one year before maturity, with a haircut of 50% applied in the last year of eligibility.    3 Non-Basel III-compliant tier 2 capital instruments qualify as gone concern instruments.

Capital management

Total loss-absorbing capacity and movement under
Swiss SRB rules applicable as of 1 January 2020

Going concern capital and movement

As of 30 June 2019, our common equity tier 1 (CET1) capital increased by USD 0.3 billion to USD 34.9 billion, mainly as a result of operating profit before tax and foreign currency translation effects, partly offset by accruals for capital returns to shareholders, compensation-related regulatory capital accruals, share repurchases under our share repurchase program and current tax expense.

→   Refer to “UBS shares” in this section for more information on the share repurchase program

Gone concern loss-absorbing capacity and movement

Our total gone concern loss-absorbing capacity decreased by USD 0.7 billion to USD 37.4 billion, primarily as a result of a decrease in the eligibility of two total loss-absorbing capacity (TLAC)-eligible senior unsecured debt instruments of which the residual tenor fell to below two years.

→   Refer to “Bondholder information” at www.ubs.com/investors  for more information on the eligibility of capital and senior unsecured debt instruments and on key features and terms and conditions of capital instruments

Loss-absorbing capacity and leverage ratios

Our CET1 capital ratio increased 0.4 percentage points to 13.3%, reflecting the aforementioned USD 0.3 billion increase in CET1 capital and a USD 5.4 billion decrease in risk-weighted assets (RWA).

Our CET1 leverage ratio increased to 3.83% from 3.80% in the second quarter of 2019, reflecting the aforementioned increase in CET1 capital.

Our gone concern loss-absorbing capacity ratio increased to 14.3% from 14.2%, mainly driven by the aforementioned decrease in RWA. Our gone concern leverage ratio decreased 0.1 percentage points to 4.1%, reflecting the aforementioned decrease in gone concern loss-absorbing capacity.

Reconciliation of IFRS equity to Swiss SRB common equity tier 1 capital
USD million	30.6.19	31.3.19	31.12.18
Total IFRS equity	53,350	53,840	53,103
Equity attributable to non-controlling interests	(170)	(173)	(176)
Deferred tax assets recognized for tax loss carry-forwards	(6,208)	(6,308)	(6,107)
Deferred tax assets on temporary differences, excess over threshold	(266)	(344)	(586)
Goodwill, net of tax[1]	(6,305)	(6,298)	(6,514)
Intangible assets, net of tax	(232)	(236)	(251)
Compensation-related components (not recognized in net profit)	(1,760)	(1,359)	(1,652)
Expected losses on advanced internal ratings-based portfolio less provisions	(412)	(379)	(368)
Unrealized (gains) / losses from cash flow hedges, net of tax	(1,346)	(564)	(109)
Own credit related to (gains) / losses on financial liabilities measured at fair value that existed at the balance sheet date, net of tax	(109)	(51)	(397)
Prudential valuation adjustments	(104)	(104)	(120)
Accruals for proposed dividends to shareholders for 2018	0	(2,648)	(2,648)
Other[2]	(1,490)	(717)	(56)
Total common equity tier 1 capital	34,948	34,658	34,119

1 Includes goodwill related to significant investments in financial institutions of USD 177 million (31 March 2019: USD 175 million; 31 December 2018: USD 176 million) presented on the balance sheet line “Investments in associates.”    2 Includes accruals for dividends to shareholders for the current year and other items.

Swiss SRB total loss-absorbing capacity movement
USD million	Swiss SRB, including transitional arrangements	Swiss SRB as of 1.1.20

Going concern capital
Common equity tier 1 capital as of 31.3.19	34,658	34,658
Operating profit before tax	1,759	1,759
Current tax (expense) / benefit	(209)	(209)
Foreign currency translation effects	148	148
Compensation- and own shares-related capital components (including share premium)	(538)	(538)
Share repurchase program[1]	(297)	(297)
Other[2]	(572)	(572)
Common equity tier 1 capital as of 30.6.19	34,948	34,948
Loss-absorbing additional tier 1 capital as of 31.3.19	14,778	14,778
Foreign currency translation and other effects	267	267
Loss-absorbing additional tier 1 capital as of 30.6.19	15,045	15,045
Tier 2 capital as of 31.3.19	6,012
Amortization due to shortening of residual tenor	(515)
Foreign currency translation and other effects	128
Tier 2 capital as of 30.6.19	5,625
Total going concern capital as of 31.3.19	55,448	49,436
Total going concern capital as of 30.6.19	55,618	49,993

Gone concern loss-absorbing capacity
Tier 2 capital as of 31.3.19	1,471	7,483
Amortized portion, which qualifies as gone concern loss-absorbing capacity	515
Foreign currency translation and other effects	38	166
Tier 2 capital as of 30.6.19	2,024	7,649
TLAC-eligible senior unsecured debt as of 31.3.19	30,548	30,548
Decrease in eligibility due to shortening of residual tenor	(1,482)	(1,482)
Foreign currency translation and other effects	654	654
TLAC-eligible senior unsecured debt as of 30.6.19	29,721	29,721
Total gone concern loss-absorbing capacity as of 31.3.19	32,020	38,032
Total gone concern loss-absorbing capacity as of 30.6.19	31,744	37,370

Total loss-absorbing capacity
Total loss-absorbing capacity as of 31.3.19	87,468	87,468
Total loss-absorbing capacity as of 30.6.19	87,363	87,363

1 Refer to “UBS shares” in this section for more information on the publicly announced share repurchase program.   2 Includes movements related accruals for dividends to shareholders for the current year and other items.

Capital management

Additional information

Sensitivity to currency movements

Risk-weighted assets

We estimate that a 10% depreciation of the US dollar against other currencies would increase our RWA by USD 11 billion and our CET1 capital by USD 1.1 billion as of 30 June 2019 (31 March 2019: USD 11 billion and USD 1.2 billion, respectively) and reduce our CET1 capital ratio by 13 basis points (31 March 2019: 9 basis points). Conversely, we estimate that a 10% appreciation of the US dollar against other currencies would reduce our RWA by USD 10 billion and our CET1 capital by USD 1.0 billion (31 March 2019: USD 10 billion and USD 1.1 billion, respectively) and increase our CET1 capital ratio by 13 basis points (31 March 2019: 9 basis points).

Leverage ratio denominator

We estimate that a 10% depreciation of the US dollar against other currencies would increase our LRD by USD 57 billion (31 March 2019: USD 58 billion) and reduce our Swiss SRB going concern leverage ratio by 18 basis points (31 March 2019: 18 basis points). Conversely, we estimate that a 10% appreciation of the US dollar against other currencies would have reduced our LRD by USD 52 billion (31 March 2019: USD 52 billion) and increase our Swiss SRB going concern leverage ratio by 19 basis points (31 March 2019: 18 basis points).

The aforementioned sensitivities do not consider foreign currency translation effects related to defined benefit plans other than those related to the currency translation of the net equity of foreign operations.

→   Refer to “Active management of sensitivity to currency movements” in the “Capital management” section of our Annual Report 2018 for more information

Estimated effect on capital from litigation, regulatory and similar matters subject to provisions and contingent liabilities

We have estimated the loss in capital that we could incur as a result of the risks associated with the matters described
in “Note 16 Provisions and contingent liabilities” in the “Consolidated financial statements” section of this report. We have used for this purpose the advanced measurement approach (AMA) methodology that we use when determining the capital requirements associated with operational risks, based on a 99.9% confidence level over a 12-month horizon. The methodology takes into consideration UBS and industry experience for the AMA operational risk categories to which those matters correspond, as well as the external environment affecting risks of these types, in isolation from other areas. On this standalone basis, we estimate the loss in capital that we could incur over a 12-month period as a result of our risks associated with these operational risk categories at USD 4.6 billion as of 30 June 2019. This estimate is not related to and does not take into account any provisions recognized for any of these matters and does not constitute a subjective assessment of our actual exposure in any of these matters.

→   Refer to “Operational risk” in the “Risk management and control” section of our Annual Report 2018 for more information

→   Refer to “Note 16  Provisions and contingent liabilities” in the “Consolidated financial statements” section of this report for more information

Risk-weighted assets

During the second quarter of 2019, risk-weighted assets (RWA) decreased by USD 5.4 billion to USD 262.1 billion, reflecting decreases from asset size and other movements of USD 3.5 billion, methodology and policy changes of USD 1.9 billion and lower regulatory add-ons of USD 1.5 billion, partly offset by currency effects of USD 1.2 billion and increases from model updates of USD 0.3 billion.

Movement in risk-weighted assets by key driver
USD billion	RWA as of 31.3.19	Currency effects	Methodology and policy changes	Model updates / changes	Regulatory add-ons	Asset size and other[1]	RWA as of 30.6.19
Credit and counterparty credit risk[2]	152.7	1.1	(1.9)	0.5		(3.4)	149.1
Non-counterparty-related risk	21.5	0.1				0.2	21.8
Market risk	13.0			(0.2)	(1.5)	(0.3)	11.0
Operational risk	80.3					0.0	80.3
Total	267.6	1.2	(1.9)	0.3	(1.5)	(3.5)	262.1

1 Includes the Pillar 3 categories “Asset size,” “Credit quality of counterparties,” “Acquisitions and disposals” and “Other.” For more information, refer to the 30 June 2019 Pillar 3 report, which will be available as of 27 August 2019 under “Pillar 3 disclosures” at www.ubs.com/investors.    2 Includes settlement risk, credit valuation adjustments, equity exposures in the banking book and securitization exposures in the banking book.

Credit and counterparty credit risk

Credit and counterparty credit risk RWA decreased by USD 3.6 billion to USD 149.1 billion as of 30 June 2019.

The RWA decrease from asset size and other movements of USD 3.4 billion was mainly driven by decreases in loan exposures, margin loans and unutilized credit facilities in the Investment Bank’s Corporate Client Solutions business.

The decrease from methodology and policy changes was predominantly driven by the exclusion of certain collar financing transactions in the Investment Bank from credit risk RWA due to their non-credit bearing nature.

The aforementioned decreases were partly offset by a USD 0.5 billion increase in RWA from model updates, driven by the continued phasing-in of RWA increases related to probability of default (PD) and loss given default (LGD) changes from the implementation of revised models for Swiss residential mortgages, affecting Personal & Corporate Banking and Global Wealth Management.

We anticipate that methodology changes and model updates, including the continued phase-in of RWA increases related to PD and LGD factors on Swiss mortgages, will increase credit and counterparty credit risk RWA by around USD 1.5 billion in the second half of 2019. The extent and timing of RWA changes may vary as methodology changes and model updates are completed and receive regulatory approval, and as regulatory multipliers are adjusted. In addition, changes in the composition of the relevant portfolios and other factors will affect our RWA.

→   Refer to “Credit risk models” in the “Risk management and control” section of our Annual Report 2018 for more information

Market risk

Market risk RWA decreased by USD 2.0 billion in the second quarter of 2019, primarily driven by reduction from regulatory add-ons, reflecting updates from the monthly risks-not-in-VaR assessment.

→   Refer to the “Risk management and control” section of this report and the 30 June 2019 Pillar 3 report, which will be available as of 27 August 2019 under “Pillar 3 disclosures” at www.ubs.com/investors, for more information

→   Refer to "Market risk" within the “Risk management and control” section of our Annual Report 2018 for more information

Capital management

Operational risk

Operational risk RWA were USD 80.3 billion as of 30 June 2019, unchanged from 31 March 2019.

→  Refer to “Operational risk” in the “Risk management and control” section of our Annual Report 2018 for information on the advanced measurement approach model

Risk-weighted assets by business division and Corporate Center
USD billion	Global Wealth Management	Personal & Corporate Banking	Asset Manage- ment	Investment Bank	Corporate Center	Total RWA
	30.6.19
Credit and counterparty credit risk[1]	32.8	55.7	1.8	51.1	7.7	149.1
Non-counterparty-related risk[2]	6.3	2.1	0.7	3.4	9.2	21.8
Market risk	0.9	0.0	0.0	8.1	1.9	11.0
Operational risk	37.2	8.0	2.1	23.3	9.7	80.3
Total	77.3	65.7	4.6	85.9	28.6	262.1

	31.3.19
Credit and counterparty credit risk[1]	32.6	54.2	2.0	55.5	8.5	152.7
Non-counterparty-related risk[2]	6.3	2.1	0.7	3.3	9.1	21.5
Market risk	0.8	0.0	0.0	10.5	1.7	13.0
Operational risk	37.2	8.0	2.1	23.3	9.7	80.3
Total	76.9	64.3	4.8	92.6	29.0	267.6

	30.6.19 vs 31.3.19
Credit and counterparty credit risk[1]	0.2	1.5	(0.2)	(4.4)	(0.8)	(3.6)
Non-counterparty-related risk[2]	0.0	0.0	0.0	0.1	0.1	0.3
Market risk	0.1	0.0	0.0	(2.4)	0.2	(2.0)
Operational risk	0.0	0.0	0.0	0.0	0.0	0.0
Total	0.4	1.4	(0.2)	(6.7)	(0.4)	(5.5)

1 Includes settlement risk, credit valuation adjustments, equity exposures in the banking book and securitization exposures in the banking book.    2 Non-counterparty-related risk includes deferred tax assets recognized for temporary differences (30 June 2019: USD 8.9 billion; 31 March 2019: USD 8.7 billion), property, equipment and software (30 June 2019: USD 12.7 billion; 31 March 2019: USD 12.6 billion) and other items (30 June 2019: USD 0.3 billion; 31 March 2019: USD 0.2 billion).

Leverage ratio denominator

Leverage ratio denominator (LRD) remained stable at USD 911 billion in the second quarter of 2019, as the increase from currency effects was substantially offset by the decrease in asset size and other movements.

Movement in leverage ratio denominator by key driver
USD billion	LRD as of 31.3.19	Currency effects	Asset size and other	LRD as of 30.6.19
On-balance sheet exposures (excluding derivative exposures and SFTs)[1]	671.1	5.7	0.8	677.6
Derivative exposures	95.0	0.3	(2.3)	93.0
Securities financing transactions	132.1	0.2	(3.7)	128.7
Off-balance sheet items	26.3	0.2	(1.0)	25.5
Deduction items	(13.6)	0.0	0.2	(13.5)
Total	911.0	6.4	(6.0)	911.4

1 Excludes positive replacement values, cash collateral receivables on derivative instruments, cash collateral on securities borrowed, reverse repurchase agreements, margin loans and prime brokerage receivables related to securities financing transactions, which are presented separately under Derivative exposures and Securities financing transactions in this table.

The LRD movements described below exclude currency effects.

Derivative exposures decreased by USD 2 billion, mainly as a result of client-driven reductions in cash collateral on derivative instruments within the Investment Bank’s Equities business, and lower notional amounts for exchange-traded options in Global Wealth Management, resulting in lower add-on exposures under the current exposure method.

Securities financing transactions (SFTs) decreased by USD 4 billion, primarily reflecting the net decrease in Corporate Center whereby lower sourcing requirements for non-cash collateral were partly offset by client-driven increase in other financial assets at fair value not held for trading.

→   Refer to the “Balance sheet, liquidity and funding management” section of this report for more information on balance sheet movements

Capital management

Leverage ratio denominator by business division and Corporate Center
USD billion	Global Wealth Management	Personal & Corporate Banking	Asset Management	Investment Bank	Corporate Center	Total
	30.6.19
Total IFRS assets	320.9	201.7	31.2	316.9	98.0	968.7
Difference in scope of consolidation[1]	(0.2)	0.0	(25.1)	(0.4)	0.1	(25.6)
Less: derivative exposures and SFTs[2]	(40.4)	(18.8)	(0.8)	(147.8)	(57.6)	(265.5)
On-balance sheet exposures	280.3	182.9	5.2	168.7	40.4	677.6
Derivative exposures	6.0	1.6	0.0	76.0	9.5	93.0
Securities financing transactions	37.6	17.7	0.8	48.6	23.9	128.7
Off-balance sheet items	4.4	12.7	0.0	7.4	0.9	25.5
Items deducted from Swiss SRB tier 1 capital	(5.2)	(0.3)	(1.4)	(0.3)	(6.3)	(13.5)
Total	323.2	214.6	4.7	300.4	68.5	911.4

	31.3.19
Total IFRS assets	322.3	199.0	31.0	295.3	109.0	956.6
Difference in scope of consolidation[1]	(0.2)	0.0	(24.6)	(0.4)	0.1	(25.1)
Less: derivative exposures and SFTs[2]	(42.1)	(18.7)	(0.9)	(137.9)	(60.7)	(260.4)
On-balance sheet exposures	280.0	180.3	5.5	157.0	48.3	671.1
Derivative exposures	7.5	1.4	0.0	76.8	9.3	95.0
Securities financing transactions	38.9	17.7	0.9	46.7	27.9	132.1
Off-balance sheet items	4.7	12.5	0.0	8.2	0.8	26.3
Items deducted from Swiss SRB tier 1 capital	(5.2)	(0.3)	(1.4)	(0.3)	(6.4)	(13.6)
Total	325.9	211.6	5.1	288.4	79.9	911.0

	30.6.19 vs 31.3.19
Total IFRS assets	(1.4)	2.8	0.1	21.7	(11.0)	12.1
Difference in scope of consolidation[1]	0.0	0.0	(0.6)	0.0	0.0	(0.6)
Less: derivative exposures and SFTs[2]	1.7	(0.1)	0.1	(9.9)	3.1	(5.1)
On-balance sheet exposures	0.3	2.7	(0.3)	11.8	(7.9)	6.5
Derivative exposures	(1.6)	0.2	0.0	(0.8)	0.2	(2.0)
Securities financing transactions	(1.2)	0.0	(0.1)	1.8	(3.9)	(3.5)
Off-balance sheet items	(0.3)	0.2	0.0	(0.8)	0.1	(0.8)
Items deducted from Swiss SRB tier 1 capital	0.0	0.0	0.0	0.0	0.2	0.1
Total	(2.8)	3.0	(0.4)	12.0	(11.4)	0.4

1 Represents the difference between the IFRS and the regulatory scope of consolidation, which is the applicable scope for the LRD calculation.    2 Consists of derivative financial instruments, cash collateral receivables on derivative instruments, receivables from securities financing transactions, and margin loans as well as prime brokerage receivables and financial assets at fair value not held for trading, both related to securities financing transactions, in accordance with the regulatory scope of consolidation, which are presented separately under Derivative exposures and Securities financing transactions.

Equity attribution and return on attributed equity

Under our equity attribution framework, tangible equity is attributed based on a weighting of 50% each for average risk weighted assets (RWA) and average leverage ratio denominator (LRD), which both include resource allocations from Corporate Center to the business divisions. Average RWA and LRD are converted to their common equity tier 1 (CET1) capital equivalents based on capital ratios of 12.5% and 3.75%, respectively. If the attributed tangible equity calculated under the weighted-driver approach is less than the CET1 capital equivalent of risk-based capital (RBC) for any business division, the CET1 capital equivalent of RBC is used as a floor for that business division.

Furthermore, we allocate to business divisions attributed equity that is related to certain CET1 deduction items, such as compensation-related components and the expected loss on advanced internal ratings-based portfolio less general provisions.

In addition to tangible equity, we allocate equity to our businesses to support goodwill and intangible assets.

We attribute all remaining Basel III capital deduction items to Corporate Center Group items. These deduction items include deferred tax assets (DTAs) recognized for tax loss carry-forwards and DTAs on temporary differences in excess of the threshold, which together constituted the largest component of Corporate Center Group items, dividend accruals and unrealized gains from cash flow hedges.

→   Refer to the “Capital management” section of our Annual Report 2018 for more information on the equity attribution framework

Attributed equity
	For the quarter ended			Year-to-date
USD billion	30.6.19	31.3.19	30.6.18	30.6.19	30.6.18

Average attributed equity
Global Wealth Management	16.6	16.4	16.2	16.5	16.3
Personal & Corporate Banking	8.3	8.3	7.9	8.3	7.9
Asset Management	1.8	1.8	1.8	1.8	1.8
Investment Bank	12.4	12.3	13.4	12.3	13.2
Corporate Center	14.3	14.5	13.1	14.4	13.5
of which: deferred tax assets[1]	7.2	7.3	7.2	7.2	7.3
of which: dividend accruals and others	4.2	4.1	3.1	4.2	3.2
of which: related to retained RWA and LRD[2]	2.8	3.1	2.9	3.0	3.0
Average equity attributed to business divisions and Corporate Center	53.4	53.3	52.4	53.4	52.8

1 Includes average attributed equity related to the Basel III capital deduction items for deferred tax assets (deferred tax assets recognized for tax loss carry-forwards and deferred tax assets on temporary differences, excess over threshold) as well as retained RWA and LRD related to deferred tax assets.    2 Excludes average attributed equity related to retained RWA and LRD related to deferred tax assets.

Return on attributed equity[1]
	For the quarter ended			Year-to-date
In %	30.6.19	31.3.19	30.6.18	30.6.19	30.6.18

Return on attributed equity[1]

Reported
Global Wealth Management	21.0	21.1	23.7	21.0	25.4
Personal & Corporate Banking	18.8	18.5	17.6	18.6	19.0
Asset Management	27.6	23.0	21.3	25.3	22.1
Investment Bank	13.8	6.8	16.0	10.3	16.8

Adjusted[2]
Global Wealth Management	21.3	21.3	24.8	21.3	25.9
Personal & Corporate Banking	18.9	18.7	18.1	18.8	18.6
Asset Management	29.8	24.3	26.9	27.1	25.1
Investment Bank	14.2	7.2	17.1	10.7	18.0
1 Return on attributed equity for Corporate Center is not shown, as it is not meaningful. 2 Adjusted results are non-GAAP financial measures as defined by SEC regulations.

Capital management

UBS shares

UBS Group AG shares are listed on the SIX Swiss Exchange (SIX). They are also listed on the New York Stock Exchange (NYSE) as global registered shares. Each share has a par value of CHF 0.10 per share.

Shares issued increased slightly in the second quarter of 2019, due to the issuance of shares out of conditional share capital upon exercise of employee share options.

Treasury shares totaled 199 million shares as of 30 June 2019, of which 72 million shares were acquired under our share repurchase program for cancellation purposes. The remaining shares are primarily held to hedge our share delivery obligations related to employee share-based compensation and participation plans and totaled 127 million shares as of 30 June 2019.

Treasury shares held increased by 53 million shares in the second quarter of 2019. This largely reflected the purchase of 32.5 million shares from the market to hedge future share delivery obligations related to employee share-based compensation awards as well as repurchases of 24.1 million shares under our share repurchase program. Since March 2018, when the share repurchase program was started, we have acquired 72.4 million shares for a total consideration of CHF 1,050 million (USD 1,059 million).

UBS Group AG share information
	As of or for the quarter ended			% change from
	30.6.19	31.3.19	30.6.18	31.3.19
Shares issued	3,859,055,395	3,858,959,179	3,854,589,552	0
Treasury shares	199,121,101	145,878,663	125,469,362	36
of which: related to share repurchase program	72,435,200	48,318,800	34,760,000	50
Shares outstanding	3,659,934,294	3,713,080,516	3,729,120,190	(1)
Basic earnings per share (USD)[1]	0.38	0.31	0.37	23
Diluted earnings per share (USD)[1]	0.37	0.30	0.36	23
Basic earnings per share (CHF)[2]	0.38	0.31	0.36	23
Diluted earnings per share (CHF)[2]	0.37	0.30	0.36	23
Equity attributable to shareholders (USD million)	53,180	53,667	51,210	(1)
Less: goodwill and intangible assets (USD million)	6,624	6,621	6,448	0
Tangible equity attributable to shareholders (USD million)	46,555	47,046	44,762	(1)
Total book value per share (USD)	14.53	14.45	13.73	1
Tangible book value per share (USD)	12.72	12.67	12.00	0
Share price (USD)[3]	11.88	12.12	15.46	(2)
Market capitalization (USD million)[4]	43,491	45,009	57,654	(3)

1 Refer to “Note 9 Earnings per share (EPS) and shares outstanding” in the “Consolidated financial statements” section of this report for more information.    2 Basic and diluted earnings per share in Swiss francs are calculated based on a translation of net profit / (loss) under our US dollar presentation currency. As a consequence of the restatement to a US dollar presentation currency, amounts may differ from those originally published in our quarterly and annual reports.    3 Represents the share price as listed on the SIX Swiss Exchange, translated to US dollars using the closing exchange rate as of the respective date.    4 Beginning with our Annual Report 2018, the calculation of market capitalization has been amended to reflect total shares outstanding multiplied by the share price at the end of the period. The calculation was previously based on total shares issued multiplied by the share price at the end of the period. Market capitalization has been reduced by USD 1.9 billion as of 30 June 2018 as a result.

Ticker symbols UBS Group AG

Trading exchange	SIX / NYSE	Bloomberg	Reuters
SIX Swiss Exchange	UBSG	UBSG SW	UBSG.S
New York Stock Exchange	UBS	UBS UN	UBS.N

Security identification codes
ISIN	CH0244767585
Valoren	24 476 758
CUSIP	CINS H42097 10 7

Consolidated financial statements

Unaudited

Table of contents

UBS Group AG interim consolidated financial statements (unaudited)

61	Income statement
62	Statement of comprehensive income
64	Balance sheet
66	Statement of changes in equity
68	Statement of cash flows

70	1 Basis of accounting
73	2 Segment reporting
74	3 Net interest income
75	4 Net fee and commission income
75	5 Other income
76	6 Personnel expenses
76	7 General and administrative expenses
76	8 Income taxes
77	9 Earnings per share (EPS) and shares outstanding
78	10 Expected credit loss measurement
81	11 Fair value measurement
91	12 Derivative instruments
92	13 Other assets and liabilities
94	14 Debt issued designated at fair value
94	15 Debt issued measured at amortized cost
95	16 Provisions and contingent liabilities
102	17 Guarantees, commitments and forward starting transactions
102	18 Currency translation rates

UBS AG interim consolidated financial information (unaudited)

103	Comparison between UBS Group AG consolidated and UBS AG consolidated

UBS Group AG interim consolidated financial statements (unaudited)

Income statement
		For the quarter ended			Year-to-date
USD million	Note	30.6.19	31.3.19	30.6.18	30.6.19	30.6.18
Interest income from financial instruments measured at amortized cost and fair value through other comprehensive income	3	2,749	2,669	2,496	5,419	4,882
Interest expense from financial instruments measured at amortized cost	3	(1,955)	(1,885)	(1,576)	(3,840)	(2,964)
Interest income from financial instruments measured at fair value through profit or loss	3	1,257	1,345	1,094	2,602	2,207
Interest expense from financial instruments measured at fair value through profit or loss	3	(1,025)	(1,006)	(809)	(2,032)	(1,485)
Net interest income	3	1,026	1,123	1,205	2,149	2,639
Other net income from financial instruments measured at fair value through profit or loss		1,939	1,935	2,001	3,874	3,974
Credit loss (expense) / recovery	10	(12)	(20)	(29)	(33)	(55)
Fee and commission income	4	4,907	4,541	4,845	9,448	10,022
Fee and commission expense	4	(434)	(409)	(421)	(842)	(855)
Net fee and commission income	4	4,474	4,132	4,423	8,606	9,168
Other income	5	105	49	44	154	86
Total operating income		7,532	7,218	7,644	14,750	15,812
Personnel expenses	6	4,153	4,043	4,102	8,196	8,357
General and administrative expenses	7	1,175	1,187	1,533	2,362	3,042
Depreciation and impairment of property, equipment and software		427	427	287	854	575
Amortization and impairment of intangible assets		18	16	16	33	33
Total operating expenses		5,773	5,672	5,938	11,445	12,007
Operating profit / (loss) before tax		1,759	1,546	1,706	3,305	3,806
Tax expense / (benefit)	8	366	407	322	773	855
Net profit / (loss)		1,393	1,139	1,384	2,532	2,951
Net profit / (loss) attributable to non-controlling interests		1	(2)	1	(1)	3
Net profit / (loss) attributable to shareholders		1,392	1,141	1,382	2,533	2,948

Earnings per share (USD)
Basic	9	0.38	0.31	0.37	0.69	0.79
Diluted	9	0.37	0.30	0.36	0.67	0.76

UBS Group AG interim consolidated financial statements (unaudited)

Statement of comprehensive income
	For the quarter ended			Year-to-date
USD million	30.6.19	31.3.19	30.6.18	30.6.19	30.6.18

Comprehensive income attributable to shareholders
Net profit / (loss)	1,392	1,141	1,382	2,533	2,948

Other comprehensive income that may be reclassified to the income statement
Foreign currency translation
Foreign currency translation movements related to net assets of foreign operations, before tax	302	(157)	(1,296)	145	(644)
Effective portion of changes in fair value of hedging instruments designated as net investment hedges, before tax	(122)	26	(53)	(96)	53
Foreign currency translation differences on foreign operations reclassified to the income statement	3	1	6	4	6
Effective portion of changes in fair value of hedging instruments designated as net investment hedges reclassified to the income statement	(13)	0	0	(13)	0
Income tax relating to foreign currency translations, including the impact of net investment hedges	(2)	1	0	0	0
Subtotal foreign currency translation, net of tax	168	(128)	(1,343)	40	(584)
Financial assets measured at fair value through other comprehensive income
Net unrealized gains / (losses), before tax	90	81	(19)	171	(99)
Impairment charges reclassified to the income statement from equity	0	0	0	0	0
Realized gains reclassified to the income statement from equity	(2)	(1)	0	(3)	0
Realized losses reclassified to the income statement from equity	1	0	0	1	0
Income tax relating to net unrealized gains / (losses)	(24)	(17)	5	(41)	29
Subtotal financial assets measured at fair value through other comprehensive income, net of tax	65	62	(14)	128	(71)
Cash flow hedges of interest rate risk
Effective portion of changes in fair value of derivative instruments designated as cash flow hedges, before tax	987	588	(126)	1,575	(602)
Net (gains) / losses reclassified to the income statement from equity	(24)	(21)	(71)	(45)	(205)
Income tax relating to cash flow hedges	(191)	(107)	36	(298)	159
Subtotal cash flow hedges, net of tax	773	459	(160)	1,232	(648)
Total other comprehensive income that may be reclassified to the income statement, net of tax	1,006	393	(1,517)	1,399	(1,303)

Other comprehensive income that will not be reclassified to the income statement
Defined benefit plans
Gains / (losses) on defined benefit plans, before tax	14	(163)	242	(148)	88
Income tax relating to defined benefit plans	(7)	(16)	4	(23)	51
Subtotal defined benefit plans, net of tax	8	(179)	247	(171)	139
Own credit on financial liabilities designated at fair value
Gains / (losses) from own credit on financial liabilities designated at fair value, before tax	72	(326)	250	(254)	430
Income tax relating to own credit on financial liabilities designated at fair value	0	8	0	8	(2)
Subtotal own credit on financial liabilities designated at fair value, net of tax	72	(318)	250	(246)	428
Total other comprehensive income that will not be reclassified to the income statement, net of tax	80	(497)	497	(417)	568

Total other comprehensive income	1,086	(104)	(1,020)	982	(735)
Total comprehensive income attributable to shareholders	2,478	1,037	362	3,515	2,213

Statement of comprehensive income (continued)
	For the quarter ended			Year-to-date
USD million	30.6.19	31.3.19	30.6.18	30.6.19	30.6.18

Comprehensive income attributable to non-controlling interests
Net profit / (loss)	1	(2)	1	(1)	3

Other comprehensive income that will not be reclassified to the income statement
Foreign currency translation movements, before tax	(6)	4	(5)	(2)	(3)
Income tax relating to foreign currency translation movements	0	0	0	0	0
Subtotal foreign currency translation, net of tax	(6)	4	(5)	(2)	(3)
Total other comprehensive income that will not be reclassified to the income statement, net of tax	(6)	4	(5)	(2)	(3)
Total comprehensive income attributable to non-controlling interests	(5)	2	(3)	(3)	0

Total comprehensive income
Net profit / (loss)	1,393	1,139	1,384	2,532	2,951
Other comprehensive income	1,080	(100)	(1,025)	980	(738)
of which: other comprehensive income that may be reclassified to the income statement	1,006	393	(1,517)	1,399	(1,303)
of which: other comprehensive income that will not be reclassified to the income statement	74	(493)	492	(419)	565
Total comprehensive income	2,473	1,039	359	3,512	2,213

UBS Group AG interim consolidated financial statements (unaudited)

Balance sheet
USD million	Note	30.6.19	31.3.19	31.12.18

Assets
Cash and balances at central banks		101,457	110,618	108,370
Loans and advances to banks		12,916	17,013	16,868
Receivables from securities financing transactions		92,919	100,222	95,349
Cash collateral receivables on derivative instruments	12	23,774	25,164	23,602
Loans and advances to customers	10	322,655	318,623	320,352
Other financial assets measured at amortized cost	13	22,158	22,433	22,563
Total financial assets measured at amortized cost		575,878	594,074	587,104
Financial assets at fair value held for trading	11	120,173	109,586	104,370
of which: assets pledged as collateral that may be sold or repledged by counterparties		36,010	33,828	32,121
Derivative financial instruments	11, 12	121,686	111,160	126,210
Brokerage receivables	11	16,915	16,275	16,840
Financial assets at fair value not held for trading	11	89,569	81,267	82,690
Total financial assets measured at fair value through profit or loss		348,343	318,288	330,110
Financial assets measured at fair value through other comprehensive income	11	7,422	7,168	6,667
Investments in associates		1,049	1,095	1,099
Property, equipment and software		12,694	12,612	9,348
Goodwill and intangible assets		6,624	6,621	6,647
Deferred tax assets		9,571	9,828	10,105
Other non-financial assets	13	7,146	6,893	7,410
Total assets		968,728	956,579	958,489

Balance sheet (continued)
USD million	Note	30.6.19	31.3.19	31.12.18

Liabilities
Amounts due to banks		9,494	9,083	10,962
Payables from securities financing transactions		6,798	5,246	10,296
Cash collateral payables on derivative instruments	12	31,448	30,319	28,906
Customer deposits		433,017	425,943	419,838
Debt issued measured at amortized cost	15	120,805	128,105	132,271
Other financial liabilities measured at amortized cost	13	10,520	10,416	6,885
Total financial liabilities measured at amortized cost		612,082	609,111	609,158
Financial liabilities at fair value held for trading	11	32,261	34,259	28,943
Derivative financial instruments	11, 12	121,087	110,807	125,723
Brokerage payables designated at fair value	11	36,929	39,326	38,420
Debt issued designated at fair value	11, 14	67,984	66,919	57,031
Other financial liabilities designated at fair value	11, 13	34,407	32,394	33,594
Total financial liabilities measured at fair value through profit or loss		292,668	283,705	283,711
Provisions	16	3,011	3,197	3,494
Other non-financial liabilities	13	7,617	6,726	9,022
Total liabilities		915,378	902,739	905,386

Equity
Share capital		338	338	338
Share premium		17,802	20,135	20,843
Treasury shares		(2,843)	(2,210)	(2,631)
Retained earnings		32,548	31,085	30,448
Other comprehensive income recognized directly in equity, net of tax		5,335	4,320	3,930
Equity attributable to shareholders		53,180	53,667	52,928
Equity attributable to non-controlling interests		170	173	176
Total equity		53,350	53,840	53,103
Total liabilities and equity		968,728	956,579	958,489

UBS Group AG interim consolidated financial statements (unaudited)

Statement of changes in equity
USD million	Share capital	Share premium	Treasury shares	Retained earnings
Balance as of 1 January 2018	338	23,598	(2,210)	25,389
Issuance of share capital	0
Acquisition of treasury shares			(949)
Delivery of treasury shares under share-based compensation plans		(953)	1,038
Other disposal of treasury shares			27
Premium on shares issued and warrants exercised		12
Share-based compensation expensed in the income statement		378
Tax (expense) / benefit		14
Dividends		(2,440)[2]
Translation effects recognized directly in retained earnings				(24)
New consolidations / (deconsolidations) and other increases / (decreases)		(9)
Total comprehensive income for the period				3,516
of which: net profit / (loss)				2,948
of which: other comprehensive income (OCI) that may be reclassified to the income statement, net of tax
of which: OCI that will not be reclassified to the income statement, net of tax – defined benefit plans				139
of which: OCI that will not be reclassified to the income statement, net of tax – own credit				428
of which: OCI that will not be reclassified to the income statement, net of tax – foreign currency translation
Balance as of 30 June 2018	338	20,601	(2,094)	28,881

Balance as of 1 January 2019 before the adoption of IFRIC 23	338	20,843	(2,631)	30,448
Effect of adoption of IFRIC 23[3]				(11)
Balance as of 1 January 2019 after the adoption of IFRIC 23	338	20,843	(2,631)	30,437
Issuance of share capital	0
Acquisition of treasury shares			(1,180)
Delivery of treasury shares under share-based compensation plans		(853)	912
Other disposal of treasury shares		(2)	57
Premium on shares issued and warrants exercised		29
Share-based compensation expensed in the income statement		342
Tax (expense) / benefit		13
Dividends		(2,544)[2]
Equity classified as obligation to purchase own shares		(18)
Translation effects recognized directly in retained earnings				(5)
New consolidations / (deconsolidations) and other increases / (decreases)		(7)
Total comprehensive income for the period				2,116
of which: net profit / (loss)				2,533
of which: other comprehensive income (OCI) that may be reclassified to the income statement, net of tax
of which: OCI that will not be reclassified to the income statement, net of tax – defined benefit plans				(171)
of which: OCI that will not be reclassified to the income statement, net of tax – own credit				(246)
of which: OCI that will not be reclassified to the income statement, net of tax – foreign currency translation
Balance as of 30 June 2019	338	17,802	(2,843)	32,548

1 Excludes defined benefit plans and own credit that are recorded directly in Retained earnings.    2 Reflects the payment of an ordinary cash dividend of CHF 0.70 (2018: CHF 0.65) per dividend-bearing share out of the capital contribution reserve.    3 Refer to “Note 1d International Financial Reporting Standards and Interpretations to be adopted in 2019 and later and other changes” in the “Consolidated financial statements” section of the Annual Report 2018 for more information on IFRIC 23, Uncertainty over Income Tax Treatments, which UBS adopted from 1 January 2019.

Other comprehensive income recognized directly in equity, net of tax[1]	of which: foreign currency translation	of which: financial assets measured at fair value through OCI	of which: cash flow hedges	Total equity attributable to shareholders	Non-controlling interests	Total equity
4,764	4,466	(61)	360	51,879	59	51,938
				0		0
				(949)		(949)
				85		85
				27		27
				12		12
				378		378
				14		14
				(2,440)	(6)	(2,446)
24		3	22	0		0
				(9)	8	(1)
(1,303)	(584)	(71)	(648)	2,213	0	2,213
				2,948	3	2,951
(1,303)	(584)	(71)	(648)	(1,303)		(1,303)
				139		139
				428		428
				0	(3)	(3)
3,486	3,881	(129)	(267)	51,210	61	51,271

3,930	3,924	(103)	109	52,928	176	53,103
				(11)		(11)
3,930	3,924	(103)	109	52,917	176	53,092
				0		0
				(1,180)		(1,180)
				59		59
				55		55
				29		29
				342		342
				13		13
				(2,544)	(6)	(2,550)
				(18)		(18)
5			5	0		0
				(7)	3	(5)
1,399	40	128	1,232	3,515	(3)	3,512
				2,533	(1)	2,532
1,399	40	128	1,232	1,399		1,399
				(171)		(171)
				(246)		(246)
				0	(2)	(2)
5,335	3,964	25	1,346	53,180	170	53,350

UBS Group AG interim consolidated financial statements (unaudited)

Statement of cash flows
	Year-to-date
USD million	30.6.19	30.6.18

Cash flow from / (used in) operating activities
Net profit / (loss)	2,532	2,951
Non-cash items included in net profit and other adjustments:
Depreciation and impairment of property, equipment and software	854	575
Amortization and impairment of intangible assets	33	33
Credit loss expense / (recovery)	33	55
Share of net profits of associates / joint ventures and impairment of associates	(25)	(31)
Deferred tax expense / (benefit)	394	442
Net loss / (gain) from investing activities	11	(44)
Net loss / (gain) from financing activities	5,998	1,124
Other net adjustments	(466)	(1,294)
Net change in operating assets and liabilities:
Loans and advances to banks / amounts due to banks	(1,158)	2,779
Securities financing transactions	(840)	7,116
Cash collateral on derivative instruments	2,396	139
Loans and advances to customers	(750)	(7,020)
Customer deposits	10,734	(1,762)
Financial assets and liabilities at fair value held for trading and derivative financial instruments	(9,009)	2,364
Brokerage receivables and payables	(1,564)	8,754
Financial assets at fair value not held for trading, other financial assets and liabilities	(6,721)	1,561
Provisions, other non-financial assets and liabilities	(375)	(900)
Income taxes paid, net of refunds	(429)	(359)
Net cash flow from / (used in) operating activities	1,649	16,482

Cash flow from / (used in) investing activities
Purchase of subsidiaries, associates and intangible assets	(5)	(5)
Disposal of subsidiaries, associates and intangible assets[1]	100	58
Purchase of property, equipment and software	(782)	(845)
Disposal of property, equipment and software	8	32
Purchase of financial assets measured at fair value through other comprehensive income	(1,757)	(862)
Disposal and redemption of financial assets measured at fair value through other comprehensive income	1,160	701
Net (purchase) / redemption of debt securities measured at amortized cost	653	(2,469)
Net cash flow from / (used in) investing activities	(623)	(3,390)

Table continues on the next page.

Statement of cash flows (continued)

Table continued from previous page.
	Year-to-date
USD million	30.6.19	30.6.18

Cash flow from / (used in) financing activities
Net short-term debt issued / (repaid)	(14,248)	(5,966)
Net movements in treasury shares and own equity derivative activity	(1,044)	(854)
Distributions paid on UBS shares	(2,544)	(2,440)
Issuance of long-term debt, including debt issued designated at fair value	31,471	40,494
Repayment of long-term debt, including debt issued designated at fair value	(25,931)	(26,838)
Net changes in non-controlling interests and preferred notes	(6)	16
Net cash flow from / (used in) financing activities	(12,301)	4,412

Total cash flow
Cash and cash equivalents at the beginning of the period	126,079	104,834
Net cash flow from / (used in) operating, investing and financing activities	(11,275)	17,504
Effects of exchange rate differences on cash and cash equivalents	613	(2,058)
Cash and cash equivalents at the end of the period[2]	115,417	120,280
of which: cash and balances at central banks	101,341	103,048
of which: loans and advances to banks	12,108	14,414
of which: money market paper[3]	1,968	2,818

Additional information
Net cash flow from / (used in) operating activities includes:
Interest received in cash	7,792	6,916
Interest paid in cash	6,039	4,499
Dividends on equity investments, investment funds and associates received in cash[4]	1,243	1,227

1 Includes dividends received from associates.    2 USD 3,161 million and USD 4,078 million of cash and cash equivalents (mainly reflected in Loans and advances to banks) were restricted as of 30 June 2019 and 30 June 2018, respectively. Refer to “Note 26 Restricted and transferred financial assets” in the “Consolidated financial statements” section of the Annual Report 2018 for more information.    3 Money market paper is included in the balance sheet under Financial assets at fair value held for trading, Financial assets measured at fair value through other comprehensive income, Financial assets at fair value not held for trading and Other financial assets measured at amortized cost.    4 Includes dividends received from associates reported within Net cash flow from / (used in) investing activities.

Notes to the UBS Group AG interim consolidated financial statements (unaudited)

Notes to the UBS Group AG interim
consolidated financial statements (unaudited)

Note 1 Basis of accounting

Basis of preparation

The consolidated financial statements (the financial statements) of UBS Group AG and its subsidiaries (together “UBS” or “the Group”) are prepared in accordance with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB), and are presented in US dollars (USD), which is also the functional currency of UBS Group AG, UBS AG’s Head Office, UBS AG’s London Branch and UBS’s US-based operations. These interim financial statements are prepared in accordance with IAS 34, Interim Financial Reporting.

In preparing these interim financial statements, the same accounting policies and methods of computation have been applied as in the UBS Group AG consolidated annual financial statements for the period ended 31 December 2018, except for the changes described in this note. These interim financial statements are unaudited and should be read in conjunction with UBS Group AG’s audited consolidated financial statements included in the Annual Report 2018. In the opinion of management, all necessary adjustments were made for a fair presentation of the Group’s financial position, results of operations and cash flows.

Preparation of these interim financial statements requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, income, expenses and disclosures of contingent assets and liabilities. These estimates and assumptions are based on the best available information. Actual results in the future could differ from such estimates and such differences may be material to the financial statements. Revisions to estimates, based on regular reviews, are recognized in the period in which they occur. For more information on areas of estimation uncertainty that are considered to require critical judgment, refer to “Note 1a Significant accounting policies” in the “Consolidated financial statements” section of the Annual Report 2018.

Adoption of IFRS 16, Leases

Application and transition effect

Effective from 1 January 2019, UBS adopted IFRS 16, Leases, which replaced IAS 17, Leases, and sets out the principles for the recognition, measurement, presentation and disclosure of leases.

IFRS 16 introduces a single lessee accounting model and fundamentally changes how UBS accounts for operating leases when acting as a lessee, with a requirement to record a right-of-use asset and lease liability on the balance sheet. UBS is a lessee in a number of leases, primarily of real estate, including offices, retail branches and sales offices, with a smaller number of IT hardware leases. As permitted by the transitional provisions of IFRS 16, UBS elected to apply the modified retrospective approach and has not restated comparative figures. Overall, adoption of IFRS 16 resulted in a USD 3.5 billion increase in both total assets and total liabilities in UBS’s consolidated financial statements. There was no effect on equity.

→   Refer to the tables on the next page for more information

UBS applied the following practical expedients that are permitted on transition to IFRS 16 where UBS is the lessee in a lease previously classified as an operating lease:

–   to not reassess whether or not a contract contained a lease;

–   to rely on previous assessments of whether such contracts were considered onerous;

–   to rely on previous sale-and-leaseback assessments;

–   to adjust lease terms with the benefit of hindsight with respect to whether extension or termination options are reasonably certain of being exercised;

–   to discount lease liabilities using the Group’s incremental borrowing rate in each currency as at 1 January 2019;

–   to initially measure the right-of-use asset at an amount equal to the lease liability for leases previously classified as operating leases, adjusted for existing lease balances such as rent prepayments, rent accruals, lease incentives and onerous lease provisions, but excluding initial direct costs; and

–   to not apply IFRS 16 to leases whose remaining term will end within 12 months from the transition date.

Note 1 Basis of accounting (continued)

The measurement of leases previously classified as finance leases, where UBS acts as lessee, has not changed on transition to IFRS 16. Similarly UBS has made no adjustments where UBS acts as lessor, in either a finance or operating lease, of physical assets it owns. Where UBS acts as an intermediate lessor, i.e., where UBS enters into a head lease and subleases the asset to a third party, the sublease has been classified as either a finance or operating lease based primarily on whether the sublease term consumes the majority of the remaining useful life of the right-of-use asset arising from the head lease as at the transition date.

The following table reconciles the obligations in respect of operating leases as at 31 December 2018 to the opening lease liabilities recognized on 1 January 2019:

Reconciliation between operating lease commitments disclosed under IAS 17 and lease liabilities recognized under IFRS 16
USD million
Total undiscounted operating lease commitments as of 31 December 2018	4,688
Leases with a remaining term of less than one year as of 1 January 2019	(18)
Excluded service components	(296)
Reassessment of lease term for extension or termination options	403
Total undiscounted lease payments	4,777
Discounted at a weighted average incremental borrowing rate of 3.07%	(744)
IFRS 16 transition adjustment	4,033
Finance lease liabilities as of 31 December 2018	24
Carrying amount of total lease liabilities as of 1 January 2019	4,057

The following table provides details on the determination of right-of-use assets on transition:

Determination of right-of-use (RoU) assets on transition
USD million	Carrying amount
Recognition of gross RoU assets upon adoption of IFRS16 (IFRS 16 transition adjustment)	4,033
Offset by liabilities recognized as of 31 December 2018	(521)
of which: other non-financial liabilities (lease incentives)	(204)
of which: other financial liabilities measured at amortized cost (rent accruals)	(185)
of which: provisions (onerous lease provisions)	(132)
Increase in total assets resulting from the adoption of IFRS 16 on 1 January 2019[1]	3,512
Reclassification of assets recognized as of 31 December 2018 as an addition to RoU assets	43
of which: other financial assets measured at amortized cost (finance lease assets recognized under IAS 17 as of 31 December 2018)	24
of which: other non-financial assets (prepaid rent)	19
Reclassification of finance lease receivables from subleases to other financial assets measured at amortized cost resulting in a reduction of RoU assets	(176)
Total right-of-use assets as of 1 January 2019 presented within Property, equipment and software	3,378
1 Total liabilities increased by the same amount upon adoption of IFRS 16.

Lease liabilities are presented within Other financial liabilities measured at amortized cost and right-of-use assets within Property, equipment and software. Finance lease receivables are included within Other financial assets measured at amortized cost. Due to the practical expedients taken on transition, there was no effect on equity. The weighted average lease term at 1 January 2019 was approximately 9 years.

During the second quarter the depreciation charge for right-of-use assets presented within Depreciation and impairment of property, equipment and software was USD 119 million (first quarter of 2019: USD 118 million). The interest charge on lease liabilities presented within Interest expense from financial instruments measured at amortized cost was USD 31 million (first quarter of 2019: USD 32 million) and other rent expenses (including non-lease components paid to landlords) presented within General and administrative expenses were USD 12 million (first quarter of 2019: USD 16 million). This compares with a total rent expense presented in General and administrative expenses of USD 149 million and USD 152 million for the quarters ended 30 June 2018 and 31 March 2018, respectively.

Notes to the UBS Group AG interim consolidated financial statements (unaudited)

Note 1 Basis of accounting (continued)

Update to significant accounting policy – Leasing (disclosed in Note 1a item 15 Leasing in the financial statements 2018)

UBS predominantly enters into lease contracts, or contracts that include lease components, as a lessee of real estate, including offices, retail branches and sales offices, with a small number of IT hardware leases. UBS identifies non-lease components of a contract and accounts for them separately from lease components.

When UBS is lessee in a lease arrangement, UBS recognizes a lease liability and corresponding right-of-use (RoU) asset at the commencement of the lease term when UBS acquires control of the physical use of the asset. Lease liabilities are presented within Other financial liabilities measured at amortized cost and RoU assets within Property, equipment and software. The lease liability is measured based on the present value of the lease payments over the lease term, discounted using UBS’s unsecured borrowing rate given the rate implicit in a lease is generally not observable to the lessee. Interest expense on the lease liability is presented within Interest expense from financial instruments measured at amortized cost. The RoU asset is recorded at an amount equal to the lease liability but is adjusted for rent prepayments, initial direct costs, any costs to refurbish the leased asset or lease incentives received. The RoU asset is depreciated over the shorter of the lease term or the useful life of the underlying asset, with the depreciation presented within Depreciation and impairment of property, equipment and software.

Lease payments generally include fixed payments and variable payments that depend on an index (such as an inflation index). When the lease contains an extension or termination option that the Group considers reasonably certain to be exercised, the expected rental payments or costs of termination are included within the lease payments used to generate the lease liability. UBS does not typically enter into leases with purchase options or residual value guarantees.

Where UBS acts as lessor or sublessor under a finance lease, a receivable is recognized in Other financial assets measured at amortized cost at an amount equal to the present value of the aggregate of the lease payments plus any unguaranteed residual value that UBS expects to recover at the end of the lease term. Initial direct costs are also included in the initial measurement of the lease receivable. Lease payments received during the lease term are allocated as repayments of the outstanding receivable. Interest income reflects a constant periodic rate of return on UBS’s net investment using the interest rate implicit in the lease (or, for subleases, the rate for the head lease). UBS reviews the estimated unguaranteed residual value annually, and if the estimated residual value to be realized is less than the amount assumed at lease inception, a loss is recognized for the expected shortfall. Where UBS acts as a lessor or sublessor in an operating lease, UBS recognizes the operating lease income on a straight-line basis over the lease term.

Lease receivables are subject to impairment requirements as set out in point g. in “Note 1a item 3 Financial instruments.” Expected credit losses (ECL) on lease receivables are determined following the general impairment model within IFRS 9, Financial Instruments, without utilizing the simplified approach of always measuring impairment at the amount of lifetime ECL.

Other changes to accounting policies

Changes in Corporate Center segment reporting, cost and resource allocation to business divisions

Effective from 1 January 2019, UBS made changes to Corporate Center segment reporting, as well as cost and resource allocation to business divisions.

→   Refer to “Note 2 Segment reporting” for more information

Presentation of dividend income and expense from financial instruments measured at fair value through profit or loss

Effective from 1 January 2019, UBS refined the presentation of dividend income and expense. This resulted in a reclassification of dividends from Interest income (expense) from financial instruments measured at fair value through profit or loss into Other  net income from financial instruments measured at fair value through profit or loss (prior to 1 January 2019: Other net income from fair value changes on financial instruments). The change aligns the presentation of dividends with related fair value changes from the equity instruments and economic hedges removing volatility that has historically arisen within both Net interest income and Other net income from fair value changes on financial instruments. There is no effect on Total operating income or Net profit / (loss). Prior periods have been restated for this presentational change and the effect on the respective reporting lines is outlined in the table below.

Refer to “Note 1d International Financial Reporting Standards and Interpretations to be adopted in 2019 and later and other changes” in the “Consolidated financial statements” section of the Annual Report 2018 for further details on standards adopted by UBS from 1 January 2019, none of which had a material effect on the Group’s financial statements.

Changes to the presentation of dividend income and expense from financial instruments measured at fair value through profit or loss
	For the quarter ended				Year-to-date
USD million	31.3.18	30.6.18	30.9.18	31.12.18	31.12.18
Interest income from financial instruments measured at fair value through profit or loss	(572)	(636)	(699)	(401)	(2,308)
Interest expense from financial instruments measured at fair value through profit or loss	160	846	175	151	1,331
Net interest income	(412)	210	(524)	(250)	(976)
Other net income from financial instruments measured at fair value through profit or loss	412	(210)	524	250	976

Note 2   Segment reporting

Overview and changes in Corporate Center segment reporting

UBS’s businesses are organized globally into four business divisions: Global Wealth Management, Personal & Corporate Banking, Asset Management and the Investment Bank. All four business divisions are supported by Corporate Center and qualify as reportable segments for the purpose of segment reporting. Together with Corporate Center they reflect the management structure of the Group.

→   Refer to “Note 1a Significant accounting policies item 2” and “Note 2 Segment reporting” in the “Consolidated financial statements” section of the Annual Report 2018 for more information on the Group’s reporting segments

As a consequence of a substantial reduction in the size and resource consumption of the Non-core and Legacy Portfolio and following the changes to UBS’s methodology for allocating funding costs and expenses from Corporate Center – Services and Corporate Center – Group Asset and Liability Management to the business divisions, beginning with the first quarter 2019 report, UBS provides results for total Corporate Center only and does not separately report Corporate Center – Services, Group Asset and Liability Management and Non-core and Legacy Portfolio.

Changes in Corporate Center cost and resource allocation to business divisions

In order to further align Group and divisional performance, UBS has adjusted its methodology for the allocation of Corporate
Center funding costs and expenses to the business divisions. At the same time, it has updated its funds transfer pricing framework to better reflect the sources and usage of funding. Prior-period information for the six months ended 30 June 2018 has been restated, resulting in a decrease in Operating profit / (loss) before tax for Global Wealth Management of USD 184 million, for Personal & Corporate Banking of USD 62 million, for Asset Management of USD 13 million and for the Investment Bank of USD 91 million, with a corresponding increase for Corporate Center of USD 350 million.

Additionally, UBS has increased the allocation of balance sheet resources from Corporate Center to the business divisions, predominantly from high-quality liquid assets and certain other assets centrally managed on behalf of the business divisions. Prior-period information for the fourth quarter of 2018 has been restated, resulting in an increase of Total assets in Global Wealth Management of USD 114 billion, in Personal & Corporate Banking of USD 62 billion, in Asset Management of USD 4 billion and in the Investment Bank of USD 44 billion, with a corresponding decrease of assets in Corporate Center of USD 223 billion.

These changes had no effect on the reported results or financial position of the Group.

Upon adoption of IFRS 16, Leases, as of 1 January 2019, UBS additionally allocated approximately USD 3.5 billion of newly recognized right-of-use assets and finance lease receivables to the business divisions.

USD million	Global Wealth Management	Personal & Corporate Banking	Asset Management	Investment Bank	Corporate Center	UBS

For the six months ended 30 June 2019[1]
Net interest income	1,975	994	(13)	(403)	(403)	2,149
Non-interest income	6,090	920	934	4,264	425	12,633
Income	8,064	1,914	921	3,860	23	14,783
Credit loss (expense) / recovery	(4)	1	0	(24)	(6)	(33)
Total operating income	8,061	1,915	921	3,836	17	14,750
Personnel expenses	3,805	444	364	1,499	2,083	8,196
General and administrative expenses	520	105	92	284	1,361	2,362
Services (to) / from CC and other BDs	1,967	582	237	1,412	(4,198)	0
of which: services from Corporate Center	1,886	640	259	1,438	(4,223)	0
Depreciation and impairment of property, equipment and software	3	7	0	4	840	854
Amortization and impairment of intangible assets	28	0	0	4	2	33
Total operating expenses	6,323	1,139	693	3,202	88	11,445
Operating profit / (loss) before tax	1,737	777	228	634	(71)	3,305
Tax expense / (benefit)						773
Net profit / (loss)						2,532

As of 30 June 2019
Total assets	320,912	201,735	31,172	316,922	97,986	968,728

Notes to the UBS Group AG interim consolidated financial statements (unaudited)

Note 2   Segment reporting (continued)

USD million	Global Wealth Management	Personal & Corporate Banking	Asset Management	Investment Bank	Corporate Center	UBS

For the six months ended 30 June 2018[1]
Net interest income[2]	2,062	1,017	(15)	(120)	(305)	2,639
Non-interest income[2]	6,507	929	942	4,718	131	13,228
Income	8,570	1,946	927	4,598	(174)	15,867
Credit loss (expense) / recovery	3	(36)	0	(21)	0	(55)
Total operating income	8,572	1,911	927	4,577	(174)	15,812
Personnel expenses	3,898	411	368	1,731	1,949	8,357
General and administrative expenses	610	119	100	297	1,916	3,042
Services (to) / from CC and other BDs	1,973	620	255	1,428	(4,276)	0
of which: services from Corporate Center	1,910	676	278	1,448	(4,312)	0
Depreciation and impairment of property, equipment and software	2	7	1	4	561	575
Amortization and impairment of intangible assets	26	0	1	5	1	33
Total operating expenses	6,509	1,156	725	3,465	151	12,007
Operating profit / (loss) before tax	2,064	754	202	1,111	(325)	3,806
Tax expense / (benefit)						855
Net profit / (loss)						2,951

As of 31 December 2018
Total assets	313,737	200,703	28,140	302,253	113,656	958,489

1 Prior year comparative figures in this table have been restated for the changes in Corporate Center cost and resource allocation to the business divisions effective 1 January 2019.    2 Effective from the first quarter of 2019, UBS refined the presentation of dividend income and expense, reclassifying dividends from financial instruments measured at fair value through profit or loss from Net interest income to Non-interest income. Prior-period information was restated accordingly, with virtually all of the effect on the Group arising from the Investment Bank. Refer to Note 1 for more information.

Note 3  Net interest income1

	For the quarter ended			Year-to-date
USD million	30.6.19	31.3.19	30.6.18	30.6.19	30.6.18
Net interest income from financial instruments measured at amortized cost and fair value through other comprehensive income
Interest income from loans and deposits[2]	2,065	2,024	1,949	4,088	3,816
Interest income from securities financing transactions[3]	545	498	397	1,044	702
Interest income from other financial instruments measured at amortized cost	83	96	37	179	68
Interest income from debt instruments measured at fair value through other comprehensive income	27	26	36	52	73
Interest income from derivative instruments designated as cash flow hedges	29	26	77	55	222
Total interest income from financial instruments measured at amortized cost and fair value through other comprehensive income	2,749	2,669	2,496	5,419	4,882
Interest expense on loans and deposits[4]	737	666	456	1,404	834
Interest expense on securities financing transactions[5]	324	288	316	612	569
Interest expense on debt issued	863	899	804	1,761	1,562
Interest expense on lease liabilities[6]	31	32		63	0
Total interest expense from financial instruments measured at amortized cost	1,955	1,885	1,576	3,840	2,964
Total net interest income from financial instruments measured at amortized cost and fair value through other comprehensive income	794	785	920	1,579	1,917
Net interest income from financial instruments measured at fair value through profit or loss
Net interest income from financial instruments at fair value held for trading	325	434	227	759	505
Net interest income from brokerage balances	43	77	158	120	337
Interest income from financial instruments at fair value not held for trading	575	522	422	1,096	772
Other interest income	42	46	44	88	117
Interest expense on financial instruments designated at fair value	(753)	(740)	(566)	(1,492)	(1,010)
Total net interest income from financial instruments measured at fair value through profit or loss	232	339	285	571	722
Total net interest income	1,026	1,123	1,205	2,149	2,639

1 Effective from the first quarter of 2019, UBS refined the presentation of dividend income and expense, reclassifying dividends from Interest income (expense) from financial instruments measured at fair value through profit or loss into Other net income from financial instruments measured at fair value through profit or loss. Prior-period information was restated accordingly. Refer to Note 1 for more information.    2 Consists of interest income from cash and balances at central banks, loans and advances to banks, and negative interest on amounts due to banks and customer deposits.    3 Includes interest income on receivables from securities financing transactions and negative interest, including fees, on payables from securities financing transactions.    4 Consists of interest expense on amounts due to banks and customer deposits, and negative interest on cash and balances at central banks, loans and advances to banks.    5 Includes interest expense on payables from securities financing transactions and negative interest, including fees, on receivables from securities financing transactions.    6 Relates to lease liabilities recognized upon adoption of IFRS 16 on 1 January 2019. Refer to Note 1 for more information.

Note 4  Net fee and commission income

	For the quarter ended			Year-to-date
USD million	30.6.19	31.3.19	30.6.18	30.6.19	30.6.18
Fee and commission income
Underwriting fees	224	155	185	379	423
of which: equity underwriting fees	118	48	89	166	215
of which: debt underwriting fees	105	107	96	212	208
M&A and corporate finance fees	296	117	180	413	385
Brokerage fees	826	828	886	1,654	1,913
Investment fund fees	1,196	1,177	1,226	2,373	2,505
Portfolio management and related services	1,915	1,804	1,922	3,719	3,871
Other	451	459	446	911	925
Total fee and commission income[1]	4,907	4,541	4,845	9,448	10,022
of which: recurring	3,136	2,998	3,195	6,134	6,451
of which: transaction-based	1,749	1,516	1,628	3,264	3,530
of which: performance-based	23	27	22	50	41
Fee and commission expense
Brokerage fees paid	88	79	76	168	166
Other	345	329	345	675	689
Total fee and commission expense	434	409	421	842	855
Net fee and commission income	4,474	4,132	4,423	8,606	9,168
of which: net brokerage fees	738	748	811	1,486	1,747

1 Reflects third-party fee and commission income for the second quarter of 2019 of USD 2,946 million for Global Wealth Management (first quarter of 2019: USD 2,817 million; second quarter of 2018: USD 2,987 million), USD 327 million for Personal & Corporate Banking (first quarter of 2019: USD 324 million; second quarter of 2018: USD 335 million), USD 647 million for Asset Management (first quarter of 2019: USD 619 million; second quarter of 2018: USD 639 million), USD 962 million for the Investment Bank (first quarter of 2019: USD 758 million; second quarter of 2018: USD 864 million) and USD 25 million for Corporate Center (first quarter of 2019: USD 22 million; second quarter of 2018: USD 21 million).

Note 5  Other income

	For the quarter ended			Year-to-date
USD million	30.6.19	31.3.19	30.6.18	30.6.19	30.6.18
Associates, joint ventures and subsidiaries
Net gains / (losses) from acquisitions and disposals of subsidiaries[1]	10	1	(1)	11	(1)
Net gains / (losses) from disposals of investments in associates	0	4	0	4	0
Share of net profits of associates and joint ventures	10	15	15	25	31
Impairments related to associates	(1)	0	0	(1)	0
Total	20	19	14	39	30
Net gains / (losses) from disposals of financial assets measured at fair value through other comprehensive income	1	1	0	2	0
Net gains / (losses) from disposals of financial assets measured at amortized cost	0	0	(1)	0	0
Income from properties[2]	7	7	6	13	13
Net gains / (losses) from disposals of properties held for sale	7	0	0	7	0
Other	70	22	24	92	43
Total other income	105	49	44	154	86
1 Includes foreign exchange gains / (losses) reclassified from other comprehensive income related to disposed foreign subsidiaries and branches. 2 Includes rent received from third parties.

Notes to the UBS Group AG interim consolidated financial statements (unaudited)

Note 6  Personnel expenses

	For the quarter ended			Year-to-date
USD million	30.6.19	31.3.19	30.6.18	30.6.19	30.6.18
Salaries and variable compensation	2,523	2,420	2,456	4,943	5,197
Financial advisor compensation[1]	1,005	960	1,007	1,965	2,040
Contractors	96	96	129	192	251
Social security	195	213	197	408	439
Pension and other post-employment benefit plans	194	224	170	418	135[2]
Other personnel expenses	140	128	144	269	294
Total personnel expenses	4,153	4,043	4,102	8,196	8,357

1 Financial advisor compensation consists of grid-based compensation based directly on compensable revenues generated by financial advisors and supplemental compensation calculated on the basis of financial advisor productivity, firm tenure, assets and other variables. It also includes expenses related to compensation commitments with financial advisors entered into at the time of recruitment that are subject to vesting requirements.    2 Changes to the Pension Fund of UBS in Switzerland in the first quarter of 2018 resulted in a reduction in the pension obligation recognized by UBS. As a consequence, a pre-tax gain of USD 241 million was recognized in the income statement in the first quarter of 2018, with no overall effect on total equity. Refer to “Note 29 Pension and other post-employment benefit plans” in the “Consolidated financial statements” section of our Annual Report 2018 for more information.

Note 7  General and administrative expenses

	For the quarter ended			Year-to-date
USD million	30.6.19	31.3.19	30.6.18	30.6.19	30.6.18
Occupancy	91	97	224	188	456
Rent and maintenance of IT and other equipment	168	185	150	353	309
Communication and market data services	157	156	156	312	317
Administration	103	123	72	226	216
of which: UK and German bank levy	(32)	15	(26)	(17)	(26)
Marketing and public relations	72	65	85	138	170
Travel and entertainment	100	90	113	190	211
Professional fees	193	176	240	370	485
Outsourcing of IT and other services	259	271	351	530	711
Litigation, regulatory and similar matters[1]	4	(8)	132	(4)	121
Other	28	32	11	60	46
Total general and administrative expenses	1,175	1,187	1,533	2,362	3,042

1 Reflects the net increase in / (release of) provisions for litigation, regulatory and similar matters recognized in the income statement. Refer to Note 16 for more information. Also includes recoveries from third parties (second quarter of 2019: USD 1 million; first quarter of 2019: USD 7 million; second quarter of 2018: USD 10 million).

Note 8   Income taxes

We recognized income tax expenses of USD 366 million for the second quarter of 2019, compared with USD 322 million for the second quarter of 2018.

Current tax expenses were USD 209 million, compared with USD 198 million, and related to taxable profits of UBS Switzerland AG and other entities.

Deferred tax expenses were USD 157 million, compared with USD 124 million. Deferred tax expenses in the second quarter of 2019 include expenses of USD 222 million, which reflect the amortization of deferred tax assets (DTAs) previously recognized in relation to tax losses carried forward and deductible temporary differences to reflect their offset against profits for the quarter, including the amortization of US tax loss DTAs at the level of UBS Americas Inc. Deferred tax expenses were decreased by a benefit of USD 130 million in respect of additional DTA recognition that resulted from the contribution of real estate assets by UBS AG to UBS Americas Inc. during the second quarter of 2019. The additional DTA recognition related to the elections that were made in the fourth quarter of 2018 to capitalize certain historic real estate costs. This amount represents one half of the expected full year benefit and, therefore, further amounts of USD 65 million will be recognized in each of the third and fourth quarters in accordance with the requirements of IAS 34, Interim Financial Reporting.

Note 9  Earnings per share (EPS) and shares outstanding

	As of or for the quarter ended			As of or year-to-date
	30.6.19	31.3.19	30.6.18	30.6.19	30.6.18

Basic earnings (USD million)
Net profit / (loss) attributable to shareholders	1,392	1,141	1,382	2,533	2,948

Diluted earnings (USD million)
Net profit / (loss) attributable to shareholders	1,392	1,141	1,382	2,533	2,948
Less: (profit) / loss on own equity derivative contracts	0	0	(1)	0	(2)
Net profit / (loss) attributable to shareholders for diluted EPS	1,392	1,141	1,381	2,533	2,946

Weighted average shares outstanding
Weighted average shares outstanding for basic EPS[1]	3,694,660,679	3,694,398,974	3,750,246,679	3,694,529,827	3,739,474,111
Effect of dilutive potential shares resulting from notional shares, in-the-money options and warrants outstanding	95,817,338	106,745,967	99,757,026	101,297,249	114,179,416
Weighted average shares outstanding for diluted EPS	3,790,478,017	3,801,144,941	3,850,003,705	3,795,827,076	3,853,653,527

Earnings per share (USD)
Basic	0.38	0.31	0.37	0.69	0.79
Diluted	0.37	0.30	0.36	0.67	0.76

Shares outstanding
Shares issued	3,859,055,395	3,858,959,179	3,854,589,552
Treasury shares	199,121,101	145,878,663	125,469,362
Shares outstanding	3,659,934,294	3,713,080,516	3,729,120,190

1 The weighted average shares outstanding for basic EPS are calculated by taking the number of shares at the beginning of the period, adjusted by the number of shares acquired or issued during the period, multiplied by a time-weighted factor for the period outstanding. As a result, balances are affected by the timing of acquisitions and issuances during the period.

The table below outlines the potential shares that could dilute basic earnings per share in the future, but were not dilutive for the periods presented.

Number of shares	30.6.19	31.3.19	30.6.18	30.6.19	30.6.18

Potentially dilutive instruments
Employee share-based compensation awards	2,311,369	3,516,195	6,592,571	2,311,369	6,592,571
Other equity derivative contracts	24,952,461	22,528,782	11,499,172	24,927,741	10,774,521
Total	27,263,830	26,044,977	18,091,743	27,239,110	17,367,092

Notes to the UBS Group AG interim consolidated financial statements (unaudited)

Note 10  Expected credit loss measurement

a) Expected credit losses in the period

Total net credit loss expenses were USD 12 million in the second quarter of 2019, reflecting recoveries of USD 23 million in expected credit losses (ECL) from stage 1 and 2 positions and losses of USD 35 million from credit-impaired (stage 3) positions.

The recoveries of USD 23 million in stage 1 and 2 ECL during the quarter were primarily the result of updates to macroeconomic and market data in Personal & Corporate Banking, Global Wealth Management and the Investment Bank.

Stage 3 net losses of USD 35 million were recognized, primarily across a number of defaulted positions in Personal & Corporate Banking (USD 13 million) and Global Wealth Management (USD 12 million).

No changes, with material effect on ECL, were made to the models used to calculate ECL and to determine stage allocation during the second quarter of 2019.

UBS uses four different economic scenarios in the ECL calculation: an upside, a baseline, a mild downside and a severe downside scenario. The scenario weights were reviewed and remain unchanged from those applied as of 31 March 2019. During the quarter, the baseline scenario shocks were updated, alongside current macroeconomic and market data across all scenarios.

→   Refer to “Note 1a Significant accounting policies item g” and “Note 23 Expected credit loss measurement” in the “Consolidated financial statements” section of the Annual Report 2018 for more information

b) ECL-relevant balance sheet and off-balance sheet positions including ECL allowances and provisions

The tables on the following pages provide information on financial instruments and certain non-financial instruments that are subject to ECL. For amortized cost instruments, the carrying amount represents the maximum exposure to credit risk, taking into account the allowance for credit losses. Financial assets measured at fair value through other comprehensive income (FVOCI) are also subject to ECL; however, unlike amortized cost instruments, the allowance for credit losses for FVOCI instruments does not reduce the carrying value of these financial assets. Rather, the carrying value of financial assets measured at FVOCI represents the maximum exposure to credit risk.

In addition to on-balance sheet financial assets, certain off-balance sheet and other credit lines are also subject to ECL. The maximum exposure to credit risk for off-balance sheet financial instruments is calculated based on notional amounts.

Note 10   Expected credit loss measurement (continued)

USD million	30.6.19
	Carrying amount[1]				ECL allowance
Financial instruments measured at amortized cost	Total	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3
Cash and balances at central banks	101,457	101,457	0	0	0	0	0	0
Loans and advances to banks	12,916	12,896	19	0	(5)	(2)	0	(3)
Receivables from securities financing transactions	92,919	92,919	0	0	(2)	(2)	0	0
Cash collateral receivables on derivative instruments	23,774	23,774	0	0	0	0	0	0
Loans and advances to customers	322,655	302,788	18,262	1,605	(755)	(78)	(130)	(546)
of which: Private clients with mortgages	129,715	120,461	8,467	787	(120)	(15)	(67)	(38)
of which: Real estate financing	37,605	30,501	7,089	14	(45)	(4)	(36)	(5)
of which: Large corporate clients	11,000	10,483	448	69	(110)	(14)	(4)	(91)
of which: SME clients	11,861	9,866	1,348	647	(277)	(18)	(9)	(249)
of which: Lombard	110,903	110,874	0	29	(23)	(3)	0	(20)
of which: Credit cards	1,561	1,231	311	19	(32)	(7)	(13)	(12)
of which: Commodity trade finance	3,387	2,930	442	15	(84)	(5)	(1)	(78)
Other financial assets measured at amortized cost	22,158	21,502	212	445	(145)	(36)	(4)	(105)
of which: Loans to financial advisors	3,075	2,951	63	61	(110)	(32)	(2)	(76)
Total financial assets measured at amortized cost	575,878	555,335	18,493	2,050	(907)	(119)	(134)	(654)
Financial assets measured at fair value through other comprehensive income	7,422	7,422	0	0	0	0	0	0
Total on-balance sheet financial assets in scope of ECL requirements	583,300	562,757	18,493	2,050	(907)	(119)	(134)	(654)

	Total exposure				ECL provision
Off-balance sheet (in scope of ECL)	Total	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3
Guarantees	16,810	16,202	413	195	(40)	(6)	(1)	(33)
of which: Large corporate clients	3,573	3,352	98	123	(3)	(1)	0	(1)
of which: SME clients	1,192	970	153	69	(30)	0	0	(29)
of which: Financial intermediaries and hedge funds	6,825	6,796	29	0	(3)	(3)	0	0
of which: Lombard	642	642	0	0	(1)	0	0	(1)
of which: Commodity trade finance	1,740	1,615	122	3	(2)	(1)	0	(1)
Irrevocable loan commitments	27,463	26,885	563	14	(40)	(33)	(7)	0
of which: Large corporate clients	18,944	18,453	489	2	(34)	(29)	(6)	0
Forward starting reverse repurchase and securities borrowing agreements	2,259	2,259	0	0	0	0	0	0
Committed unconditionally revocable credit lines	29,480	28,334	1,078	68	(40)	(19)	(21)	0
of which: Real estate financing	2,893	2,488	405	0	(21)	(4)	(17)	0
of which: Large corporate clients	4,409	4,340	52	17	(1)	(1)	0	0
of which: SME clients	4,427	4,135	243	48	(9)	(7)	(1)	0
of which: Lombard	4,254	4,254	0	0	0	0	0	0
of which: Credit cards	7,755	7,447	308	0	(6)	(4)	(2)	0
Irrevocable committed prolongation of existing loans	3,668	3,667	0	0	(3)	(3)	0	0
Total off-balance sheet financial instruments and other credit lines	79,679	77,348	2,055	277	(122)	(60)	(29)	(33)
Total allowances and provisions					(1,030)	(180)	(163)	(687)
1 The carrying amount of financial assets measured at amortized cost represents the total gross exposure net of the respective ECL allowances.

Notes to the UBS Group AG interim consolidated financial statements (unaudited)

Note 10   Expected credit loss measurement (continued)

USD million	31.3.19
	Carrying amount[1]				ECL allowance
Financial instruments measured at amortized cost	Total	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3
Cash and balances at central banks	110,618	110,618	0	0	0	0	0	0
Loans and advances to banks	17,013	16,963	50	0	(5)	(2)	0	(3)
Receivables from securities financing transactions	100,222	100,222	0	0	(2)	(2)	0	0
Cash collateral receivables on derivative instruments	25,164	25,164	0	0	0	0	0	0
Loans and advances to customers	318,623	297,539	19,465	1,619	(760)	(74)	(142)	(545)
of which: Private clients with mortgages	126,412	116,432	9,217	763	(129)	(16)	(77)	(36)
of which: Real estate financing	36,670	28,945	7,687	39	(61)	(5)	(38)	(18)
of which: Large corporate clients	12,070	11,525	468	77	(109)	(12)	(5)	(91)
of which: SME clients	9,775	8,163	996	616	(262)	(14)	(8)	(240)
of which: Lombard	110,142	110,117	0	24	(20)	(3)	0	(17)
of which: Credit cards	1,446	1,136	294	16	(31)	(7)	(13)	(11)
of which: Commodity trade finance	2,867	2,427	422	19	(81)	(4)	0	(76)
Other financial assets measured at amortized cost	22,433	21,650	292	491	(150)	(40)	(6)	(104)
of which: Loans to financial advisors	3,158	2,942	107	109	(108)	(31)	(3)	(74)
Total financial assets measured at amortized cost	594,074	572,157	19,807	2,110	(917)	(118)	(148)	(651)
Financial assets measured at fair value through other comprehensive income	7,168	7,168	0	0	0	0	0	0
Total on-balance sheet financial assets in scope of ECL requirements	601,242	579,325	19,807	2,110	(917)	(118)	(148)	(651)

	Total exposure				ECL provision
Off-balance sheet (in scope of ECL)	Total	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3
Guarantees	17,434	16,713	506	215	(48)	(6)	(2)	(40)
of which: Large corporate clients	3,505	3,247	118	140	(7)	(1)	(1)	(5)
of which: SME clients	1,205	948	188	69	(30)	0	0	(29)
of which: Financial intermediaries and hedge funds	6,995	6,959	36	0	(3)	(3)	0	0
of which: Lombard	666	666	0	0	0	0	0	0
of which: Commodity trade finance	1,936	1,774	156	6	(1)	(1)	0	0
Irrevocable loan commitments	27,919	27,321	583	15	(44)	(36)	(8)	0
of which: Large corporate clients	19,051	18,660	389	1	(38)	(32)	(7)	0
Forward starting reverse repurchase and securities borrowing agreements	2,058	2,058	0	0	0	0	0	0
Committed unconditionally revocable credit lines	33,379	31,895	1,392	92	(39)	(19)	(20)	0
of which: Real estate financing	2,636	2,239	397	0	(19)	(3)	(17)	0
of which: Large corporate clients	4,124	4,055	52	16	(1)	(1)	0	0
of which: SME clients	4,331	4,006	264	62	(7)	(6)	(1)	0
of which: Lombard	4,537	4,537	0	0	0	0	0	0
of which: Credit cards	7,587	7,281	306	0	(6)	(4)	(2)	0
Irrevocable committed prolongation of existing loans	3,450	3,393	52	5	(4)	(2)	(2)	0
Total off-balance sheet financial instruments and other credit lines	84,241	81,381	2,533	328	(134)	(64)	(31)	(40)
Total allowances and provisions					(1,052)	(182)	(179)	(691)
1 The carrying amount of financial assets measured at amortized cost represents the total gross exposure net of the respective ECL allowances.

Note 10   Expected credit loss measurement (continued)

USD million	31.12.18
	Carrying amount[1]				ECL allowance
Financial instruments measured at amortized cost	Total	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3
Cash and balances at central banks	108,370	108,370	0	0	0	0	0	0
Loans and advances to banks	16,868	16,666	202	0	(7)	(4)	(1)	(3)
Receivables from securities financing transactions	95,349	95,349	0	0	(2)	(2)	0	0
Cash collateral receivables on derivative instruments	23,602	23,602	0	0	0	0	0	0
Loans and advances to customers	320,352	298,248	20,357	1,748	(772)	(69)	(155)	(549)
of which: Private clients with mortgages	126,335	115,679	9,859	796	(138)	(16)	(83)	(39)
of which: Real estate financing	36,474	28,578	7,858	38	(59)	(3)	(40)	(16)
of which: Large corporate clients	11,390	10,845	457	88	(95)	(9)	(4)	(82)
of which: SME clients	9,924	8,029	1,263	632	(281)	(13)	(12)	(256)
of which: Lombard	111,722	111,707	0	14	(21)	(4)	0	(17)
of which: Credit cards	1,529	1,216	297	16	(30)	(6)	(13)	(11)
of which: Commodity trade finance	3,260	2,798	445	16	(86)	(5)	(3)	(78)
Other financial assets measured at amortized cost	22,563	21,862	223	478	(155)	(43)	(4)	(109)
of which: Loans to financial advisors	3,291	3,104	62	125	(113)	(34)	(2)	(77)
Total financial assets measured at amortized cost	587,104	564,096	20,782	2,226	(937)	(117)	(159)	(660)
Financial assets measured at fair value through other comprehensive income	6,667	6,667	0	0	0	0	0	0
Total on-balance sheet financial assets in scope of ECL requirements	593,770	570,763	20,782	2,226	(937)	(117)	(159)	(660)

	Total exposure				ECL provision
Off-balance sheet (in scope of ECL)	Total	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3
Guarantees	18,146	17,321	611	215	(43)	(7)	(2)	(34)
of which: Large corporate clients	3,862	3,599	136	127	(8)	(1)	(1)	(6)
of which: SME clients	1,298	1,057	164	77	(26)	0	0	(25)
of which: Financial intermediaries and hedge funds	7,193	7,125	67	0	(4)	(3)	0	0
of which: Lombard	834	834	0	0	0	0	0	0
of which: Commodity trade finance	2,097	1,851	236	11	(1)	(1)	0	0
Irrevocable loan commitments	31,212	30,590	568	53	(37)	(32)	(5)	0
of which: Large corporate clients	22,019	21,492	519	7	(31)	(26)	(4)	0
Forward starting reverse repurchase and securities borrowing agreements	937	937	0	0	0	0	0	0
Committed unconditionally revocable credit lines	36,634	35,121	1,420	93	(36)	(19)	(16)	0
of which: Real estate financing	2,562	2,150	401	11	(17)	(4)	(12)	0
of which: Large corporate clients	4,260	4,152	91	17	(2)	(1)	0	0
of which: SME clients	4,505	4,163	285	57	(7)	(6)	(1)	0
of which: Lombard	7,402	7,402	0	0	0	(1)	0	0
of which: Credit cards	7,343	7,035	309	0	(6)	(4)	(2)	0
Irrevocable committed prolongation of existing loans	3,339	2,861	456	22	(1)	(1)	0	0
Total off-balance sheet financial instruments and other credit lines	90,268	86,830	3,055	383	(116)	(59)	(23)	(34)
Total allowances and provisions					(1,054)	(176)	(183)	(695)
1 The carrying amount of financial assets measured at amortized cost represents the total gross exposure net of the respective ECL allowances.

Note 11  Fair value measurement

This Note provides fair value measurement information for both financial and non-financial instruments and should be read in conjunction with “Note 24 Fair value measurement” in the “Consolidated financial statements” section of the Annual Report 2018, which provides more information on valuation principles, valuation governance, fair value hierarchy classification, valuation adjustments, valuation techniques and inputs, sensitivity of fair value measurements, and methods applied to calculate fair values for financial instruments not measured at fair value.

All financial and non-financial assets and liabilities measured or disclosed at fair value are categorized into one of three fair value hierarchy levels. In certain cases, the inputs used to measure fair value may fall within different levels of the fair value hierarchy. For disclosure purposes, the level in the hierarchy within which the instrument is classified in its entirety is based on the lowest level input that is significant to the position’s fair value measurement:

–   Level 1: quoted prices (unadjusted) in active markets for identical assets and liabilities;

–   Level 2: valuation techniques for which all significant inputs are, or are based on, observable market data; or

–   Level 3: valuation techniques for which significant inputs are not based on observable market data.

Notes to the UBS Group AG interim consolidated financial statements (unaudited)

Note 11   Fair value measurement (continued)

a) Fair value hierarchy

The fair value hierarchy classification of financial and non-financial assets and liabilities measured at fair value is summarized in the table below.

Determination of fair values from quoted market prices or valuation techniques[1]
	30.6.19				31.3.19				31.12.18
USD million	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total

Financial assets measured at fair value on a recurring basis

Financial assets at fair value held for trading	105,661	12,887	1,625	120,173	94,777	12,490	2,319	109,586	88,452	13,956	1,962	104,370
of which:
Government bills / bonds	11,966	1,564	71	13,601	11,866	1,671	0	13,537	9,554	1,607	0	11,161
Corporate and municipal bonds	538	6,578	481	7,597	483	6,130	417	7,030	558	5,559	651	6,768
Loans	0	1,968	695	2,663	0	1,701	1,451	3,152	0	2,886	680	3,566
Investment fund units	7,895	1,578	153	9,625	7,308	1,445	247	9,000	6,074	3,200	442	9,716
Asset-backed securities	1	464	138	603	1	313	138	451	0	248	144	392
Equity instruments	85,260	736	88	86,084	75,119	1,231	54	76,404	72,266	455	46	72,768

Derivative financial instruments	449	119,690	1,546	121,686	715	109,052	1,394	111,160	753	124,033	1,424	126,210
of which:
Interest rate contracts	0	43,867	576	44,443	0	39,708	431	40,139	0	36,658	418	37,076
Credit derivative contracts	0	1,734	515	2,248	0	1,617	529	2,146	0	1,444	476	1,920
Foreign exchange contracts	166	47,961	16	48,143	346	43,915	22	44,283	311	53,148	30	53,489
Equity / index contracts	6	23,178	437	23,620	7	22,523	406	22,937	3	30,905	496	31,404
Commodity contracts	2	2,870	0	2,872	0	1,185	0	1,185	0	1,768	2	1,769

Brokerage receivables	0	16,915	0	16,915	0	16,275	0	16,275	0	16,840	0	16,840

Financial assets at fair value not held for trading	43,131	42,540	3,898	89,569	41,707	35,825	3,735	81,267	40,204	38,073	4,413	82,690
of which:
Government bills / bonds	17,470	4,127	0	21,597	16,729	4,270	0	20,998	17,687	4,806	0	22,493
Corporate and municipal bonds	752	17,066	0	17,818	779	15,534	0	16,313	781	16,455	0	17,236
Financial assets for unit-linked investment contracts[2]	24,699	8	0	24,707	23,957	6	0	23,963	21,440	5	0	21,446
Loans	0	10,132	1,268	11,400	0	8,547	1,084	9,631	0	6,380	1,752	8,132
Securities financing transactions	0	10,107	146	10,252	0	6,927	25	6,952	0	9,899	39	9,937
Auction rate securities	0	0	1,551	1,551	0	0	1,636	1,636	0	0	1,664	1,664
Investment fund units	122	504	112	738	168	447	113	728	173	428	109	710
Equity instruments	89	25	476	590	75	60	542	677	123	62	517	702
Other	0	572	344	916	0	35	335	370	0	38	331	369

Financial assets measured at fair value through other comprehensive income on a recurring basis

Financial assets measured at fair value through other comprehensive income	2,357	5,065	0	7,422	2,219	4,949	0	7,168	2,319	4,347	0	6,667
of which:
Government bills / bonds	2,308	13	0	2,321	2,173	13	0	2,186	2,171	69	0	2,239
Corporate and municipal bonds	48	447	0	495	47	456	0	503	149	348	0	497
Asset-backed securities	0	4,605	0	4,605	0	4,480	0	4,480	0	3,931	0	3,931

Non-financial assets measured at fair value on a recurring basis

Precious metals and other physical commodities	3,920	0	0	3,920	3,816	0	0	3,816	4,298	0	0	4,298

Non-financial assets measured at fair value on a non-recurring basis

Other non-financial assets[3]	0	70	29	98	0	57	1	58	0	82	0	82
Total assets measured at fair value	155,518	197,168	7,098	359,783	143,234	178,647	7,448	329,329	136,026	197,310	7,800	341,156

Note 11  Fair value measurement (continued)

Determination of fair values from quoted market prices or valuation techniques (continued)[1]
	30.6.19				31.3.19				31.12.18
USD million	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total

Financial liabilities measured at fair value on a recurring basis

Financial liabilities at fair value held for trading	26,787	5,365	109	32,261	28,642	5,519	98	34,259	24,406	4,468	69	28,943
of which:
Government bills / bonds	2,955	577	0	3,531	3,944	464	0	4,408	2,423	416	0	2,839
Corporate and municipal bonds	21	4,003	40	4,063	64	3,986	63	4,113	126	3,377	27	3,530
Investment fund units	533	178	1	711	480	436	0	916	551	137	0	689
Equity instruments	23,278	583	69	23,930	24,154	627	35	24,816	21,306	537	42	21,886

Derivative financial instruments	493	118,707	1,888	121,087	758	107,903	2,146	110,807	580	122,933	2,210	125,723
of which:
Interest rate contracts	0	39,334	191	39,525	6	35,203	211	35,419	7	32,511	226	32,743
Credit derivative contracts	0	2,742	570	3,312	0	2,628	579	3,207	0	2,203	519	2,722
Foreign exchange contracts	180	48,620	92	48,893	315	44,363	84	44,762	322	52,964	86	53,372
Equity / index contracts	5	25,328	1,032	26,365	6	24,662	1,270	25,939	1	33,669	1,371	35,041
Commodity contracts	3	2,601	1	2,605	0	988	1	989	0	1,487	0	1,487

Financial liabilities designated at fair value on a recurring basis

Brokerage payables designated at fair value	0	36,929	0	36,929	0	39,326	0	39,326	0	38,420	0	38,420

Debt issued designated at fair value	0	56,581	11,404	67,984	0	54,543	12,376	66,919	0	46,074	10,957	57,031

Other financial liabilities designated at fair value	0	33,708	700	34,407	0	31,716	678	32,394	0	32,569	1,025	33,594
of which:
Financial liabilities related to unit-linked investment contracts	0	25,087	0	25,087	0	24,317	0	24,317	0	21,679	0	21,679
Securities financing transactions	0	7,436	0	7,436	0	6,190	0	6,190	0	9,461	0	9,461
Over-the-counter debt instruments	0	1,183	645	1,828	0	1,205	676	1,882	0	1,427	1,023	2,450
Total liabilities measured at fair value	27,279	251,288	14,100	292,668	29,400	239,007	15,298	283,705	24,986	244,465	14,260	283,711

1 Bifurcated embedded derivatives are presented on the same balance sheet lines as their host contracts and are not included in this table. The fair value of these derivatives was not material for the periods presented.    2 Fair value hierarchy information for Financial assets for unit-linked investment contracts in the comparative periods have been restated, resulting in an increase in Level 1 assets of USD 4,908 million as of 31 March 2019 and of USD 4,746 million as of 31 December 2018, with a corresponding decrease in Level 2 assets.    3 Other non-financial assets primarily consist of properties and other non-current assets held for sale, which are measured at the lower of their net carrying amount or fair value less costs to sell.

Notes to the UBS Group AG interim consolidated financial statements (unaudited)

Note 11  Fair value measurement (continued)

b) Valuation adjustments

Deferred day-1 profit or loss reserves

The table below summarizes the changes in deferred day-1 profit or loss reserves during the relevant period.

Deferred day-1 profit or loss is generally released into Other net income from financial instruments measured at fair value through profit or loss when pricing of equivalent products or the underlying parameters become observable or when the transaction is closed out.

Deferred day-1 profit or loss reserves
	For the quarter ended			Year-to-date
USD million	30.6.19	31.3.19	30.6.18	30.6.19	30.6.18
Reserve balance at the beginning of the period	161	255	479	255	338
Profit / (loss) deferred on new transactions	58	33	53	90	250
(Profit) / loss recognized in the income statement	(60)	(126)	(252)	(187)	(308)
Foreign currency translation	0	(1)	(4)	(1)	(3)
Reserve balance at the end of the period	158	161	276	158	276

c) Transfers between Level 1 and Level 2

The amounts disclosed in this section reflect transfers between Level 1 and Level 2 for instruments that were held for the entire reporting period.

Assets totaling approximately USD 1.4 billion, which mainly consisted of investment fund units presented in the line Financial assets at fair value held for trading on the balance sheet, were transferred from Level 2 to Level 1 during the first six months of 2019, generally due to increased levels of trading activity observed within the market for these instruments. Liabilities transferred from Level 2 to Level 1 during the first six months of 2019 were not material. Assets and liabilities transferred from Level 1 to Level 2 during the first six months of 2019 were also not material.

Note 11  Fair value measurement (continued)

d) Level 3 instruments: valuation techniques and inputs

The table below presents material Level 3 assets and liabilities together with the valuation techniques used to measure fair value, the significant inputs used in the valuation technique that are considered unobservable and a range of values for those unobservable inputs.

The range of values represents the highest- and lowest-level input used in the valuation techniques. Therefore, the range does not reflect the level of uncertainty regarding a particular input, but rather the different underlying characteristics of the relevant assets and liabilities. The ranges will therefore vary from period to period and parameter to parameter based on characteristics of the instruments held at each balance sheet date. Furthermore, the ranges and weighted averages of unobservable inputs may differ across other financial institutions due to the diversity of the products in each firm’s inventory.

The significant unobservable inputs disclosed in the table below are consistent with those included in “Note 24 Fair value measurement” in the “Consolidated financial statements” section of the Annual Report 2018. A description of the potential effect that a change in each unobservable input in isolation may have on a fair value measurement, including information to facilitate an understanding of factors that give rise to the input ranges shown, is also provided in “Note 24 Fair value measurement” in the “Consolidated financial statements” section of the Annual Report 2018.

Valuation techniques and inputs used in the fair value measurement of Level 3 assets and liabilities
	Fair value					Significant unobservable input(s)[1]	Range of inputs
	Assets		Liabilities		Valuation technique(s)		30.6.19			31.12.18
USD billion	30.6.19	31.12.18	30.6.19	31.12.18			low	high	weighted average[2]	low	high	weighted average[2]	unit[1]
Financial assets and liabilities at fair value held for trading and Financial assets at fair value not held for trading
Corporate and municipal bonds	0.5	0.7	0.0	0.0	Relative value to market comparable	Bond price equivalent	0	135	97	0	134	89	points
Traded loans, loans designated at fair value, loan commitments and guarantees	2.2	2.7	0.0	0.0	Relative value to market comparable	Loan price equivalent	0	101	99	0	100	99	points
					Discounted expected cash flows	Credit spread	301	700		301	513		basis points
					Market comparable and securitization model	Discount margin	1	14	2	1	14	2%
Auction rate securities	1.6	1.7			Relative value to market comparable	Bond price equivalent	79	99	89	79	99	89	points
Investment fund units[3]	0.3	0.6	0.0	0.0	Relative value to market comparable	Net asset value
Equity instruments[3]	0.6	0.6	0.1	0.0	Relative value to market comparable	Price
Debt issued designated at fair value[4]			11.4	11.0
Other financial liabilities designated at fair value[4]			0.7	1.0
Derivative financial instruments
Interest rate contracts	0.6	0.4	0.2	0.2	Option model	Volatility of interest rates	18	67		50	81		basis points
Credit derivative contracts	0.5	0.5	0.6	0.5	Discounted expected cash flows	Credit spreads	3	571		4	545		basis points
						Bond price equivalent	3	100		3	99		points
Equity / index contracts	0.4	0.5	1.0	1.4	Option model	Equity dividend yields	0	11		0	12%
						Volatility of equity stocks, equity and other indices	4	85		4	93%
						Equity-to-FX correlation	(45)	64		(39)	67%
						Equity-to-equity correlation	(17)	97		(50)	97%

1 The ranges of significant unobservable inputs are represented in points, percentages and basis points. Points are a percentage of par (e.g., 100 points would be 100% of par).    2 Weighted averages are provided for non-derivative financial instruments and were calculated by weighting inputs based on the fair values of the respective instruments. Weighted averages are not provided for inputs related to derivative contracts as this would not be meaningful.    3 The range of inputs is not disclosed as there is a dispersion of values given the diverse nature of the investments.    4 Valuation techniques, significant unobservable inputs and the respective input ranges for Debt issued designated at fair value and Other financial liabilities designated at fair value, which mainly include over-the-counter debt instruments, are the same as the equivalent derivative or structured financing instruments presented elsewhere in this table.

Notes to the UBS Group AG interim consolidated financial statements (unaudited)

Note 11  Fair value measurement (continued)

e) Level 3 instruments: sensitivity to changes in unobservable input assumptions

The table below summarizes those financial assets and liabilities classified as Level 3 for which a change in one or more of the unobservable inputs to reflect reasonably possible alternative assumptions would change fair value significantly, and the estimated effect thereof.

The table shown presents the favorable and unfavorable effects for each class of financial assets and liabilities for which the potential change in fair value is considered significant. The sensitivity of fair value measurements for debt issued designated at fair value and over-the-counter debt instruments designated at fair value is reported with the equivalent derivative or structured financing instrument within the table below.

The sensitivity data shown below presents an estimation of valuation uncertainty based on reasonably possible alternative values for Level 3 inputs at the balance sheet date and does not represent the estimated effect of stress scenarios. Typically, these financial assets and liabilities are sensitive to a combination of inputs from Levels 1–3. Although well-defined interdependencies may exist between Levels 1–2 and Level 3 parameters (e.g., between interest rates, which are generally Level 1 or Level 2, and prepayments, which are generally Level 3), these have not been incorporated in the table. Furthermore, direct interrelationships between the Level 3 parameters are not a significant element of the valuation uncertainty.

Sensitivity of fair value measurements to changes in unobservable input assumptions
	30.6.19		31.3.19		31.12.18
USD million	Favorable changes	Unfavorable changes	Favorable changes	Unfavorable changes	Favorable changes	Unfavorable changes
Traded loans, loans designated at fair value, loan commitments and guarantees	88	(18)	92	(20)	99	(44)
Securities financing transactions	33	(20)	32	(18)	17	(11)
Auction rate securities	78	(78)	80	(80)	81	(81)
Asset-backed securities	39	(43)	32	(28)	27	(23)
Equity instruments	148	(87)	176	(77)	155	(94)
Interest rate derivative contracts, net	10	(25)	6	(26)	8	(39)
Credit derivative contracts, net	32	(36)	32	(37)	33	(37)
Foreign exchange derivative contracts, net	12	(8)	11	(6)	10	(5)
Equity / index derivative contracts, net	168	(180)	188	(217)	213	(225)
Other	22	(26)	17	(17)	19	(19)
Total	629	(519)	667	(527)	661	(578)

Note 11  Fair value measurement (continued)

f) Level 3 instruments: movements during the period

Significant changes in Level 3 instruments

The table on the following pages presents additional information about Level 3 assets and liabilities measured at fair value on a recurring basis. Level 3 assets and liabilities may be hedged with instruments classified as Level 1 or Level 2 in the fair value hierarchy and, as a result, realized and unrealized gains and losses included in the table may not include the effect of related hedging activity. Furthermore, the realized and unrealized gains and losses presented within the table are not limited solely to those arising from Level 3 inputs, as valuations are generally derived from both observable and unobservable parameters.

Upon adoption of IFRS 9 on 1 January 2018, certain financial assets and liabilities were newly classified as measured at fair value through profit or loss and designated as Level 3 in the fair value hierarchy. Certain assets were also reclassified from Financial assets measured at fair value through other comprehensive income to Financial assets at fair value not held for trading. Refer to “Note 24 Fair value measurement” in the “Consolidated financial statements” section of the Annual Report 2018 for more information.

Notes to the UBS Group AG interim consolidated financial statements (unaudited)

Note 11  Fair value measurement (continued)

Movements of Level 3 instruments
				Total gains / losses included in comprehensive income
USD billion	Balance as of 31 December 2017	Reclassifi-cations and remeasure- ments upon adoption of IFRS 9	Balance as of 1 January 2018	Net gains / losses included in income[1]	of which: related to Level 3 instruments held at the end of the reporting period	Purchases	Sales	Issuances	Settlements	Transfers into Level 3	Transfers out of Level 3	Foreign currency translation	Balance as of 30 June 2018

Financial assets at fair value held for trading	2.0	0.4	2.4	(0.3)	(0.2)	1.1	(4.9)	4.3	0.0	0.8	(0.1)	0.0	3.3
of which:
Corporate and municipal bonds	0.6		0.6	(0.1)	(0.1)	0.4	(0.8)	0.0	0.0	0.7	0.0	0.0	0.6
Loans	0.5	0.4	0.9	0.0	0.0	0.3	(3.7)	4.3	0.0	0.0	0.0	0.0	1.7
Investment fund units	0.6		0.6	(0.1)	(0.1)	0.1	(0.1)	0.0	0.0	0.1	0.0	0.0	0.5
Other	0.4		0.4	(0.1)	(0.1)	0.3	(0.3)	0.0	0.0	0.1	0.0	0.0	0.3

Financial assets at fair value not held for trading	1.5	3.0	4.4	0.1	0.1	1.1	(0.9)	0.0	0.0	0.1	(0.1)	0.1	4.8
of which:
Loans	0.8	0.6	1.4	(0.2)	(0.1)	1.0	(0.4)	0.0	0.0	0.1	0.0	0.0	1.9
Auction rate securities		1.9	1.9	0.1	0.1	0.0	(0.2)	0.0	0.0	0.0	0.0	0.1	1.8
Equity instruments		0.4	0.4	0.1	0.1	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.5
Other	0.7	0.1	0.8	0.1	0.0	0.0	(0.3)	0.0	0.0	0.0	(0.1)	0.0	0.6

Financial assets measured at fair value through other comprehensive income	0.5	(0.5)

Derivative financial instruments – assets	1.6		1.6	0.0	0.1	0.0	0.0	0.4	(0.6)	0.1	0.0	0.0	1.5
of which:
Interest rate contracts	0.1		0.1	0.1	0.1	0.0	0.0	0.0	0.0	0.0	0.1	0.0	0.2
Credit derivative contracts	0.6		0.6	(0.1)	0.0	0.0	0.0	0.0	(0.1)	0.0	0.0	0.0	0.5
Equity / index contracts	0.7		0.7	0.0	0.0	0.0	0.0	0.4	(0.5)	0.1	(0.1)	0.0	0.6
Other	0.2		0.2	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.2

Derivative financial instruments – liabilities	2.9	0.0	2.9	(0.3)	(0.3)	0.0	0.0	0.7	(0.8)	0.4	(0.5)	0.0	2.4
of which:
Credit derivative contracts	0.6		0.6	0.0	0.0	0.0	0.0	0.1	0.0	0.1	(0.1)	0.0	0.6
Equity / index contracts	2.0		2.0	(0.3)	(0.3)	0.0	0.0	0.6	(0.7)	0.2	(0.4)	0.0	1.4
Other	0.3	0.0	0.3	0.0	0.0	0.0	0.0	0.0	0.0	0.1	0.0	0.0	0.4

Debt issued designated at fair value	11.2		11.2	0.6	0.5	0.0	0.0	3.4	(2.5)	1.4	(3.7)	(0.1)	10.3

Other financial liabilities designated at fair value	2.0		2.0	(0.7)	(0.7)	0.0	0.0	0.5	(0.7)	0.0	0.0	0.0	1.1

1 Net gains / losses included in comprehensive income are comprised of Net interest income, Other net income from financial instruments measured at fair value through profit or loss and Other income.    2 Total Level 3 assets as of 30 June 2019 were USD 7.1 billion (31 December 2018: USD 7.8 billion). Total Level 3 liabilities as of 30 June 2019 were USD 14.1 billion (31 December 2018: USD 14.3 billion).

Note 11   Fair value measurement (continued)

	Total gains / losses included in comprehensive income
Balance as of 31 December 2018[2]	Net gains / losses included in income[1]	of which: related to Level 3 instruments held at the end of the reporting period	Purchases	Sales	Issuances	Settlements	Transfers into Level 3	Transfers out of Level 3	Foreign currency translation	Balance as of 30 June 2019[2]

2.0	(0.2)	0.0	0.7	(3.0)	2.1	0.0	0.3	(0.3)	0.0	1.6

0.7	0.0	0.0	0.3	(0.5)	0.0	0.0	0.0	(0.1)	0.0	0.5
0.7	(0.1)	0.0	0.1	(2.1)	2.1	0.0	0.1	0.0	0.0	0.7
0.4	(0.1)	0.0	0.0	(0.2)	0.0	0.0	0.1	(0.2)	0.0	0.2
0.2	0.0	0.0	0.2	(0.2)	0.0	0.0	0.1	0.0	0.0	0.3

4.4	0.3	0.3	0.3	(0.4)	0.0	0.0	0.2	(0.9)	0.0	3.9

1.8	0.2	0.2	0.1	(0.1)	0.0	0.0	0.2	(0.9)	0.0	1.3
1.7	0.0	0.0	0.0	(0.1)	0.0	0.0	0.0	0.0	0.0	1.6
0.5	0.1	0.1	0.0	(0.2)	0.0	0.0	0.0	0.0	0.0	0.5
0.5	0.0	0.0	0.1	0.0	0.0	0.0	0.0	0.0	0.0	0.6

1.4	(0.2)	(0.1)	0.0	0.0	0.6	(0.5)	0.3	(0.1)	0.0	1.5

0.4	(0.1)	(0.1)	0.0	0.0	0.1	0.0	0.1	0.0	0.0	0.6
0.5	0.0	0.0	0.0	0.0	0.1	(0.2)	0.1	0.0	0.0	0.5
0.5	(0.2)	0.0	0.0	0.0	0.4	(0.3)	0.1	(0.1)	0.0	0.4
0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0

2.2	0.0	(0.1)	0.0	0.0	0.5	(0.8)	0.2	(0.2)	0.0	1.9

0.5	0.0	0.0	0.0	0.0	0.1	(0.1)	0.1	0.0	0.0	0.6
1.4	0.0	(0.1)	0.0	0.0	0.4	(0.6)	0.1	(0.2)	0.0	1.0
0.3	(0.1)	(0.1)	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.3

11.0	0.6	0.4	0.0	0.0	4.3	(2.8)	0.5	(2.1)	0.0	11.4

1.0	0.1	0.1	0.0	0.0	0.3	(0.8)	0.1	0.0	0.0	0.7

Notes to the UBS Group AG interim consolidated financial statements (unaudited)

Note 11   Fair value measurement (continued)

Assets and liabilities transferred into or out of Level 3 are presented as if those assets or liabilities had been transferred at the beginning of the year.

Assets transferred into and out of Level 3 in the first six months of 2019 totaled USD 0.8 billion and USD 1.2 billion, respectively. Transfers into Level 3 mainly consisted of loans, investment fund units and equity / index contracts, reflecting decreased observability of the relevant valuation inputs. Transfers out of Level 3 mainly consisted of loans due to increased observability of the relevant valuation inputs.

Liabilities transferred into and out of Level 3 in the first six months of 2019 totaled USD 0.7 billion and USD 2.3 billion, respectively. Transfers into and out of Level 3 mainly consisted of debt issued designated at fair value, primarily equity-linked issued debt instruments, due to decreased or increased observability, respectively, of the embedded derivative inputs.

g) Financial instruments not measured at fair value

The table below reflects the estimated fair values of financial instruments not measured at fair value.

Financial instruments not measured at fair value
	30.6.19		31.3.19		31.12.18
USD billion	Carrying value	Fair value	Carrying value	Fair value	Carrying value	Fair value
Assets
Cash and balances at central banks	101.5	101.5	110.6	110.6	108.4	108.4
Loans and advances to banks	12.9	12.9	17.0	17.0	16.9	16.9
Receivables from securities financing transactions	92.9	92.9	100.2	100.2	95.3	95.4
Cash collateral receivables on derivative instruments	23.8	23.8	25.2	25.2	23.6	23.6
Loans and advances to customers	322.7	325.9	318.6	320.7	320.4	320.9
Other financial assets measured at amortized cost	22.2	22.4	22.4	22.4	22.6	22.4
Liabilities
Amounts due to banks	9.5	9.5	9.1	9.1	11.0	11.0
Payables from securities financing transactions	6.8	6.8	5.2	5.2	10.3	10.3
Cash collateral payables on derivative instruments	31.4	31.4	30.3	30.3	28.9	28.9
Customer deposits	433.0	433.2	425.9	426.0	419.8	419.9
Debt issued measured at amortized cost	120.8	123.3	128.1	130.4	132.3	135.0
Other financial liabilities measured at amortized cost	10.5	10.5	10.4	10.4	6.9	6.9

The fair values included in the table above have been calculated for disclosure purposes only. The fair value valuation techniques and assumptions relate only to the fair value of UBS’s financial instruments not measured at fair value. Other institutions may use different methods and assumptions for their fair value estimation, and therefore such fair value disclosures cannot necessarily be compared from one financial institution to another.

Note 12  Derivative instruments

a) Derivative instruments

As of 30.6.19, USD billion	Derivative financial assets	Notional values related to derivative financial assets[3]	Derivative financial liabilities	Notional values related to derivative financial liabilities[3]	Other notional values[4]
Derivative financial instruments[1,2]
Interest rate contracts	44.4	1,167	39.5	1,133	11,968
Credit derivative contracts	2.2	73	3.3	75	0
Foreign exchange contracts	48.1	3,190	48.9	3,091	1
Equity / index contracts	23.6	467	26.4	553	111
Commodity contracts	2.9	70	2.6	53	2
Unsettled purchases of non-derivative financial instruments[5]	0.2	31	0.2	12
Unsettled sales of non-derivative financial instruments[5]	0.2	21	0.2	24
Total derivative financial instruments, based on IFRS netting[6]	121.7	5,019	121.1	4,942	12,082
Further netting potential not recognized on the balance sheet[7]	(110.2)		(105.9)
of which: netting of recognized financial liabilities / assets	(88.9)		(88.9)
of which: netting with collateral received / pledged	(21.3)		(17.0)
Total derivative financial instruments, after consideration of further netting potential	11.5		15.2

As of 31.3.19, USD billion
Derivative financial instruments[1,2]
Interest rate contracts	40.1	1,114	35.4	1,115	11,049
Credit derivative contracts	2.1	74	3.2	78	0
Foreign exchange contracts	44.3	2,892	44.8	2,752	1
Equity / index contracts	22.9	430	25.9	527	122
Commodity contracts	1.2	50	1.0	40	8
Unsettled purchases of non-derivative financial instruments[5]	0.2	29	0.2	17
Unsettled sales of non-derivative financial instruments[5]	0.2	27	0.3	22
Total derivative financial instruments, based on IFRS netting[6]	111.2	4,617	110.8	4,550	11,180
Further netting potential not recognized on the balance sheet[7]	(100.9)		(97.5)
of which: netting of recognized financial liabilities / assets	(81.4)		(81.4)
of which: netting with collateral received / pledged	(19.5)		(16.0)
Total derivative financial instruments, after consideration of further netting potential	10.2		13.3

As of 31.12.18, USD billion
Derivative financial instruments[1,2]
Interest rate contracts	37.1	1,051	32.7	1,021	10,779
Credit derivative contracts	1.9	74	2.7	78	0
Foreign exchange contracts	53.5	2,626	53.4	2,517	0
Equity / index contracts	31.4	409	35.0	489	106
Commodity contracts	1.8	46	1.5	39	9
Unsettled purchases of non-derivative financial instruments[5]	0.2	17	0.1	6
Unsettled sales of non-derivative financial instruments[5]	0.4	15	0.2	13
Total derivative financial instruments, based on IFRS netting[6]	126.2	4,239	125.7	4,163	10,894
Further netting potential not recognized on the balance sheet[7]	(114.8)		(111.7)
of which: netting of recognized financial liabilities / assets	(90.8)		(90.8)
of which: netting with collateral received / pledged	(24.0)		(20.9)
Total derivative financial instruments, after consideration of further netting potential	11.4		14.0

1 Derivative financial liabilities as of 30 June 2019 include USD 14 million related to derivative loan commitments (31 March 2019: USD 18 million; 31 December 2018: USD 17 million). No notional amounts related to these commitments are included in this table, but they are disclosed in Note 17 under Loan commitments.    2 Includes certain forward starting repurchase and reverse repurchase agreements that are classified as measured at fair value through profit or loss and are recognized within derivative instruments. The fair value of these derivative instruments was not material as of 30 June 2019, 31 March 2019 or 31 December 2018. No notional amounts related to these instruments are included in this table, but they are disclosed within Note 17 under Forward starting transactions.    3 In cases where derivative financial instruments are presented on a net basis on the balance sheet, the respective notional values of the netted derivative financial instruments are still presented on a gross basis.    4 Other notional values relate to derivatives that are cleared through either a central counterparty or an exchange. The fair value of these derivatives is presented on the balance sheet net of the corresponding cash margin under Cash collateral receivables on derivative instruments and Cash collateral payables on derivative instruments and was not material for all periods presented.    5 Changes in the fair value of purchased and sold non-derivative financial instruments between trade date and settlement date are recognized as derivative financial instruments.    6 Financial assets and liabilities are presented net on the balance sheet if UBS has the unconditional and legally enforceable right to offset the recognized amounts, both in the normal course of business and in the event of default, bankruptcy or insolvency of the entity and all of the counterparties, and intends either to settle on a net basis or to realize the asset and settle the liability simultaneously.    7 Reflects the netting potential in accordance with enforceable master netting and similar arrangements where not all criteria for a net presentation on the balance sheet have been met. Refer to “Note 25 Offsetting financial assets and financial liabilities” in the “Consolidated financial statements” section of the Annual Report 2018 for more information.

Notes to the UBS Group AG interim consolidated financial statements (unaudited)

Note 12  Derivative instruments (continued)

b) Cash collateral on derivative instruments

USD billion	Receivables 30.6.19	Payables 30.6.19	Receivables 31.3.19	Payables 31.3.19	Receivables 31.12.18	Payables 31.12.18
Cash collateral on derivative instruments, based on IFRS netting[1]	23.8	31.4	25.2	30.3	23.6	28.9
Further netting potential not recognized on the balance sheet[2]	(14.2)	(17.9)	(14.1)	(15.0)	(14.5)	(15.4)
of which: netting of recognized financial liabilities / assets	(13.4)	(16.2)	(12.2)	(13.7)	(13.5)	(14.2)
of which: netting with collateral received / pledged	(0.7)	(1.7)	(1.9)	(1.4)	(1.0)	(1.2)
Cash collateral on derivative instruments, after consideration of further netting potential	9.6	13.5	11.1	15.3	9.1	13.5

1 Financial assets and liabilities are presented net on the balance sheet if UBS has the unconditional and legally enforceable right to offset the recognized amounts, both in the normal course of business and in the event of default, bankruptcy or insolvency of UBS or its counterparties, and intends either to settle on a net basis or to realize the asset and settle the liability simultaneously.    2 Reflects the netting potential in accordance with enforceable master netting and similar arrangements where not all criteria for a net presentation on the balance sheet have been met. Refer to “Note 25 Offsetting financial assets and financial liabilities” in the “Consolidated financial statements” section of the Annual Report 2018 for more information.

Note 13  Other assets and liabilities

a) Other financial assets measured at amortized cost

USD million	30.6.19	31.3.19	31.12.18
Debt securities	12,906	12,938	13,562
of which: government bills / bonds	8,163	8,094	8,778
Loans to financial advisors[1]	3,075	3,158	3,291
Fee- and commission-related receivables	1,838	1,824	1,643
Finance lease receivables[2]	1,259	1,224	1,091
Settlement and clearing accounts	583	707	1,050
Accrued interest income	816	729	694
Other	1,682	1,855	1,233
Total other financial assets measured at amortized cost	22,158	22,433	22,563
1 Related to financial advisors in the US and Canada. 2 Upon adoption of IFRS 16 on 1 January 2019, Finance lease receivables increased by USD 176 million. Refer to Note 1 for more information.

b) Other non-financial assets

USD million	30.6.19	31.3.19	31.12.18
Precious metals and other physical commodities	3,920	3,816	4,298
Bail deposit[1]	1,306	1,286	1,312
Prepaid expenses	1,016	1,026	990
Net defined benefit pension and post-employment assets	3	3	0
VAT and other tax receivables	336	280	334
Properties and other non-current assets held for sale	98	58	82
Other	466	425	395
Total other non-financial assets	7,146	6,893	7,410
1 Refer to item 1 in Note 16b for more information.

Note 13  Other assets and liabilities (continued)

c) Other financial liabilities measured at amortized cost

USD million	30.6.19	31.3.19	31.12.18
Other accrued expenses	1,769	1,909	2,192
Accrued interest expenses	1,403	1,300	1,544
Settlement and clearing accounts	1,801	1,164	1,486
Lease liabilities[1]	3,874	3,968
Other	1,674	2,075	1,663
Total other financial liabilities measured at amortized cost	10,520	10,416	6,885
1 Relates to lease liabilities of USD 4,057 million recognized upon adoption of IFRS 16 on 1 January 2019. Refer to Note 1 for more information.

d) Other financial liabilities designated at fair value

USD million	30.6.19	31.3.19	31.12.18
Financial liabilities related to unit-linked investment contracts	25,087	24,317	21,679
Securities financing transactions	7,436	6,190	9,461
Over-the-counter debt instruments	1,828	1,882	2,450
of which: life-to-date own credit (gain) / loss	(26)	(27)	(51)
Other	56	5	5
Total other financial liabilities designated at fair value	34,407	32,394	33,594

e) Other non-financial liabilities

USD million	30.6.19	31.3.19	31.12.18
Compensation-related liabilities	5,760	4,947	7,278
of which: Deferred Contingent Capital Plan	1,671	1,538	1,983
of which: financial advisor compensation plans	1,297	1,208	1,458
of which: other compensation plans	1,394	848	2,480
of which: net defined benefit pension and post-employment liabilities	874	910	775
of which: other compensation-related liabilities [1]	525	443	581
Current and deferred tax liabilities	1,127	1,013	1,002
VAT and other tax payables	472	491	431
Deferred income	168	171	215
Other	89	103	98
Total other non-financial liabilities	7,617	6,726	9,022
1 Includes liabilities for payroll taxes and untaken vacation.

Notes to the UBS Group AG interim consolidated financial statements (unaudited)

Note 14  Debt issued designated at fair value

USD million	30.6.19	31.3.19	31.12.18
Issued debt instruments
Equity-linked[1]	42,812	41,033	34,392
Rates-linked	14,449	14,430	12,073
Credit-linked	3,310	3,389	3,282
Fixed-rate	5,007	5,681	5,099
Other	2,405	2,386	2,185
Total debt issued designated at fair value	67,984	66,919	57,031
of which: issued by UBS AG with original maturity greater than one year[2]	45,707	46,431	40,289
of which: life-to-date own credit (gain) / loss	(34)	33	(270)

1 Includes investment fund unit-linked instruments issued.    2 Issued by the legal entity UBS AG. Based on original contractual maturity without considering any early redemption features. More than 99% of the balance as of 30 June 2019 was unsecured (31 March 2019: more than 99% of the balance was unsecured; 31 December 2018: more than 99% of the balance was unsecured).

Note 15  Debt issued measured at amortized cost

USD million	30.6.19	31.3.19	31.12.18
Certificates of deposit	4,523	6,869	7,980
Commercial paper	17,266	21,711	27,514
Other short-term debt	2,902	3,453	3,531
Short-term debt[1]	24,692	32,033	39,025
Senior unsecured debt that contributes to total loss-absorbing capacity (TLAC)	29,721	30,548	29,988
Senior unsecured debt other than TLAC	33,081	32,850	33,018
of which: issued by UBS AG with original maturity greater than one year[2]	30,705	31,962	32,133
Covered bonds	3,853	3,815	3,947
Subordinated debt	20,680	20,299	17,665
of which: high-trigger loss-absorbing additional tier 1 capital instruments	10,595	10,396	7,785
of which: low-trigger loss-absorbing additional tier 1 capital instruments	2,436	2,381	2,369
of which: low-trigger loss-absorbing tier 2 capital instruments	6,947	6,821	6,808
of which: non-Basel III-compliant tier 2 capital instruments	702	700	703
Debt issued through the Swiss central mortgage institutions	8,724	8,505	8,569
Other long-term debt	54	55	58
of which: issued by UBS AG with original maturity greater than one year[2]	49	49	52
Long-term debt[3]	96,113	96,072	93,246
Total debt issued measured at amortized cost[4]	120,805	128,105	132,271

1 Debt with an original maturity of less than one year.    2 Issued by the legal entity UBS AG. Based on original contractual maturity without considering any early redemption features. As of 30 June 2019, 100% of the balance was unsecured (31 March 2019: 100% of the balance was unsecured; 31 December 2018: 100% of the balance was unsecured).    3 Debt with an original maturity greater than or equal to one year. The classification of debt issued into short-term and long-term does not consider any early redemption features.    4 Net of bifurcated embedded derivatives, the fair value of which was not material for the periods presented.

Note 16   Provisions and contingent liabilities

a) Provisions

The table below presents an overview of total provisions recognized under both IAS 37 and IFRS 9.

USD million	30.6.19	31.3.19	31.12.18
Provisions recognized under IAS 37	2,888	3,063	3,377
Provisions for off-balance sheet financial instruments	80	91	79
Provisions for other credit lines	42	43	37
Total provisions	3,011	3,197	3,494

The following table presents additional information for provisions recognized under IAS 37.

USD million	Operational risks[2]	Litigation, regulatory and similar matters[3]	Restructuring	Real estate	Employee benefits[6]	Other	Total
Balance as of 31 December 2018	46	2,827	224	131	70	78	3,377
Adjustment from adoption of IFRS 16[1]	0	0	(103)	(29)	0	0	(132)
Balance as of 1 January 2019	46	2,827	121	102	70	78	3,245
Balance as of 31 March 2019	45	2,677	101	98	69	73	3,063
Increase in provisions recognized in the income statement	2	40	9	0	1	2	54
Release of provisions recognized in the income statement	0	(35)	(3)	0	(1)	0	(40)
Provisions used in conformity with designated purpose	(3)	(184)	(16)	0	0	(1)	(205)
Foreign currency translation / unwind of discount	1	11	0	1	1	1	15
Balance as of 30 June 2019	45	2,509	91[4]	99[5]	70	75	2,888

1 Refer to Note 1 for more information.    2 Comprises provisions for losses resulting from security risks and transaction processing risks.    3 Comprises provisions for losses resulting from legal, liability and compliance risks.    4 Primarily consists of personnel-related restructuring provisions of USD 23 million as of 30 June 2019 (31 March 2019: USD 31 million; 31 December 2018: USD 50 million) and provisions for onerous contracts of USD 63 million as of 30 June 2019 (31 March 2019: USD 64 million; 31 December 2018: USD 170 million).    5 Consists of reinstatement costs for leasehold improvements of USD 89 million as of 30 June 2019 (31 March 2019: USD 88 million; 31 December 2018: USD 89 million) and provisions for onerous contracts of USD 10 million as of 30 June 2019 (31 March 2019: USD 10 million; 31 December 2018: USD 42 million).    6 Includes provisions for sabbatical and anniversary awards.

Restructuring provisions primarily relate to onerous contracts and severance payments. Onerous contracts for property are recognized when UBS is committed to pay for non-lease components, such as utilities, when a property is vacated or not fully recovered from subtenants. Severance-related provisions are used within a short time period, usually within six months, but potential changes in amount may be triggered when natural staff attrition reduces the number of people affected by a restructuring event and therefore the estimated costs.

Information on provisions and contingent liabilities in respect of litigation, regulatory and similar matters, as a class, is included in Note 16b. There are no material contingent liabilities associated with the other classes of provisions.

b) Litigation, regulatory and similar matters

The Group operates in a legal and regulatory environment that exposes it to significant litigation and similar risks arising from disputes and regulatory proceedings. As a result, UBS (which for purposes of this Note may refer to UBS Group AG and / or one or more of its subsidiaries, as applicable) is involved in various disputes and legal proceedings, including litigation, arbitration, and regulatory and criminal investigations.

Such matters are subject to many uncertainties, and the outcome and the timing of resolution are often difficult to predict, particularly in the earlier stages of a case. There are also situations where the Group may enter into a settlement agreement. This may occur in order to avoid the expense, management distraction or reputational implications of continuing to contest liability, even for those matters for which the Group believes it should be exonerated. The uncertainties inherent in all such matters affect the amount and timing of any potential outflows for both matters with respect to which provisions have been established and other contingent liabilities. The Group makes provisions for such matters brought against it when, in the opinion of management after seeking legal advice, it is more likely than not that the Group has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required, and the amount can be reliably estimated. Where these factors are otherwise satisfied, a provision may be established for claims that have not yet been asserted against the Group, but are nevertheless expected to be, based on the Group’s experience with similar asserted claims. If any of those conditions is not met, such matters result in contingent liabilities. If the amount of an obligation cannot be reliably estimated, a liability exists that is not recognized even if an outflow of resources is probable. Accordingly, no provision is established even if the potential outflow of resources with respect to such matters could be significant. Developments relating to a matter that occur after the relevant reporting period, but prior to the issuance of financial statements, which affect management’s assessment of the provision for such matter (because, for example, the developments provide evidence of conditions that existed at the end of the reporting period), are adjusting events after the reporting period under IAS 10 and must be recognized in the financial statements for the reporting period.

Notes to the UBS Group AG interim consolidated financial statements (unaudited)

Note 16  Provisions and contingent liabilities (continued)

Specific litigation, regulatory and other matters are described below, including all such matters that management considers to be material and others that management believes to be of significance due to potential financial, reputational and other effects. The amount of damages claimed, the size of a transaction or other information is provided where available and appropriate in order to assist users in considering the magnitude of potential exposures.

In the case of certain matters below, we state that we have established a provision, and for the other matters, we make no such statement. When we make this statement and we expect disclosure of the amount of a provision to prejudice seriously our position with other parties in the matter because it would reveal what UBS believes to be the probable and reliably estimable outflow, we do not disclose that amount. In some cases we are subject to confidentiality obligations that preclude such disclosure. With respect to the matters for which we do not state whether we have established a provision, either (a) we have not established a provision, in which case the matter is treated as a contingent liability under the applicable accounting standard; or (b) we have established a provision but expect disclosure of that fact to prejudice seriously our position with other parties in the matter because it would reveal the fact that UBS believes an outflow of resources to be probable and reliably estimable.

With respect to certain litigation, regulatory and similar matters for which we have established provisions, we are able to estimate the expected timing of outflows. However, the aggregate amount of the expected outflows for those matters for which we are able to estimate expected timing is immaterial relative to our current and expected levels of liquidity over the relevant time periods.

The aggregate amount provisioned for litigation, regulatory and similar matters as a class is disclosed in the “Provisions” table in Note 16a above. It is not practicable to provide an aggregate estimate of liability for our litigation, regulatory and similar matters as a class of contingent liabilities. Doing so would require us to provide speculative legal assessments as to claims and proceedings that involve unique fact patterns or novel legal theories, that have not yet been initiated or are at early stages of adjudication, or as to which alleged damages have not been quantified by the claimants. Although we therefore cannot provide a numerical estimate of the future losses that could arise from litigation, regulatory and similar matters, we believe that the aggregate amount of possible future losses from this class that are more than remote substantially exceeds the level of current provisions.

Litigation, regulatory and similar matters may also result in non-monetary penalties and consequences. For example, the non-prosecution agreement described in item 5 of this Note, which we entered into with the US Department of Justice (DOJ), Criminal Division, Fraud Section in connection with our submissions of benchmark interest rates, including, among others, the British Bankers’ Association London Interbank Offered Rate (LIBOR), was terminated by the DOJ based on its determination that we had committed a US crime in relation to foreign exchange matters. As a consequence, UBS AG pleaded guilty to one count of wire fraud for conduct in the LIBOR matter, paid a fine and is subject to probation through January 2020.

A guilty plea to, or conviction of, a crime could have material consequences for UBS. Resolution of regulatory proceedings may require us to obtain waivers of regulatory disqualifications to maintain certain operations, may entitle regulatory authorities to limit, suspend or terminate licenses and regulatory authorizations, and may permit financial market utilities to limit, suspend or terminate our participation in such utilities. Failure to obtain such waivers, or any limitation, suspension or termination of licenses, authorizations or participations, could have material consequences for UBS.

The risk of loss associated with litigation, regulatory and similar matters is a component of operational risk for purposes of determining our capital requirements. Information concerning our capital requirements and the calculation of operational risk for this purpose is included in the “Capital management” section of this report.

Provisions for litigation, regulatory and similar matters by business division and in Corporate Center[1]
USD million	Global Wealth Manage- ment	Personal & Corporate Banking	Asset Manage- ment	Investment Bank	Corporate Center	UBS
Balance as of 31 December 2018	1,003	117	0	269	1,438	2,827
Balance as of 31 March 2019	943	114	0	201	1,419	2,677
Increase in provisions recognized in the income statement	39	0	0	0	0	40
Release of provisions recognized in the income statement	(19)	0	0	(1)	(15)	(35)
Provisions used in conformity with designated purpose	(113)	(1)	0	0	(70)	(184)
Foreign currency translation / unwind of discount	7	2	0	2	0	11
Balance as of 30 June 2019	858	114	0	202	1,334	2,509

1 Provisions, if any, for the matters described in this disclosure are recorded in Global Wealth Management (item 3 and item 4) and Corporate Center (item 2). Provisions, if any, for the matters described in items 1 and 6 of this disclosure are allocated between Global Wealth Management and Personal & Corporate Banking, and provisions, if any, for the matters described in this disclosure in item 5 are allocated between the Investment Bank and Corporate Center.

Note 16  Provisions and contingent liabilities (continued)

1. Inquiries regarding cross-border wealth management businesses

Tax and regulatory authorities in a number of countries have made inquiries, served requests for information or examined employees located in their respective jurisdictions relating to the cross-border wealth management services provided by UBS and other financial institutions. It is possible that the implementation of automatic tax information exchange and other measures relating to cross-border provision of financial services could give rise to further inquiries in the future. UBS has received disclosure orders from the Swiss Federal Tax Administration (FTA) to transfer information based on requests for international administrative assistance in tax matters. The requests concern a number of UBS account numbers pertaining to current and former clients and are based on data from 2006 and 2008. UBS has taken steps to inform affected clients about the administrative assistance proceedings and their procedural rights, including the right to appeal. The requests are based on data received from the German authorities, who seized certain data related to UBS clients booked in Switzerland during their investigations and have apparently shared this data with other European countries. UBS expects additional countries to file similar requests.

The Swiss Federal Administrative Court ruled in 2016 that, in the administrative assistance proceedings related to a French bulk request, UBS has the right to appeal all final FTA client data disclosure orders. On 30 July 2018, the Swiss Federal Administrative Court granted UBS’s appeal by holding the French administrative assistance request inadmissible. The FTA filed a final appeal with the Swiss Federal Supreme Court. The Supreme Court has scheduled a hearing for 26 July 2019, at which UBS expects that it will announce a decision.

Since 2013, UBS (France) S.A., UBS AG and certain former employees have been under investigation in France for alleged complicity in having illicitly solicited clients on French territory, regarding the laundering of proceeds of tax fraud, and banking and financial solicitation by unauthorized persons. In connection with this investigation, the investigating judges ordered UBS AG to provide bail (“caution”) of EUR 1.1 billion and UBS (France) S.A. to post bail of EUR 40 million, which was reduced on appeal to EUR 10 million.

A trial in the court of first instance took place from 8 October 2018 until 15 November 2018. On 20 February 2019, the court announced a verdict finding UBS AG guilty of illicitly soliciting clients on French territory and aggravated laundering of the proceeds of tax fraud, and UBS France S.A. guilty of aiding and abetting unlawful solicitation and laundering the proceeds of tax fraud. The court imposed fines aggregating EUR 3.7 billion on UBS AG and UBS France S.A. and awarded EUR 800 million of civil damages to the French state. UBS has appealed the decision. Under French law, the judgment is suspended while the appeal is pending. The Court of Appeal will retry the case de novo as to both the law and the facts, and the fines and penalties can be greater than or less than those imposed by the court of first instance. A subsequent appeal to the Cour de Cassation, France’s highest court, is possible with respect to questions of law.

UBS believes that based on both the law and the facts the judgment of the court of first instance should be reversed. UBS believes it followed its obligations under Swiss and French law as well as the European Savings Tax Directive. Even assuming liability, which it contests, UBS believes the penalties and damage amounts awarded greatly exceed the amounts that could be supported by the law and the facts. In particular, UBS believes the court incorrectly based the penalty on the total regularized assets rather than on any unpaid taxes on those assets for which a fraud has been characterized and further incorrectly awarded damages based on costs that were not proven by the civil party. Notwithstanding that UBS believes it should be acquitted, our balance sheet at 30 June 2019 reflected provisions with respect to this matter in an amount of USD 516 million. The wide range of possible outcomes in this case contributes to a high degree of estimation uncertainty. The provision reflected on our balance sheet at 30 June 2019 reflects our best estimate of possible financial implications, although it is reasonably possible that actual penalties and civil damages could exceed the provision amount.

In 2016, UBS was notified by the Belgian investigating judge that it is under formal investigation (“inculpé”) regarding the laundering of proceeds of tax fraud, of banking and financial solicitation by unauthorized persons, and of serious tax fraud. In 2018, tax authorities and a prosecutor’s office in Italy asserted that UBS is potentially liable for taxes and penalties as a result of its activities in Italy from 2012 to 2017. In June 2019, UBS entered into a settlement agreement with the Italian tax authorities under which it paid EUR 101 million to resolve the claims asserted by the authority related to UBS AG's potential permanent establishment in Italy.

UBS has, and reportedly numerous other financial institutions have, received inquiries from authorities concerning accounts relating to the Fédération Internationale de Football Association (FIFA) and other constituent soccer associations and related persons and entities. UBS is cooperating with authorities in these inquiries.

Our balance sheet at 30 June 2019 reflected provisions with respect to matters described in this item 1 in an amount that UBS believes to be appropriate under the applicable accounting standard. As in the case of other matters for which we have established provisions, the future outflow of resources in respect of such matters cannot be determined with certainty based on currently available information and accordingly may ultimately prove to be substantially greater (or may be less) than the provision that we have recognized.

Notes to the UBS Group AG interim consolidated financial statements (unaudited)

Note 16  Provisions and contingent liabilities (continued)

2. Claims related to sales of residential mortgage-backed securities and mortgages

From 2002 through 2007, prior to the crisis in the US residential loan market, UBS was a substantial issuer and underwriter of US residential mortgage-backed securities (RMBS) and was a purchaser and seller of US residential mortgages. A subsidiary of UBS, UBS Real Estate Securities Inc. (UBS RESI), acquired pools of residential mortgage loans from originators and (through an affiliate) deposited them into securitization trusts. In this manner, from 2004 through 2007, UBS RESI sponsored approximately USD 80 billion in RMBS, based on the original principal balances of the securities issued.

UBS RESI also sold pools of loans acquired from originators to third-party purchasers. These whole loan sales during the period 2004 through 2007 totaled approximately USD 19 billion in original principal balance.

UBS was not a significant originator of US residential loans. A branch of UBS originated approximately USD 1.5 billion in US residential mortgage loans during the period in which it was active from 2006 to 2008 and securitized less than half of these loans.

Lawsuits related to contractual representations and warranties concerning mortgages and RMBS: When UBS acted as an RMBS sponsor or mortgage seller, it generally made certain representations relating to the characteristics of the underlying loans. In the event of a material breach of these representations, UBS was in certain circumstances contractually obligated to repurchase the loans to which the representations related or to indemnify certain parties against losses. In 2012, certain RMBS trusts filed an action in the US District Court for the Southern District of New York seeking to enforce UBS RESI’s obligation to repurchase loans in the collateral pools for three RMBS securitizations issued and underwritten by UBS with an original principal balance of approximately USD 2 billion. In July 2018, UBS and the trustee entered into an agreement under which UBS will pay USD 850 million to resolve this matter. A significant portion of this amount will be borne by other parties that indemnified UBS. The settlement remains subject to court approval and proceedings to determine how the settlement funds will be distributed to RMBS holders. After giving effect to this settlement, UBS considers claims relating to substantially all loan repurchase demands to be resolved and believes that new demands to repurchase US residential mortgage loans are time-barred under a decision rendered by the New York Court of Appeals.

Mortgage-related regulatory matters: Since 2014, the US Attorney’s Office for the Eastern District of New York has sought information from UBS pursuant to the Financial Institutions Reform, Recovery and Enforcement Act of 1989 (FIRREA), related to UBS’s RMBS business from 2005 through 2007. On 8 November 2018, the DOJ filed a civil complaint in the District Court for the Eastern District of New York. The complaint seeks unspecified civil monetary penalties under FIRREA related to UBS’s issuance, underwriting and sale of 40 RMBS transactions in 2006 and 2007. UBS moved to dismiss the civil complaint on 6 February 2019.

Our balance sheet at 30 June 2019 reflected a provision with respect to matters described in this item 2 in an amount that UBS believes to be appropriate under the applicable accounting standard. As in the case of other matters for which we have established provisions, the future outflow of resources in respect of this matter cannot be determined with certainty based on currently available information and accordingly may ultimately prove to be substantially greater (or may be less) than the provision that we have recognized.

3. Madoff

In relation to the Bernard L. Madoff Investment Securities LLC (BMIS) investment fraud, UBS AG, UBS (Luxembourg) S.A. (now UBS Europe SE, Luxembourg branch) and certain other UBS subsidiaries have been subject to inquiries by a number of regulators, including the Swiss Financial Market Supervisory Authority (FINMA) and the Luxembourg Commission de Surveillance du Secteur Financier. Those inquiries concerned two third-party funds established under Luxembourg law, substantially all assets of which were with BMIS, as well as certain funds established in offshore jurisdictions with either direct or indirect exposure to BMIS. These funds faced severe losses, and the Luxembourg funds are in liquidation. The documentation establishing both funds identifies UBS entities in various roles, including custodian, administrator, manager, distributor and promoter, and indicates that UBS employees serve as board members.

In 2009 and 2010, the liquidators of the two Luxembourg funds filed claims against UBS entities, non-UBS entities and certain individuals, including current and former UBS employees, seeking amounts totaling approximately EUR 2.1 billion, which includes amounts that the funds may be held liable to pay the trustee for the liquidation of BMIS (BMIS Trustee).

Note 16  Provisions and contingent liabilities (continued)

A large number of alleged beneficiaries have filed claims against UBS entities (and non-UBS entities) for purported losses relating to the Madoff fraud. The majority of these cases have been filed in Luxembourg, where decisions that the claims in eight test cases were inadmissible have been affirmed by the Luxembourg Court of Appeal, and the Luxembourg Supreme Court has dismissed a further appeal in one of the test cases.

In the US, the BMIS Trustee filed claims against UBS entities, among others, in relation to the two Luxembourg funds and one of the offshore funds. The total amount claimed against all defendants in these actions was not less than USD 2 billion. In 2014, the US Supreme Court rejected the BMIS Trustee’s motion for leave to appeal decisions dismissing all claims except those for the recovery of approximately USD 125 million of payments alleged to be fraudulent conveyances and preference payments. In 2016, the bankruptcy court dismissed these claims against the UBS entities. The BMIS Trustee appealed. In February 2019, the Court of Appeals reversed the dismissal of the BMIS Trustee’s remaining claims. The defendants, including UBS, are preparing a petition to the US Supreme Court requesting that it review the Court of Appeals’ decision. The bankruptcy proceedings have been stayed pending a decision with respect to that petition.

4. Puerto Rico

Declines since 2013 in the market prices of Puerto Rico municipal bonds and of closed-end funds (funds) that are sole-managed and co-managed by UBS Trust Company of Puerto Rico and distributed by UBS Financial Services Incorporated of Puerto Rico (UBS PR) have led to multiple regulatory inquiries, as well as customer complaints and arbitrations with aggregate claimed damages of USD 3.2 billion, of which claims with aggregate claimed damages of USD 2.2 billion have been resolved through settlements, arbitration or withdrawal of the claim. The claims have been filed by clients in Puerto Rico who own the funds or Puerto Rico municipal bonds and / or who used their UBS account assets as collateral for UBS non-purpose loans; customer complaint and arbitration allegations include fraud, misrepresentation and unsuitability of the funds and of the loans.

A shareholder derivative action was filed in 2014 against various UBS entities and current and certain former directors of the funds, alleging hundreds of millions of US dollars in losses in the funds. In 2015, defendants’ motion to dismiss was denied and a request for permission to appeal that ruling was denied by the Puerto Rico Supreme Court. In 2014, a federal class action complaint also was filed against various UBS entities, certain members of UBS PR senior management and the co-manager of certain of the funds, seeking damages for investor losses in the funds during the period from May 2008 through May 2014. Following denial of the plaintiffs’ motion for class certification, the case was dismissed in October 2018.

In 2014 and 2015, UBS entered into settlements with the Office of the Commissioner of Financial Institutions for the Commonwealth of Puerto Rico, the US Securities and Exchange Commission (SEC) and the Financial Industry Regulatory Authority in relation to their examinations of UBS’s operations.

In 2011, a purported derivative action was filed on behalf of the Employee Retirement System of the Commonwealth of Puerto Rico (System) against over 40 defendants, including UBS PR, which was named in connection with its underwriting and consulting services. Plaintiffs alleged that defendants violated their purported fiduciary duties and contractual obligations in connection with the issuance and underwriting of USD 3 billion of bonds by the System in 2008 and sought damages of over USD 800 million. In 2016, the court granted the System’s request to join the action as a plaintiff, but ordered that plaintiffs must file an amended complaint. In 2017, the court denied defendants’ motion to dismiss the amended complaint.

Beginning in 2015, and continuing through 2017, certain agencies and public corporations of the Commonwealth of Puerto Rico (Commonwealth) defaulted on certain interest payments on Puerto Rico bonds. In 2016, US federal legislation created an oversight board with power to oversee Puerto Rico’s finances and to restructure its debt. The oversight board has imposed a stay on the exercise of certain creditors’ rights. In 2017, the oversight board placed certain of the bonds into a bankruptcy-like proceeding under the supervision of a Federal District Judge. These events, further defaults or any further legislative action to create a legal means of restructuring Commonwealth obligations or to impose additional oversight on the Commonwealth’s finances, or any restructuring of the Commonwealth’s obligations, may increase the number of claims against UBS concerning Puerto Rico securities, as well as potential damages sought.

In May 2019 the oversight board filed complaints in Puerto Rico federal district court bringing claims against financial, legal and accounting firms that had participated in Puerto Rico municipal bond offerings, including UBS, seeking a return of underwriting and swap fees paid in connection with those offerings. UBS estimates that it received approximately USD 125 million in fees in the relevant offerings.

Our balance sheet at 30 June 2019 reflected provisions with respect to matters described in this item 4 in amounts that UBS believes to be appropriate under the applicable accounting standard. As in the case of other matters for which we have established provisions, the future outflow of resources in respect of such matters cannot be determined with certainty based on currently available information and accordingly may ultimately prove to be substantially greater (or may be less) than the provisions that we have recognized.

Notes to the UBS Group AG interim consolidated financial statements (unaudited)

Note 16  Provisions and contingent liabilities (continued)

5. Foreign exchange, LIBOR and benchmark rates, and other trading practices

Foreign exchange-related regulatory matters: Beginning in 2013, numerous authorities commenced investigations concerning possible manipulation of foreign exchange markets and precious metals prices. In 2014 and 2015, UBS reached settlements with the UK Financial Conduct Authority (FCA) and the US Commodity Futures Trading Commission (CFTC) in connection with their foreign exchange investigations, FINMA issued an order concluding its formal proceedings relating to UBS’s foreign exchange and precious metals businesses, and the Board of Governors of the Federal Reserve System (Federal Reserve Board) and the Connecticut Department of Banking issued a Cease and Desist Order and assessed monetary penalties against UBS AG. In 2015, the DOJ’s Criminal Division terminated the 2012 non-prosecution agreement with UBS AG related to UBS’s submissions of benchmark interest rates, and UBS AG pleaded guilty to one count of wire fraud, paid a fine and is subject to probation through January 2020. In 2019 the European Commission announced two decisions with respect to foreign exchange trading. UBS was granted immunity by the European Commission in these matters and therefore was not fined. UBS has ongoing obligations to cooperate with these authorities and to undertake certain remediation measures. UBS has also been granted conditional immunity by the Antitrust Division of the DOJ and by authorities in other jurisdictions in connection with potential competition law violations relating to foreign exchange and precious metals businesses. Investigations relating to foreign exchange matters by certain authorities remain ongoing notwithstanding these resolutions.

Foreign exchange-related civil litigation: Putative class actions have been filed since 2013 in US federal courts and in other jurisdictions against UBS and other banks on behalf of putative classes of persons who engaged in foreign currency transactions with any of the defendant banks. UBS has resolved US federal court class actions relating to foreign currency transactions with the defendant banks and persons who transacted in foreign exchange futures contracts and options on such futures under a settlement agreement that provides for UBS to pay an aggregate of USD 141 million and provide cooperation to the settlement classes. Certain class members have excluded themselves from that settlement and have filed individual actions in US and English courts against UBS and other banks, alleging violations of US and European competition laws and unjust enrichment.

In 2015, a putative class action was filed in federal court against UBS and numerous other banks on behalf of persons and businesses in the US who directly purchased foreign currency from the defendants and alleged co-conspirators for their own end use. In March 2017, the court granted UBS’s (and the other banks’) motions to dismiss the complaint. The plaintiffs filed an amended complaint in August 2017. In March 2018, the court denied the defendants’ motions to dismiss the amended complaint.

In 2017, two putative class actions were filed in federal court in New York against UBS and numerous other banks on behalf of persons and entities who had indirectly purchased foreign exchange instruments from a defendant or co-conspirator in the US, and a consolidated complaint was filed in June 2017. In March 2018, the court dismissed the consolidated complaint. In October 2018, the court granted plaintiffs’ motion seeking leave to file an amended complaint.

LIBOR and other benchmark-related regulatory matters: Numerous government agencies, including the SEC, the CFTC, the DOJ, the FCA, the UK Serious Fraud Office, the Monetary Authority of Singapore, the Hong Kong Monetary Authority, FINMA, various state attorneys general in the US and competition authorities in various jurisdictions have conducted or are continuing to conduct investigations regarding potential improper attempts by UBS, among others, to manipulate LIBOR and other benchmark rates at certain times. In 2012, UBS reached settlements relating to benchmark interest rates with the UK Financial Services Authority, the CFTC and the Criminal Division of the DOJ, and FINMA issued an order in its proceedings with respect to UBS relating to benchmark interest rates. In addition, UBS entered into settlements with the European Commission and with the Swiss Competition Commission (WEKO) regarding its investigation of bid-ask spreads in connection with Swiss franc interest rate derivatives. UBS has ongoing obligations to cooperate with the authorities with whom we have reached resolutions and to undertake certain remediation measures with respect to benchmark interest rate submissions. In December 2018, UBS entered into a settlement agreement with the New York and other state attorneys general under which it has paid USD 68 million to resolve claims by the attorneys general related to LIBOR. UBS has been granted conditional leniency or conditional immunity from authorities in certain jurisdictions, including the Antitrust Division of the DOJ and WEKO, in connection with potential antitrust or competition law violations related to certain rates. However, UBS has not reached a final settlement with WEKO, as the Secretariat of WEKO has asserted that UBS does not qualify for full immunity.

Note 16  Provisions and contingent liabilities (continued)

LIBOR and other benchmark-related civil litigation: A number of putative class actions and other actions are pending in the federal courts in New York against UBS and numerous other banks on behalf of parties who transacted in certain interest rate benchmark-based derivatives. Also pending in the US and in other jurisdictions are a number of other actions asserting losses related to various products whose interest rates were linked to LIBOR and other benchmarks, including adjustable rate mortgages, preferred and debt securities, bonds pledged as collateral, loans, depository accounts, investments and other interest-bearing instruments. The complaints allege manipulation, through various means, of certain benchmark interest rates, including USD LIBOR, Euroyen TIBOR, Yen LIBOR, EURIBOR, CHF LIBOR, GBP LIBOR, USD and SGD SIBOR and SOR and Australian BBSW, and seek unspecified compensatory and other damages under varying legal theories.

USD LIBOR class and individual actions in the US: In 2013 and 2015, the district court in the USD LIBOR actions dismissed, in whole or in part, certain plaintiffs’ antitrust claims, federal racketeering claims, CEA claims, and state common law claims. Although the Second Circuit vacated the district court’s judgment dismissing antitrust claims, the district court again dismissed antitrust claims against UBS in 2016. Certain plaintiffs have appealed that decision to the Second Circuit. Separately, in 2018, the Second Circuit reversed in part the district court’s 2015 decision dismissing certain individual plaintiffs’ claims. UBS entered into an agreement in 2016 with representatives of a class of bondholders to settle their USD LIBOR class action. The agreement has received preliminary court approval and remains subject to final approval. In 2018, the district court denied plaintiffs’ motions for class certification in the USD class actions for claims pending against UBS, and plaintiffs sought permission to appeal that ruling to the Second Circuit. In July 2018, the Second Circuit denied the petition to appeal of the class of USD lenders and in November 2018 denied the petition of the USD exchange class. In January 2019, a putative class action was filed in the District Court for the Southern District of New York against UBS and numerous other banks on behalf of US residents who, since 1 February 2014, directly transacted with a defendant bank in USD LIBOR instruments. The complaint asserts antitrust and unjust enrichment claims.

Other benchmark class actions in the US: In 2014, the court in one of the Euroyen TIBOR lawsuits dismissed certain of the plaintiffs’ claims, including a federal antitrust claim, for lack of standing. In 2015, this court dismissed the plaintiffs’ federal racketeering claims on the same basis and affirmed its previous dismissal of the plaintiffs’ antitrust claims against UBS. In 2017, this court also dismissed the other Yen LIBOR / Euroyen TIBOR action in its entirety on standing grounds, as did the court in the CHF LIBOR action. Also in 2017, the courts in the EURIBOR lawsuit dismissed the cases as to UBS and certain other foreign defendants for lack of personal jurisdiction. In October 2018, the court in the SIBOR / SOR action dismissed all but one of plaintiffs’ claims against UBS. Plaintiffs in the CHF LIBOR and SIBOR / SOR actions have filed amended complaints following the dismissals, which UBS and other defendants have moved to dismiss. In November 2018, the court in the BBSW lawsuit dismissed the case as to UBS and certain other foreign defendants for lack of personal jurisdiction. Following that dismissal, plaintiffs in the BBSW action filed an amended complaint in April 2019, which UBS and other defendants named in the amended complaint have moved to dismiss. UBS and other defendants also moved to dismiss the GBP LIBOR action in December 2016, but that motion was denied as to UBS in December 2018. UBS moved for reconsideration of that decision in January 2019.

Government bonds: Putative class actions have been filed since 2015 in US federal courts against UBS and other banks on behalf of persons who participated in markets for US Treasury securities since 2007. A consolidated complaint was filed in 2017 in the US District Court for the Southern District of New York alleging that the banks colluded with respect to, and manipulated prices of, US Treasury securities sold at auction and in the secondary market and asserting claims under the antitrust laws and for unjust enrichment. Defendants’ motions to dismiss the consolidated complaint are pending.

UBS and reportedly other banks are responding to investigations and requests for information from various authorities regarding US Treasury securities and other government bond trading practices. As a result of its review to date, UBS has taken appropriate action.

With respect to additional matters and jurisdictions not encompassed by the settlements and orders referred to above, our balance sheet at 30 June 2019 reflected a provision in an amount that UBS believes to be appropriate under the applicable accounting standard. As in the case of other matters for which we have established provisions, the future outflow of resources in respect of such matters cannot be determined with certainty based on currently available information and accordingly may ultimately prove to be substantially greater (or may be less) than the provision that we have recognized.

6. Swiss retrocessions

The Federal Supreme Court of Switzerland ruled in 2012, in a test case against UBS, that distribution fees paid to a firm for distributing third-party and intra-group investment funds and structured products must be disclosed and surrendered to clients who have entered into a discretionary mandate agreement with the firm, absent a valid waiver.

FINMA has issued a supervisory note to all Swiss banks in response to the Supreme Court decision. UBS has met the FINMA requirements and has notified all potentially affected clients.

Notes to the UBS Group AG interim consolidated financial statements (unaudited)

Note 16  Provisions and contingent liabilities (continued)

The Supreme Court decision has resulted, and may continue to result, in a number of client requests for UBS to disclose and potentially surrender retrocessions. Client requests are assessed on a case-by-case basis. Considerations taken into account when assessing these cases include, among other things, the existence of a discretionary mandate and whether or not the client documentation contained a valid waiver with respect to distribution fees.

Our balance sheet at 30 June 2019 reflected a provision with respect to matters described in this item 6 in an amount that UBS believes to be appropriate under the applicable accounting standard. The ultimate exposure will depend on client requests and the resolution thereof, factors that are difficult to predict and assess. Hence, as in the case of other matters for which we have established provisions, the future outflow of resources in respect of such matters cannot be determined with certainty based on currently available information and accordingly may ultimately prove to be substantially greater (or may be less) than the provision that we have recognized.

Note 17   Guarantees, commitments and forward starting transactions

The table below presents the maximum irrevocable amount of guarantees, commitments and forward starting transactions.

USD million	30.6.19				31.3.19				31.12.18
	Gross		Sub- partici- pations	Net	Gross		Sub- partici- pations	Net	Gross		Sub- partici- pations	Net
	Measured at fair value	Not measured at fair value			Measured at fair value	Not measured at fair value			Measured at fair value	Not measured at fair value
Total guarantees	1,830	16,810	(2,929)	15,712	1,840	17,434	(2,760)	16,514	1,639	18,146	(2,803)	16,982
Loan commitments	3,990	27,463	(675)	30,778	6,401	27,919	(690)	33,630	3,535	31,212	(647)	34,099
Forward starting transactions[1]
Reverse repurchase agreements	32,037	2,240			29,284	2,038			8,117	925
Securities borrowing agreements		19				20				12
Repurchase agreements	17,700	1,138			15,321	629			7,926	400
1 Cash to be paid in the future by either UBS or the counterparty.

Note 18   Currency translation rates

The following table shows the rates of the main currencies used to translate the financial information of UBS’s operations with a functional currency other than the US dollar into US dollars.

	Closing exchange rate				Average rate[1]
	As of				For the quarter ended			Year-to-date
	30.6.19	31.3.19	31.12.18	30.6.18	30.6.19	31.3.19	30.6.18	30.6.19	30.6.18
1 CHF	1.02	1.00	1.02	1.01	1.00	1.00	1.01	1.00	1.03
1 EUR	1.14	1.12	1.15	1.17	1.13	1.14	1.18	1.13	1.21
1 GBP	1.27	1.30	1.28	1.32	1.28	1.31	1.34	1.30	1.37
100 JPY	0.93	0.90	0.91	0.90	0.92	0.91	0.91	0.91	0.92

1 Monthly income statement items of operations with a functional currency other than the US dollar are translated with month-end rates into US dollars. Disclosed average rates for a quarter represent an average of three month-end rates, weighted according to the income and expense volumes of all operations of the Group with the same functional currency for each month. Weighted average rates for individual business divisions may deviate from the weighted average rates for the Group.

UBS AG interim consolidated financial
information (unaudited)

This section contains a comparison of selected financial and capital information between UBS Group AG consolidated and UBS AG consolidated. Refer to the UBS AG second quarter 2019 report, which will be available as of 26 July 2019 under “Quarterly reporting” at www.ubs.com/investors, for the interim consolidated financial statements of UBS AG.

Comparison between UBS Group AG consolidated and UBS AG consolidated

The accounting policies applied under International Financial Reporting Standards (IFRS) to both UBS Group AG and UBS AG consolidated financial statements are identical. However, there are certain scope and presentation differences as noted below:

–   Assets, liabilities, operating income, operating expenses and operating profit before tax relating to UBS Group AG and its directly held subsidiaries, including UBS Business Solutions AG, are reflected in the consolidated financial statements of UBS Group AG but not of UBS AG. UBS AG’s assets, liabilities, operating income and operating expenses related to transactions with UBS Group AG and its directly held subsidiaries, including UBS Business Solutions AG and other shared services subsidiaries, are not subject to elimination in the UBS AG consolidated financial statements, but are eliminated in the UBS Group AG consolidated financial statements. UBS Business Solutions AG and other shared services subsidiaries of UBS Group AG charge other legal entities within the UBS AG consolidation scope for services provided, including a markup on costs incurred.

–   UBS Group AG consolidated equity was USD 0.8 billion higher than the equity of UBS AG consolidated as of 30 June 2019, mainly driven by higher dividends paid by UBS AG to UBS Group AG compared with the dividend distributions of UBS Group AG, as well as higher retained earnings in the UBS Group AG consolidated financial statements, largely related to the aforementioned markup charged by shared services subsidiaries of UBS Group AG to other legal entities in the UBS AG scope of consolidation. These effects were partly offset by additional share premium recognized at the UBS AG consolidated level related to the establishment of UBS Group AG and UBS Business Solutions AG, a wholly owned subsidiary of UBS Group AG. UBS Group AG is also the grantor of the majority of the compensation plans of the Group and recognizes share premium for equity-settled awards granted, partly offset by the treasury shares held to hedge the related share delivery obligation and those acquired as part of our share repurchase program.

–   Going concern capital of UBS AG consolidated was USD 3.5 billion lower than going concern capital of UBS Group AG consolidated as of 30 June 2019, reflecting additional tier 1 (AT1) capital of USD 4.4 billion partly offset by higher common equity tier 1 (CET1) capital of USD 0.9 billion.

–   CET1 capital of UBS AG consolidated was USD 0.9 billion higher than that of UBS Group AG consolidated as of 30 June 2019. The difference in CET1 capital was primarily due to compensation-related regulatory capital accruals at the UBS Group AG level, partly offset by differences in equity, as mentioned above.

–   Going concern loss-absorbing AT1 capital of UBS AG consolidated was USD 4.4 billion lower than that of UBS Group AG consolidated as of 30 June 2019, reflecting Deferred Contingent Capital Plan awards and AT1 capital notes. These AT1 capital notes were issued by UBS Group Funding (Switzerland) AG, a direct subsidiary of UBS Group AG, after the implementation of the new Swiss SRB framework, and only qualify as gone concern loss-absorbing capacity at the UBS AG consolidated level.

Notes to the UBS Group AG interim consolidated financial statements (unaudited)

Comparison between UBS Group AG consolidated and UBS AG consolidated
	As of or for the quarter ended 30.6.19
USD million, except where indicated	UBS Group AG (consolidated)	UBS AG (consolidated)	Difference (absolute)

Income statement
Operating income	7,532	7,632	(100)
Operating expenses	5,773	5,975	(202)
Operating profit / (loss) before tax	1,759	1,657	102
of which: Global Wealth Management	874	857	17
of which: Personal & Corporate Banking	390	392	(2)
of which: Asset Management	124	124	0
of which: Investment Bank	427	419	8
of which: Corporate Center	(56)	(135)	79
Net profit / (loss)	1,393	1,308	85
of which: net profit / (loss) attributable to shareholders	1,392	1,307	85
of which: net profit / (loss) attributable to non-controlling interests	1	1	0

Statement of comprehensive income
Other comprehensive income	1,080	1,076	4
of which: attributable to shareholders	1,086	1,082	4
of which: attributable to non-controlling interests	(6)	(6)	0
Total comprehensive income	2,473	2,384	89
of which: attributable to shareholders	2,478	2,389	89
of which: attributable to non-controlling interests	(5)	(5)	0

Balance sheet
Total assets	968,728	968,645	83
Total liabilities	915,378	916,116	(738)
Total equity	53,350	52,529	821
of which: equity attributable to shareholders	53,180	52,359	821
of which: equity attributable to non-controlling interests	170	170	0

Capital information
Common equity tier 1 capital	34,948	35,881	(933)
Going concern capital	49,993	46,500	3,493
Risk-weighted assets	262,135	261,364	772
Common equity tier 1 capital ratio (%)	13.3	13.7	(0.4)
Going concern capital ratio (%)	19.1	17.8	1.3
Total loss-absorbing capacity ratio (%)	33.3	33.0	0.3
Leverage ratio denominator	911,379	911,601	(221)
Common equity tier 1 leverage ratio (%)	3.83	3.94	(0.10)
Going concern leverage ratio (%)	5.5	5.1	0.4
Total loss-absorbing capacity leverage ratio (%)	9.6	9.5	0.1

As of or for the quarter ended 31.3.19			As of or for the quarter ended 31.12.18
UBS Group AG (consolidated)	UBS AG (consolidated)	Difference (absolute)	UBS Group AG (consolidated)	UBS AG (consolidated)	Difference (absolute)

7,218	7,343	(125)	6,972	7,083	(111)
5,672	5,890	(217)	6,492	6,667	(176)
1,546	1,454	92	481	416	65
863	848	16	327	316	11
387	386	1	644	645	(1)
103	103	0	106	105	1
207	187	20	(78)	(79)	1
(15)	(71)	56	(518)	(571)	53
1,139	1,067	72	315	273	42
1,141	1,069	72	315	272	42
(2)	(2)	0	1	1	0

(100)	(90)	(10)	893	895	(2)
(104)	(94)	(10)	892	894	(2)
4	4	0	1	1	0
1,039	977	62	1,208	1,168	41
1,037	974	62	1,207	1,166	41
2	2	0	2	2	0

956,579	956,737	(158)	958,489	958,055	434
902,739	903,348	(609)	905,386	905,624	(238)
53,840	53,389	451	53,103	52,432	671
53,667	53,216	451	52,928	52,256	671
173	173	0	176	176	0

34,658	34,933	(275)	34,119	34,608	(489)
49,436	45,368	4,068	46,279	42,413	3,865
267,556	266,581	976	263,747	262,840	907
13.0	13.1	(0.2)	12.9	13.2	(0.2)
18.5	17.0	1.5	17.5	16.1	1.4
32.7	32.2	0.5	31.7	31.3	0.5
910,993	911,410	(417)	904,598	904,458	140
3.80	3.83	(0.03)	3.77	3.83	(0.05)
5.4	5.0	0.4	5.1	4.7	0.4
9.6	9.4	0.2	9.3	9.1	0.2

Significant regulated subsidiary and sub-group information

Unaudited

Financial and regulatory key figures for our significant regulated subsidiaries and sub-groups

	UBS AG (standalone)		UBS Switzerland AG (standalone)		UBS Europe SE (consolidated)[1]		UBS Americas Holding LLC (consolidated)
	USD million, except where indicated		CHF million, except where indicated		EUR million, except where indicated		USD million, except where indicated
As of or for the quarter ended	30.6.19	31.3.19	30.6.19	31.3.19	30.6.19	31.3.19	30.6.19	31.3.19

Financial information[2,3,4]
Income statement
Total operating income	4,839	2,237	1,812	2,060	256	193	3,239	2,933
Total operating expenses	1,815	2,200	1,618	1,600	204	186	2,721	2,626
Operating profit / (loss) before tax	3,025	37	194	460	52	7	518	307
Net profit / (loss)	2,997	55	142	360	57	11	250	225
Balance sheet
Total assets	500,958	498,426	295,749	295,806	60,987	56,687	135,542	140,376
Total liabilities	450,049	447,264	283,612	281,612	56,576	51,972	106,973	112,662
Total equity	50,909	51,162	12,137	14,194	4,410	4,715	28,569	27,714

Capital[5,6]
Common equity tier 1 capital	51,261	49,024	10,654	10,463	3,543	3,568	12,900	12,028
Additional tier 1 capital	10,619	10,435	4,240	4,248	290	290	2,154	2,141
Tier 1 capital	61,880	59,460	14,894	14,712	3,833	3,858	15,055	14,170
Total going concern capital	67,485	65,472	14,894	14,712
Tier 2 capital							718	713
Total gone concern loss-absorbing capacity			10,924	10,945
Total capital					3,833	3,858	15,772	14,882
Total loss-absorbing capacity			25,818	25,657

Risk-weighted assets and leverage ratio denominator[5,6]
Risk-weighted assets	294,348	300,734	96,640	96,067	13,725	14,432	53,892	55,313
Leverage ratio denominator	618,704	617,329	311,212	310,545	52,291	51,060	123,008	124,981

Capital and leverage ratios (%)[5,6]
Common equity tier 1 capital ratio	17.4	16.3	11.0	10.9	25.8	24.7	23.9	21.7
Tier 1 capital ratio					27.9	26.7	27.9	25.6
Going concern capital ratio	22.9	21.8	15.4	15.3
Total capital ratio					27.9	26.7	29.3	26.9
Total loss-absorbing capacity ratio			26.7	26.7
Leverage ratio[7]	10.9	10.6			7.3	7.6	12.2	11.3
Total loss-absorbing capacity leverage ratio			8.3	8.3

Liquidity[6,8,9]
High-quality liquid assets (billion)	82	87	67	71	14	15
Net cash outflows (billion)	57	51	49	52	8	7
Liquidity coverage ratio (%)[10,11]	145	169	138	137	177	214

Other
Joint and several liability between UBS AG and UBS Switzerland AG (billion)[12]			22	26

1 As a result of the cross-border merger of UBS Limited into UBS Europe SE effective 1 March 2019, UBS Europe SE has become a significant regulated subsidiary of UBS Group AG. The size, scope and business model of the merged entity is now materially different. For more information on the cross-border merger of UBS Limited into UBS Europe SE, refer to the “Recent developments” section in our first quarter 2019 report.    2 UBS AG and UBS Switzerland AG financial information is prepared in accordance with Swiss GAAP (FINMA Circular 2015/1 and Banking Ordinance), but does not represent interim financial statements under Swiss GAAP.    3 UBS Europe SE financial information is prepared in accordance with International Financial Reporting Standards (IFRS), but does not represent interim financial statements under IFRS.    4 UBS Americas Holding LLC financial information is prepared in accordance with accounting principles generally accepted in the US (US GAAP), but does not represent interim financial statements under US GAAP.    5 For UBS AG and UBS Switzerland AG, based on applicable transitional arrangements for Swiss systemically relevant banks (SRBs). For UBS Europe SE, based on applicable EU Basel III rules.    6 Refer to the 30 June 2019 Pillar 3 report, which will be available as of 27 August 2019 under “Pillar 3 disclosures” at www.ubs.com/investors for more information.    7 For UBS AG, on the basis of going concern capital. On the basis of tier 1 capital for UBS Europe SE and UBS Americas Holding LLC.    8 There was no local disclosure requirement for UBS Americas Holding LLC as of 30 June 2019 and 31 March 2019.    9 For UBS Europe SE, figures as of 30 June 2019 are based on a four-month average rather than a twelve-month average, as data produced on the same basis is only available for the period since the cross-border merger. For 31 March 2019, month-end reporting date values are disclosed.    10 UBS AG is required to maintain a minimum liquidity coverage ratio of 105% as communicated by FINMA.    11 UBS Switzerland AG, as a Swiss SRB, is required to maintain a minimum liquidity coverage ratio of 100%.    12 Refer to the “Capital management” section of our Annual Report 2018 for more information on the joint and several liability. Under certain circumstances, the Swiss Banking Act and FINMA’s Banking Insolvency Ordinance authorize FINMA to modify, extinguish or convert to common equity liabilities of a bank in connection with a resolution or insolvency of such bank.

Significant regulated subsidiary and sub-group information

UBS Group AG is a holding company and conducts substantially all of its operations through UBS AG and its subsidiaries. UBS Group AG and UBS AG contribute a significant portion of their respective capital and provide substantial liquidity to subsidiaries. Many of these subsidiaries are subject to regulations requiring compliance with minimum capital, liquidity and similar requirements. The tables in this section summarize the regulatory capital components and capital ratios of our significant regulated subsidiaries and sub-groups determined under the regulatory framework of each subsidiary’s or sub-group’s home jurisdiction.

Supervisory authorities generally have discretion to impose higher requirements or to otherwise limit the activities of subsidiaries. Supervisory authorities also may require entities to measure capital and leverage ratios on a stressed basis and may limit the ability of an entity to engage in new activities or take capital actions based on the results of those tests.

In June 2019, the Federal Reserve Board released the results of its Comprehensive Capital Analysis and Review (CCAR) and did not object to the capital plan of UBS Americas Holding LLC, our US intermediate holding company.

Standalone financial information for UBS AG,  UBS Switzerland AG as well as UBS Group AG will be available as of 26 July 2019 under “Complementary financial information” at www.ubs.com/investors.

Standalone regulatory information for UBS AG and UBS Switzerland AG as well as consolidated regulatory information for UBS Europe SE and UBS Americas Holding LLC is provided in the 30 June 2019 Pillar 3 report, which will be available as of 27 August 2019 under “Pillar 3 disclosures” at www.ubs.com/investors.

Selected financial and regulatory information for UBS AG consolidated is included in the key figures table below. Refer also to the UBS AG second quarter 2019 report, which will be available as of 26 July 2019 under “Quarterly reporting” at www.ubs.com/investors.

UBS AG consolidated key figures
	As of or for the quarter ended				As of or year-to-date
USD million, except where indicated	30.6.19	31.3.19	31.12.18	30.6.18	30.6.19	30.6.18
Results
Operating income	7,632	7,343	7,083	7,732	14,975	16,033
Operating expenses	5,975	5,890	6,667	6,154	11,864	12,557
Operating profit / (loss) before tax	1,657	1,454	416	1,579	3,110	3,476
Net profit / (loss) attributable to shareholders	1,307	1,069	272	1,281	2,375	2,692
Profitability and growth[1]
Return on equity (%)[2]	9.9	8.1	2.1	9.9	9.0	10.3
Return on tangible equity (%)[3]	11.3	9.3	2.4	11.3	10.3	11.8
Return on common equity tier 1 capital (%)[4]	14.8	12.3	3.1	14.8	13.5	15.6
Return on risk-weighted assets, gross (%)[5]	11.6	11.1	11.0	11.9	11.4	12.5
Return on leverage ratio denominator, gross (%)[5]	3.4	3.2	3.1	3.4	3.3	3.5
Cost / income ratio (%)[6]	78.2	80.0	93.4	79.3	79.1	78.1
Net profit growth (%)[7]	2.0	(24.3)		16.4	(11.8)	16.4
Resources
Total assets	968,645	956,737	958,055	953,638	968,645	953,638
Equity attributable to shareholders	52,359	53,216	52,256	50,391	52,359	50,391
Common equity tier 1 capital[8]	35,881	34,933	34,608	33,984	35,881	33,984
Risk-weighted assets[8]	261,364	266,581	262,840	253,873	261,364	253,873
Common equity tier 1 capital ratio (%)[8]	13.7	13.1	13.2	13.4	13.7	13.4
Going concern capital ratio (%)[8]	17.8	17.0	16.1	16.2	17.8	16.2
Total loss-absorbing capacity ratio (%)[8]	33.0	32.2	31.3	31.7	33.0	31.7
Leverage ratio denominator[8]	911,601	911,410	904,458	911,453	911,601	911,453
Common equity tier 1 leverage ratio (%)[8]	3.94	3.83	3.83	3.73	3.94	3.73
Going concern leverage ratio (%)[8]	5.1	5.0	4.7	4.5	5.1	4.5
Total loss-absorbing capacity leverage ratio (%)[8]	9.5	9.4	9.1	8.8	9.5	8.8
Other
Invested assets (USD billion)[9]	3,381	3,318	3,101	3,271	3,381	3,271
Personnel (full-time equivalents)[10]	47,072	47,773	47,643	46,597	47,072	46,597

1 Refer to the “Performance targets and measurement” section of our Annual Report 2018 for more information on our performance targets.    2 Calculated as net profit attributable to shareholders (annualized as applicable) / average equity attributable to shareholders.    3 Calculated as net profit attributable to shareholders (annualized as applicable) / average equity attributable to shareholders less average goodwill and intangible assets. Effective 1 January 2019, the definition of the numerator for return on tangible equity has been revised to align with numerators for return on equity and return on CET1 capital; i.e., we no longer adjust for amortization and impairment of goodwill and intangible assets. Prior periods have been restated.    4 Calculated as net profit attributable to shareholders (annualized as applicable) / average common equity tier 1 capital.    5 Calculated as operating income before credit loss expense or recovery (annualized as applicable) / average risk-weighted assets and average leverage ratio denominator, respectively.    6 Calculated as operating expenses / operating income before credit loss expense or recovery.    7 Calculated as change in net profit attributable to shareholders from continuing operations between current and comparison periods / net profit attributable to shareholders from continuing operations of comparison period.    8 Based on the Swiss systemically relevant bank framework as of 1 January 2020. Refer to the “Capital management” section of this report for more information.    9 Includes invested assets for Global Wealth Management, Asset Management and Personal & Corporate Banking.    10 As of 30 June 2019, the breakdown of personnel by business division and Corporate Center was: Global Wealth Management: 22,883; Personal & Corporate Banking: 5,097; Asset Management: 2,240; Investment Bank: 4,999; Corporate Center: 11,854.

Abbreviations frequently used in our financial reports

A

ABS                 asset-backed security

AEI                  automatic exchange of information

AGM               annual general meeting of shareholders

A-IRB              advanced internal
ratings-based

AI                    artificial intelligence

AIV                  alternative investment vehicle

ALCO              Asset and Liability Management Committee

AMA               advanced measurement approach

AML                anti-money laundering

AoA                Articles of Association of UBS Group AG

ASF                  available stable funding

ASFA               advanced supervisory formula approach

AT1                 additional tier 1

AuM               assets under management

B

BCBS               Basel Committee on
Banking Supervision

BD                   business division

BEAT               base erosion and anti-abuse tax

BIS                   Bank for International Settlements

BoD                 Board of Directors

BSC                 Business Solutions Center

BVG                Swiss occupational
pension plan

C

CAO                Capital Adequacy Ordinance

CC                   Corporate Center

CCAR              Comprehensive Capital Analysis and Review

CCB                countercyclical buffer

CCF                 credit conversion factor

CCP                 central counterparty

CCR                counterparty credit risk

CCRC              Corporate Culture and Responsibility Committee

CDO                collateralized debt
obligation

CDR                constant default rate

CDS                 credit default swap

CEA                 Commodity Exchange Act

CECL               current expected credit loss

CEM                current exposure method

CEO                Chief Executive Officer

CET1               common equity tier 1

CFO                 Chief Financial Officer

CFTC               US Commodity Futures Trading Commission

CHF                 Swiss franc

CIC                  Corporate Institutional Clients

CIO                 Chief Investment Office

CLN                 credit-linked note

CLO                 collateralized loan obligation

CLS                  continuous linked settlement

CMBS             commercial mortgage-backed security

C&ORC           Compliance & Operational Risk Control

CRD IV            EU Capital Requirements Directive of 2013

CSO                Client Strategy Office

CVA                credit valuation adjustment

D

DBO                defined benefit obligation

DCCP              Deferred Contingent Capital Plan

DJSI                 Dow Jones Sustainability Indices

DOJ                 US Department of Justice

DOL                 US Department of Labor

D-SIB               domestic systemically important bank

DTA                 deferred tax asset

DVA                debit valuation adjustment

E

EAD                 exposure at default

EBA                 European Banking Authority

EC                   European Commission

ECB                 European Central Bank

ECL                  expected credit loss(es)

EIR                   effective interest rate

EL                    expected loss

EMEA              Europe, Middle East and Africa

EOP                 Equity Ownership Plan

EPE                  expected positive exposure

EPS                  earnings per share

ERISA              Employee Retirement Income Security Act of 1974

ESG                 environmental, social and governance

ESMA              European Securities and Markets Authority

ESR                  environmental and social risk

ETD                 exchange-traded derivative

ETF                  exchange-traded fund

EU                   European Union

EUR                 euro

EURIBOR        Euro Interbank Offered Rate

F

FCA                 UK Financial Conduct
Authority

FCT                  foreign currency translation

FINMA            Swiss Financial Market Supervisory Authority

FINRA              US Financial Industry Regulatory Authority

FMIA               Swiss Financial Market Infrastructure Act

Appendix

Abbreviations frequently used in our financial reports (continued)

FRA                 forward rate agreement

FSB                  Financial Stability Board

FTA                  Swiss Federal Tax Administration

FTD                  first to default

FTP                  funds transfer pricing

FVA                 funding valuation adjustment

FVOCI             fair value through other comprehensive income

FVTPL              fair value through profit or loss

FX                    foreign exchange

G

GAAP              generally accepted
accounting principles

GBP                 pound sterling

GEB                 Group Executive Board

GFA                 Group Franchise Awards

GHG               greenhouse gas

GIA                 Group Internal Audit

GIIPS               Greece, Italy, Ireland,
Portugal and Spain

GMD               Group Managing Director

GRI                  Global Reporting Initiative

Group ALM    Group Asset and Liability Management

G-SIB              global systemically important bank

H

HQLA              high-quality liquid assets

HR                   human resources

I

IAA                  internal assessment approach

IAS                  International Accounting Standards

IASB                International Accounting Standards Board

IBOR               interbank offered rate

IFRIC               International Financial Reporting Interpretations Committee

IFRS                 International Financial Reporting Standards

IHC                  intermediate holding companies

IMA                 internal models approach

IMM                internal model method

IPS                   Investment Platforms and Solutions

IRB                  internal ratings-based

IRC                  incremental risk charge

ISDA                International Swaps and Derivatives Association

K

KRT                 Key Risk Taker

L

LAC                 loss-absorbing capacity

LAS                  liquidity-adjusted stress

LCR                 liquidity coverage ratio

LGD                 loss given default

LIBOR              London Interbank Offered Rate

LLC                  limited liability company

LRD                 leverage ratio denominator

LTV                  loan-to-value

M

MiFID II           Markets in Financial Instruments Directive II

MiFIR              Markets in Financial Instruments Regulation

MRT                Material Risk Taker

MTN                medium-term note

N

NAV                net asset value

NII                   net interest income

NRV                 negative replacement value

NSFR               net stable funding ratio

NYSE               New York Stock Exchange

O

OCA                own credit adjustment

OCI                 other comprehensive income

OECD              Organisation for Economic Co-operation and Development

OIS                  overnight index swap

OTC                over-the-counter

P

PD                   probability of default

PFE                  potential future exposure

PIT                   point in time

P&L                  profit or loss

POCI               purchased or originated credit-impaired

PRA                 UK Prudential Regulation Authority

PRV                 positive replacement value

Q

QRRE              qualifying revolving retail exposures

R

RBA                 role-based allowances

RBC                 risk-based capital

RLN                 reference-linked note

RMBS              residential mortgage-backed securities

RniV                risks not in VaR

RoAE               return on attributed equity

RoCET1          return on CET1

RoE                 return on equity

RoTE               return on tangible equity

RV                   replacement value

RW                  risk weight

RWA               risk-weighted assets

Abbreviations frequently used in our financial reports (continued)

S

SA                   standardized approach

SA-CCR          standardized approach for counterparty credit risk

SAR                 stock appreciation right

SBC                 Swiss Bank Corporation

SCCL               single-counterparty credit limit

SDGs               Sustainable Development Goals

SE                    structured entity

SEC                 US Securities and Exchange Commission

SEEOP             Senior Executive Equity Ownership Plan

SFTs                 securities financing transactions

SI                     sustainable investing

SICR                significant increase in credit risk

SIX                   SIX Swiss Exchange

SMA                standardized measurement approach

SME                small and medium-sized enterprises

SMF                 Senior Management Function

SNB                 Swiss National Bank

SPPI                 solely payments of principal and interest

SRB                 systemically relevant bank

SRM                specific risk measure

SVaR               stressed value-at-risk

T

TBTF                too big to fail

TCJA               US Tax Cuts and Jobs Act

TLAC               total loss-absorbing capacity

TRS                  total return swap

TTC                 through the cycle

U

UoM               units of measure

USD                 US dollar

US IHC            US intermediate holding company

V

VaR                 value-at-risk

This is a general list of the abbreviations frequently used in our financial reporting. Not all of the listed abbreviations may appear in this particular report.

Appendix

Information sources

Reporting publications

Annual publications: Annual Report (SAP no. 80531): Published in English, this single-volume report provides descriptions of: our Group strategy and performance; the strategy and performance of the business divisions and Corporate Center; risk, treasury and capital management; corporate governance, corporate responsibility and our compensation framework, including information on compensation for the Board of Directors and the Group Executive Board members; and financial information, including the financial statements. Auszug aus dem Geschäftsbericht (SAP no. 80531): This publication provides the translation into German of selected sections of the Annual Report. Annual Review (SAP no. 80530): This booklet contains key information on our strategy and performance, with a focus on corporate responsibility at UBS. It is published in English, German, French and Italian. Compensation Report (SAP no. 82307): The report discusses our compensation framework and provides information on compensation for the Board of Directors and the Group Executive Board members. It is available in English and German.

Quarterly publications: The quarterly financial report provides an update on our strategy and performance for the respective quarter. It is available in English.

How to order publications: The annual and quarterly publications are available in .pdf format at www.ubs.com/investors, in the “UBS Group AG and UBS AG consolidated financial information” section, and printed copies can be requested from UBS free of charge. For annual publications, refer to the “Investor services” section at www.ubs.com/investors. Alternatively, they can be ordered by quoting the SAP number and the language preference, where applicable, from UBS AG, F4UK–AUL, P.O. Box, CH-8098 Zurich, Switzerland.

Other information

Website: The “Investor Relations” website at www.ubs.com/
investors provides the following information on UBS: news releases; financial information, including results-related filings with the US Securities and Exchange Commission; information for shareholders, including UBS share price charts as well as data and dividend information, and for bondholders; the UBS corporate calendar; and presentations by management for investors and financial analysts. Information on the internet is available in English, with some information also available in German.

Results presentations: Our quarterly results presentations are webcast live. A playback of most presentations is downloadable at www.ubs.com/presentations.

Messaging service: Email alerts to news about UBS can be subscribed to under ”UBS news alert” at www.ubs.com/investors. Messages are sent in English, German, French or Italian, with an option to select theme preferences for such alerts.

Form 20-F and other submissions to the US Securities and Exchange Commission: We file periodic reports and submit other information about UBS to the US Securities and Exchange Commission (SEC). Principal among these filings is the annual report on Form 20-F, filed pursuant to the US Securities Exchange Act of 1934. The filing of Form 20-F is structured as a wrap-around document. Most sections of the filing can be satisfied by referring to the combined UBS Group AG and UBS AG annual report. However, there is a small amount of additional information in Form 20-F that is not presented elsewhere and is particularly targeted at readers in the US. Readers are encouraged to refer to this additional disclosure. Any document that we file with the SEC is available on the SEC’s website www.sec.gov. Refer to www.ubs.com/investors  for more information.

Cautionary Statement Regarding Forward-Looking Statements | This report contains statements that constitute “forward-looking statements,” including but not limited to management’s outlook for UBS’s financial performance and statements relating to the anticipated effect of transactions and strategic initiatives on UBS’s business and future development. While these forward-looking statements represent UBS’s judgments and expectations concerning the matters described, a number of risks, uncertainties and other important factors could cause actual developments and results to differ materially from UBS’s expectations. These factors include, but are not limited to: (i) the degree to which UBS is successful in the ongoing execution of its strategic plans, including its cost reduction and efficiency initiatives and its ability to manage its levels of risk-weighted assets (RWA) and leverage ratio denominator (LRD), including to counteract regulatory-driven increases, liquidity coverage ratio and other financial resources, and the degree to which UBS is successful in implementing changes to its businesses to meet changing market, regulatory and other conditions; (ii) the continuing low or negative interest rate environment in Switzerland and other jurisdictions, developments in the macroeconomic climate and in the markets in which UBS operates or to which it is exposed, including movements in securities prices or liquidity, credit spreads, and currency exchange rates, and the effects of economic conditions, market developments, and geopolitical tensions on the financial position or creditworthiness of UBS’s clients and counterparties as well as on client sentiment and levels of activity; (iii) changes in the availability of capital and funding, including any changes in UBS’s credit spreads and ratings, as well as availability and cost of funding to meet requirements for debt eligible for total loss-absorbing capacity (TLAC); (iv) changes in or the implementation of financial legislation and regulation in Switzerland, the US, the UK, the European Union and other financial centers that have imposed, or resulted in, or may do so in the future, more stringent or entity-specific capital, TLAC, leverage ratio, liquidity and funding requirements, incremental tax requirements, additional levies, limitations on permitted activities, constraints on remuneration, constraints on transfers of capital and liquidity and sharing of operational costs across the Group or other measures, and the effect these will or would have on UBS’s business activities; (v) the degree to which UBS is successful in implementing further changes to its legal structure to improve its resolvability and meet related regulatory requirements and the potential need to make further changes to the legal structure or booking model of UBS Group in response to legal and regulatory requirements, proposals in Switzerland and other jurisdictions for mandatory structural reform of banks or systemically important institutions or to other external developments, and the extent to which such changes will have the intended effects; (vi) UBS’s ability to maintain and improve its systems and controls for the detection and prevention of money laundering and compliance with sanctions to meet evolving regulatory requirements and expectations, in particular in the US; (vii) the uncertainty arising from the timing and nature of the UK’s exit from the EU; (viii) changes in UBS’s competitive position, including whether differences in regulatory capital and other requirements among the major financial centers will adversely affect UBS’s ability to compete in certain lines of business; (ix) changes in the standards of conduct applicable to our businesses that may result from new regulation or new enforcement of existing standards, including recently enacted and proposed measures to impose new and enhanced duties when interacting with customers and in the execution and handling of customer transactions; (x) the liability to which UBS may be exposed, or possible constraints or sanctions that regulatory authorities might impose on UBS, due to litigation, contractual claims and regulatory investigations, including the potential for disqualification from certain businesses, potentially large fines or monetary penalties, or the loss of licenses or privileges as a result of regulatory or other governmental sanctions, as well as the effect that litigation, regulatory and similar matters have on the operational risk component of our RWA as well as the amount of capital available for return to shareholders; (xi) the effects on UBS’s cross-border banking business of tax or regulatory developments and of possible changes in UBS’s policies and practices relating to this business; (xii) UBS’s ability to retain and attract the employees necessary to generate revenues and to manage, support and control its businesses, which may be affected by competitive factors; (xiii) changes in accounting or tax standards or policies, and determinations or interpretations affecting the recognition of gain or loss, the valuation of goodwill, the recognition of deferred tax assets and other matters; (xiv) UBS’s ability to implement new technologies and business methods, including digital services and technologies and ability to successfully compete with both existing and new financial service providers, some of which may not be regulated to the same extent; (xv) limitations on the effectiveness of UBS’s internal processes for risk management, risk control, measurement and modeling, and of financial models generally; (xvi) the occurrence of operational failures, such as fraud, misconduct, unauthorized trading, financial crime, cyberattacks, and systems failures; (xvii) restrictions on the ability of UBS Group AG to make payments or distributions, including due to restrictions on the ability of its subsidiaries to make loans or distributions, directly or indirectly, or, in the case of financial difficulties, due to the exercise by FINMA or the regulators of UBS’s operations in other countries of their broad statutory powers in relation to protective measures, restructuring and liquidation proceedings; (xviii) the degree to which changes in regulation, capital or legal structure, financial results or other factors may affect UBS’s ability to maintain its stated capital return objective; and (xix) the effect that these or other factors or unanticipated events may have on our reputation and the additional consequences that this may have on our business and performance. The sequence in which the factors above are presented is not indicative of their likelihood of occurrence or the potential magnitude of their consequences. Our business and financial performance could be affected by other factors identified in our past and future filings and reports, including those filed with the SEC. More detailed information about those factors is set forth in documents furnished by UBS and filings made by UBS with the SEC, including UBS’s Annual Report on Form 20-F for the year ended 31 December 2018. UBS is not under any obligation to (and expressly disclaims any obligation to) update or alter its forward-looking statements, whether as a result of new information, future events, or otherwise.

Rounding | Numbers presented throughout this report may not add up precisely to the totals provided in the tables and text. Percentages, percent changes, and adjusted results are calculated on the basis of unrounded figures. Information on absolute changes between reporting periods, which is provided in text and that can be derived from figures displayed in the tables, is calculated on a rounded basis.

Tables | Within tables, blank fields generally indicate that the field is not applicable or not meaningful, or that information is not available as of the relevant date or for the relevant period. Zero values generally indicate that the respective figure is zero on an actual or rounded basis. Percentage changes are presented as a mathematical calculation of the change between periods.

UBS Group AG

P.O. Box

CH-8098 Zurich

ubs.com

This Form 6-K is hereby incorporated by reference into (1) each of the registration statements of UBS AG on Form F-3 (Registration Number 333-225551) and of UBS Group AG on Form S-8 (Registration Numbers 333-200634; 333-200635; 333-200641; 333-200665; 333-215254; 333-215255; 333-228653; and 333-230312), and into each prospectus outstanding under any of the foregoing registration statements, (2) any outstanding offering circular or similar document issued or authorized by UBS AG that incorporates by reference any Form 6-K’s of UBS AG that are incorporated into its registration statements filed with the SEC, and (3) the base prospectus of Corporate Asset Backed Corporation (“CABCO”) dated June 23, 2004 (Registration Number 333-111572), the Form 8-K of CABCO filed and dated June 23, 2004 (SEC File Number 001-13444), and the Prospectus Supplements relating to the CABCO Series 2004-101 Trust dated May 10, 2004 and May 17, 2004 (Registration Number 033-91744 and 033-91744-05).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorized.

UBS Group AG

By: _/s/   Sergio Ermotti_______________

Name:  Sergio Ermotti

Title:    Group Chief Executive Officer

By: _/s/ Kirt Gardner__________________

Name:  Kirt Gardner

Title:    Group Chief Financial Officer

By: _/s/ Todd Tuckner_________________

      Name: Todd Tuckner

      Title: Group Controller and

            Chief Accounting Officer

UBS AG

By: _/s/   Sergio Ermotti_______________

Name:  Sergio Ermotti

Title:    President of the Executive Board

By: _/s/ Kirt Gardner__________________

Name:  Kirt Gardner

Title:    Chief Financial Officer

By: _/s/ Todd Tuckner_________________

      Name: Todd Tuckner

      Title: Group Controller and

            Chief Accounting Officer

Date:  July 23, 2019